Filed Pursuant to Rule 424 (B) (3)
Registration File No. 333-144249

PROSPECTUS

ATLANTIC EXPRESS TRANSPORTATION CORP.

OFFER TO EXCHANGE
$185,000,000 principal amount of its Senior Secured Floating Rate Notes due 2012 which have been registered under the Securities Act,
for any and all of its outstanding Senior Secured Floating Rate Notes due 2012

We are offering to exchange our senior secured floating rate notes due 2012, or the ‘‘exchange notes,’’ for our currently outstanding senior secured floating rate notes due 2012, or the ‘‘private notes.’’ The exchange notes are substantially identical to the private notes, except that the exchange notes have been registered under the federal securities laws and will not bear any legend restricting their transfer. The exchange notes will represent the same debt as the private notes and we will issue the exchange notes under the same indenture. We refer to the private notes and the exchange notes collectively in this prospectus as the ‘‘notes.’’

The notes will be unconditionally guaranteed on a senior secured basis by each of our existing and future domestic subsidiaries that are not unrestricted domestic subsidiaries, other than certain immaterial subsidiaries. The notes and the guarantees will rank senior in right of payment to all of our subordinated indebtedness and equal in right of payment with all of our other senior indebtedness.

The exchange notes and the guarantees will be secured by a first priority lien on all but one of our and our guarantor subsidiaries’ owned real properties and hereafter acquired real properties and on substantially all of our and our guarantor subsidiaries’ owned motor vehicles, other than those constituting excluded assets, and by a second priority lien on those of our assets and the assets of our guarantor subsidiaries which secure our and their obligations under our amended revolving credit facility, or the Amended and Restated Credit Facility, on a first priority basis. Accordingly, the exchange notes and guarantees will be effectively subordinated to the extent of the value of the collateral securing our Amended and Restated Credit Facility, and the guarantees of that facility on a first priority basis.

The principal features of the exchange offer are as follows:

•	The exchange offer expires at 5:00 p.m., New York City time, on August 15, 2007, unless extended.

•	We will exchange all private notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tenders of private notes at any time before the exchange offer expires.

•	The exchange of private notes for exchange notes pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

•	We do not intend to apply for listing of the exchange notes on any securities exchange or automated quotation system.

•	Broker-dealers receiving exchange notes in exchange for private notes acquired for their own account through market-making or other trading activities must deliver a prospectus in any resale of the exchange notes.

Investing in the exchange notes involves risks. See ‘‘Risk Factors’’ beginning on page 14 of this prospectus and the risk factors set forth in Item 1A of our Annual Report on Form 10-K for the fiscal year ended June 30, 2006, which is incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved of the notes or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 18, 2007.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal delivered with this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an ‘‘underwriter’’ within the meaning of the Securities Act of 1933, as amended. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 90 days after the completion of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See ‘‘Plan of Distribution.’’

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus as if we had authorized it. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates, nor does this prospectus constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

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Where You Can Find More Information

Atlantic Express Transportation Corp. and the subsidiary guarantors have filed with the U.S. Securities and Exchange Commission, or the ‘‘SEC,’’ a registration statement on Form S-4, the ‘‘exchange offer registration statement,’’ which term shall encompass all amendments, exhibits, annexes and schedules thereto, pursuant to the Securities Act of 1933, as amended, and the rules and regulations thereunder, which we refer to collectively as the ‘‘Securities Act’’, covering the exchange notes being offered. This prospectus does not contain all the information in the exchange offer registration statement. For further information with respect to Atlantic Express Transportation Corp., the subsidiary guarantors and the exchange offer, reference is made to the exchange offer registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other documents referred to are not necessarily complete. For a more complete understanding and description of each contract, agreement or other document filed as an exhibit to the exchange offer registration statement, we encourage you to read the documents contained in the exhibits.

In addition, we file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

 Incorporation of Certain Documents by Reference

The SEC allows us to ‘‘incorporate by reference’’ the information we file with it, which means that we can disclose important information to you by referring you to documents containing that information. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we may make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than Current Reports furnished under Item 2.02 or Item 7.01 (including any financial statements or exhibits relating thereto furnish pursuant to Item 9.01) of Form 8-K) until our offering is completed or terminated. We incorporate by reference:

(a)	Our Annual Report on Form 10-K for the fiscal year ended June 30, 2006, or the 10-K;

(b)	Our Quarterly Reports on Form 10-Q, or the 10-Qs, for the fiscal quarters ended March 31, 2007; December 31, 2006 and September 30, 2006; and

(c)	Our Current Reports on Form 8-K filed on April 24, 2007, May 2, 2007 and May 15, 2007.

Any statement contained herein, or in any documents incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for the purpose of this prospectus to the extent that a subsequent statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of these filings, at no cost, by writing or telephoning us at:

Atlantic Express Transportation Corp.
7 North Street
Staten Island, New York 10302-1205
Attention: Chief Financial Officer
Telephone: (718) 556-8072

To allow for timely delivery of any copies of filings requested, please write or telephone at least five business days prior to the scheduled expiration of the exchange offer.

This exchange offer is not being made to, nor will we accept surrenders for exchange from, holders of private notes in any jurisdiction in which this exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

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 Disclosure Regarding Forward-Looking Statements

This prospectus includes ‘‘forward-looking statements’’ within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments, plans and objectives for future operations and business strategies. These forward-looking statements are identified by their use of terms and phrases such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘estimate,’’ ‘‘expect,’’ ‘‘intend,’’ ‘‘may,’’ ‘‘plan,’’ ‘‘predict,’’ ‘‘project,’’ ‘‘likely,’’ ‘‘continue’’ and similar terms and phrases, including references to assumptions. The forward-looking information contained in this prospectus is generally located under the headings ‘‘Prospectus Summary,’’ ‘‘Risk Factors,’’ ‘‘Use of Proceeds,’’ ‘‘Capitalization,’’ ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ and ‘‘Business,’’ but may be found in other locations in this prospectus and the documents we incorporate by reference as well. Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, they are inherently subject to risks, uncertainties and assumptions. Accordingly, there can be no assurance that such plans, intentions or expectations will be achieved or that any trends noted in this prospectus will continue. We caution you that any forward-looking statement reflects only our belief at the time the statement is made. You should read this prospectus completely and with the understanding that actual future results may be materially different from what we expect. We do not plan to update forward-looking statements even though our situation may change in the future, except as required by law.

Specific factors that might cause future results to differ from our expectations, might cause us to modify our plans or objectives, may affect our ability to pay timely amounts due under the notes and/or may affect the value of the notes, include, but are not limited to:

•	our ability to implement our business strategy and realize its expected benefits;

•	our risk of inadequate liquidity;

•	our ability to raise necessary capital;

•	government regulation;

•	our ability to retain experienced and innovative personnel;

•	our ability to attract and retain qualified drivers;

•	fluctuations in the cost of fuel;

•	the availability or adequacy of our insurance coverage; and

•	other factors are contained under the heading ‘‘Item 1A. Risk Factors’’ in our Annual Report on Form 10-K for the fiscal year ended June 30, 2006, which is incorporated by reference in this prospectus.

All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. In light of these and other risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. We believe the forward-looking statements contained in this prospectus are reasonable; however, you should not place undue reliance on any of these forward-looking statements, which are based on our current expectations and assumptions. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events, except as required by law.

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Prospectus Summary

This summary highlights certain information concerning our business and this exchange offer. It is not complete and does not contain all of the information that may be important to you and to your investment decision. The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto in the documents we have filed with the SEC and incorporated by reference in this prospectus. You should carefully read this entire prospectus and should consider, among other things, the matters set forth in ‘‘Risk Factors’’ before deciding to invest in the notes. In this prospectus, unless indicated otherwise, references to ‘‘the Company,’’ ‘‘our company,’’ ‘‘we,’’ ‘‘our’’ and ‘‘us’’ refer to Atlantic Express Transportation Corp., a New York corporation, and its subsidiaries. References to ‘‘AETG’’ refer to Atlantic Express Transportation Group Inc., our parent company. As used herein, references to any ‘‘fiscal’’ year of our company refer to our fiscal year ended or ending on June 30 of such year. For the definition of ‘‘EBITDA,’’ and information about the limitations of the use of such non-GAAP financial measure, see ‘‘— Summary Consolidated Financial and Other Data.’’

The Company

We are the fourth largest provider of student transportation in the United States and the leading provider in New York City, the largest market in the United States. We also provide paratransit services for physically and mentally challenged passengers, and we offer fixed route transit, express commuter line and charter and tour bus services. We have contracts with approximately 120 school districts in New York, Missouri, Massachusetts, California, Pennsylvania, New Jersey and Illinois. We had a fleet of approximately 5,700 vehicles operating as of March 31, 2007.

We have been in operation for over 35 years and have grown from a small local bus company with a fleet of 16 buses to one of the largest national student transportation companies in the country. We have focused on developing our favorable reputation and we have achieved substantial contract renewals, which we believe are due to (i) our reputation for passenger safety and providing efficient, on-time service, (ii) our long-standing relationships with the school districts we service, (iii) the preference of school districts to maintain continuity of service with their current proven contractor rather than risk the uncertainty associated with a replacement and (iv) the disadvantage of prospective competitors, who generally would have to make substantially greater investments than we would in new equipment and who may experience difficulty obtaining suitable parking and maintenance facilities in our primary markets, especially in the New York City greater metropolitan area. We believe the expertise we have gained in our long operating history enables us to establish strong relationships with our customers and provides us with a competitive advantage when renewing contracts or bidding on new business. As a result, for fiscal 2006, we renewed or replaced 97.1% of our contracts that were expiring in fiscal 2005, with a weighted average increase in pricing of 15.3%. Excluding our contract with the New York City Department of Education, or the DOE, for fiscal 2006, we renewed or replaced 89.9% of our expiring contracts with a weighted average increase in pricing of 9.3%. For fiscal 2007, we renewed or replaced 92.8% of our contracts that were expiring in fiscal 2006, with a weighted average increase in pricing of 8.3%.

As of March 31, 2007, we had total assets of $207.5 million. In fiscal 2006, we generated total revenues of $414.1 million, a net loss of $29.6 million and EBITDA of $24.6 million. See note 1 of ‘‘— Summary Consolidated Financial and Other Data’’ for the definition of EBITDA and a reconciliation of net income (loss) to EBITDA.

We derive our revenue from two segments: (i) school bus operations and (ii) paratransit and transit operations.

School Bus Operations (88.9% of our revenues for fiscal 2006). We have contracts to provide student transportation in approximately 120 school districts in New York, Missouri, Massachusetts, California, Pennsylvania, New Jersey, and Illinois. Our student transportation contracts have provided a relatively predictable and stable stream of revenues over their terms, which generally range from one to five years. We provide services for the transportation of open enrollment students through the use of standard school buses, and the transportation of physically or mentally challenged students through the use of an assortment of vehicles, including standard school buses, passenger vans and lift-gate vehicles, which are capable of accommodating wheelchair-bound students. As of March 31, 2007, we had a fleet of approximately 5,300 vehicles to service our school bus operations, consisting of school buses, minivans and cars, lift and ramp-equipped vehicles, coaches and service and support vehicles.

Paratransit and Transit Operations (11.1% of our revenues for fiscal 2006). We provide paratransit service in New York City for physically and mentally challenged persons who are unable to use standard public transportation. The remainder of our paratransit and transit operations revenue comes from fixed route transit, express commuter lines and charter and tour bus services. We had a fleet of approximately 400 vehicles to service our paratransit and transit operations as of March 31, 2007.

Industry Overview

Student Transportation Industry.    The student transportation industry is characterized by contracts between transportation companies and the school districts seeking outsourced transportation. These contracts are generally for an original duration of one to five years, and often contain fixed pricing, whereby changes in underlying costs to transportation companies are not passed along to the school districts.

According to the latest available data from the industry publication School Bus Fleet, total expenditures for student transportation in the United States were over $13 billion for the 2005 school year and over 25 million students are transported twice daily by approximately 470,000 yellow school buses. According to the same source, school districts directly operate approximately two-thirds of student transportation services, while approximately one-third of services are outsourced to private operators like us.

Private student transportation contractors generally offer student transportation services to both public and private educational institutions. These services typically include home-to-school busing, as well as transportation for special needs, extracurricular activities, and field trips for school and other groups. Other services may include management contracting, computerized routing, and consulting services. Labor (drivers, matrons, mechanics, and supervisors) and, in general, infrastructure (facilities and vehicles) are provided by transportation contractors. The student transportation business is seasonal with operations following the traditional school year from September to June. As a result, student transportation contractors historically experience a significant decline in revenue and operating income during the summer months.

We believe that the following trends affecting the student transportation industry provides us with significant opportunities to execute our business strategy:

•	School Enrollment. We believe the expected increase in school enrollment, attributable to a rise in the U.S. birth rate since 1984, is expected to lead to growth in the student transportation industry. The National Center for Educational Statistics projected total school enrollment growth of 4% between 2002 and 2014. The student transportation industry is expected to grow accordingly. The aggregate student population in our major markets (New York City, Los Angeles, Philadelphia, and Chicago) grew approximately 10% from 2.2 million students in 1990 to 2.4 million students in 2003, which is the latest available data from the Digest of Education Statistics.

•	Highly Fragmented Market with Numerous Small Competitors. Based on publicly available information, the top four student transportation operators have approximately a 63% share of the outsourced market and thousands of smaller operators have the remaining 37%. Because of the highly fragmented nature of the market, we believe there are a number of potential acquisitions that could be made on a selective basis and on attractive terms. We believe these acquisitions should be a less capital intensive form of growth than bidding for new routes.

•	Special Education Transportation. Special education transportation represents a growing portion of the student population. Special education transportation services usually include specially equipped and staffed vans and buses and often require alternate routes, as these students generally do not attend mainstream schools. This segment is growing at a faster rate than regular education transportation as an increasing number of students are being identified as requiring special programs and services. In 2005, 7% of the U.S. student population was eligible for these services.

•	Federal Regulations. The No Child Left Behind Act, or NCLBA, signed into law in 2002, has expanded the federal role in education and set requirements in place that affect public schools across the United States. At the core of the NCLBA are measures designed to close achievement gaps. The new law enhances options for parents with children in chronically failing schools. Once a school is identified as ‘‘failing,’’ parents are allowed to transfer their child to a better-performing school. The school district must provide transportation to the new school for all students who request it, including students with disabilities. In large part due to the NCLBA, the discretionary appropriations for the U.S. Department of Education were $56.0 billion, a $13.8 billion, or 33%, increase from 2001.

•	Privatization Opportunities. School districts at times seek to outsource student transportation services. We believe that the privatization of student transportation, or the outsourcing of student transportation by school districts, is an attractive cost-cutting option to school districts, which, according to publicly available data, operate approximately two-thirds of the approximately 470,000 school buses in the United States. We believe additional privatization presents an opportunity for us to expand selectively our student transportation services.

Paratransit Industry.    Pursuant to the Americans with Disabilities Act of 1990, certain municipalities with public transit systems are required to provide paratransit services for physically and mentally challenged persons who are unable to use standard public transportation. We believe municipalities with larger public transit systems in the United States typically rely upon the private sector to perform paratransit services, while the small and medium sized municipalities, collectively, outsource approximately one-half of their paratransit transportation services. Additionally, the municipality often provides the vehicles in paratransit arrangements, thereby reducing the capital outlays necessary from service providers to operate in this industry. According to the latest available data from the American Public Transportation Association, expenditures for the paratransit market were estimated to be approximately $2.5 billion in 2004.

Competitive Strengths

Leading Position in the New York City Market.    We are the fourth largest provider of student transportation services in the United States and the leading provider in New York City, New York, the largest market in the country. We have strengthened our position in New York City by maintaining our reputation for high quality services and well-maintained equipment. As a result, we are able to use our longstanding operating history and our considerable brand name recognition in New York City to expand our operations throughout the northeast region more effectively, strengthen our existing markets in Los Angeles, California, St. Louis, Missouri and Chicago, Illinois and win new contracts in our markets.

Well-Established Company with Longstanding Customer Relationships.    For fiscal 2006, over 98% of our current contracted revenue was generated from customers with whom we have had a relationship of five years or longer, and over 77% of the current contracted revenue was generated from customers with whom we have had a relationship of greater than 15 years. We believe that our longstanding relationships with the school districts we service and the preference of school districts to maintain continuity of service with their current proven contractor, rather than risk the uncertainty associated with a replacement, provide us with a significant advantage over prospective competitors in our existing markets.

Predictable and Stable Revenue and Cost Structure.    In each of fiscal 2005 and 2006, approximately 95% of our revenue was contracted. The vast majority of these contracts provide for annual price adjustments based upon pre-negotiated rates or increases in the consumer price index, or CPI. The highly visible nature of our contracts makes the revenue stream highly predictable. In addition, much of our cost structure is also predictable. For example, our five year contract with the DOE, implemented in July 2005, provides for reimbursement of all matron contract costs plus an additional administrative fee, prior year CPI recapture, fixed automobile liability insurance costs, and sharing of future state and city mandated safety enhancement costs. Our current Amalgamated Transit Union contract, implemented in July 2006, provides for fixed contributions for health and welfare and pension costs for the term of the contract and a predetermined labor rate.

Significant Scale.    We are the fourth largest provider of student transportation in the United States and we believe that our significant scale enables us to more effectively leverage our overhead and maintenance costs than many of our smaller competitors. We believe our northeastern base of operations and geographic hubs in Los Angeles, California, St. Louis, Missouri, and Chicago, Illinois provide us with a solid platform for future growth through new contract bids and tuck-in acquisitions. Our school bus fleet size allows us to effectively deploy buses across our network in order to meet or fulfill requirements for existing contracts. Our size also allows us to recognize economies of scale with respect to driver training, establishing and implementing safety standards, fleet acquisition vehicle maintenance and billing and collection.

Experienced in Operating with Unionized Labor.    As of March 31, 2007, approximately 79% of our employees were represented by labor unions. Over the years, we believe we have maintained satisfactory relations with our employees. There has been no school transportation work stoppage in over 20 years. We have also recently reached an agreement on a new three-year contract with the Amalgamated Transit Union with no disruption in service. The Amalgamated Transit Union represents approximately 48% of our drivers, matrons and mechanics. Additionally, Domenic Gatto, our CEO, is an Employer Trustee of both the Health and Welfare Fund and the Pension Fund of the Amalgamated Transit Union. Mr. Gatto heads the team representing the New York School Bus Contractors Coalition, Inc. Negotiating Committee. We view our ability to operate successfully in a union environment as a competitive advantage.

Experienced Senior Management Team.    Our senior management team averages approximately 20 years of experience in transportation and related industries and during this time has earned a reputation for providing high quality service. The team has also established important relationships with our customers and labor force.

Equity Sponsorship.    Since 1998, GSC Group has invested more than $100 million of equity in our parent company, AETG. GSC Group is an SEC-registered investment adviser with over $24 billion of assets under management as of March 31, 2007 (including leverage and warehoused assets). In this prospectus we refer to GSC Group as our ‘‘Sponsor.’’

Business Strategy

We plan to continue to strengthen our position as a leading provider of student transportation in the United States by pursuing the following business strategies:

Capitalize on Organic Growth.    The demand for student transportation has generally been insensitive to economic cycles and we believe it is fundamentally strong. The expected increase in school enrollment in areas where we operate will lead to additional demand for student transportation services. Other factors affecting our organic growth include growth in the school-age population resulting from the ‘‘Baby Boom Echo’’ effect, extension of school hours and school calendars, the NCLBA and greater awareness of children with disabilities. For example, demographic growth in New York City has resulted in an average 6.5% increase in routes over the last ten years.

Continue Successful Contract Renewals and Bids at Favorable Prices.    We have a successful history of contract renewals with associated increases in contract rates as a result of our longstanding relationship with our customers, our reputation for safety and quality service, our significant scale and the preference of school districts to maintain continuity of service. For fiscal 2006, we successfully renewed or replaced 97.1% of contracts that were expiring in fiscal 2005 with a weighted average price increase of 15.3%. Excluding our contract with the DOE, for fiscal 2006 we renewed or replaced 89.9% of our expiring contracts with a weighted average increase in pricing of 9.3%. For fiscal 2007, we successfully renewed or replaced 92.8% of contracts that were expiring in fiscal 2006 with a weighted average price increase of 8.3%.

Acquisitions in Existing Markets.    We intend to selectively consider acquisitions of student transportation companies in existing and contiguous markets that we believe will provide an opportunity for modest growth. We believe that expansion in regions where we already have established operations, whether through additional contracts or through opportunistic tuck-in acquisitions, will enable us to capitalize on our existing maintenance, parking and administrative infrastructure, thereby improving profit margins and reducing capital expenditure requirements.

Conversions.    When privatization opportunities become available in existing or contiguous markets, we will attempt to enter these particular markets. Privatization of student transportation, or the outsourcing of student transportation by school districts, is an attractive cost-cutting option to school districts.

Principal Executive Offices

We are a New York corporation. Our principal offices are located at 7 North Street, Staten Island, New York 10302-1205. Our telephone number is (718) 442-7000. We maintain our corporate website at http://www.atlanticexpress.com. Our website and the information contained on, or linked to, that site are not incorporated into this prospectus, and you should not rely on any such information in making your decision whether to participate in the exchange offer for the notes.

SUMMARY OF The Exchange Offer

The Exchange Offer	We are offering to exchange the exchange notes for the outstanding private notes that are properly tendered and accepted. You may tender outstanding private notes in denominations of $1,000 and integral multiples of $1,000. We will issue the exchange notes on or promptly after the exchange offer expires. As of the date of this prospectus, $185,000,000 aggregate principal amount of private notes is outstanding.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on August 15, 2007, unless extended, in which case the expiration date will mean the latest date and time to which we extend the exchange offer.

Conditions to the Exchange Offer	The exchange offer is not subject to any condition other than that it not violate applicable law or any applicable interpretation of the staff of the SEC. The exchange offer is not conditioned upon any minimum principal amount of private notes being tendered for exchange.

Procedures for Tendering Private Notes	If you wish to tender your private notes for exchange notes pursuant to the exchange offer you must transmit to The Bank of New York, as exchange agent, on or before the expiration date, either:

•	a computer generated message transmitted through The Depository Trust Company’s Automated Tender Offer Program system, or ATOP, and received by the exchange agent and forming a part of a confirmation of book-entry transfer in which you acknowledge and agree to be bound by the terms of the letter of transmittal, which accompanies this prospectus; or

•	a properly completed and duly executed letter of transmittal, which accompanies this prospectus, or a facsimile of the letter of transmittal, together with your private notes and any other required documentation, to the exchange agent at its address listed in this prospectus and on the front cover of the letter of transmittal.

If you cannot satisfy either of these procedures on a timely basis, then you should comply with the guaranteed delivery procedures described below. By executing the letter of transmittal, you will make the representations to us described under ‘‘The Exchange Offer — Procedures for Tendering Outstanding Notes.’’

Special Procedures for Beneficial Owners	If you are a beneficial owner whose private notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your private notes in the exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, you must either:

•	make appropriate arrangements to register ownership of the private notes in your name; or

•	obtain a properly completed bond power from the registered holder before completing and executing the letter of transmittal and delivering your private notes.

Guaranteed Delivery Procedures	If you wish to tender your private notes and time will not permit the documents required by the letter of transmittal to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, you must tender your private notes according to the guaranteed delivery procedures described in this prospectus under the heading ‘‘The Exchange Offer — Guaranteed Delivery Procedures.’’

Acceptance of the Private Notes and Delivery of the Exchange Notes	Subject to the satisfaction or waiver of the conditions to the exchange offer, we will accept for exchange any and all private notes that are validly tendered in the exchange offer and not withdrawn before 5:00 p.m., New York City time, on the expiration date.

Withdrawal Rights	You may withdraw the tender of your private notes at any time before 5:00 p.m., New York City time, on the expiration date, by complying with the procedures for withdrawal described in this prospectus under the heading ‘‘The Exchange Offer — Withdrawal Rights.’’

Certain United States Federal Income Tax Considerations	The exchange of notes will not be a taxable event for U.S. federal income tax purposes. For a discussion of material U.S. federal income tax considerations relating to the exchange of notes, see ‘‘Certain United States Federal Income Tax Considerations.’’

Exchange Agent	The Bank of New York, the trustee under the indenture governing the notes, is serving as the exchange agent.

Consequences of Failure to Exchange	If you do not exchange your private notes for exchange notes, you will continue to be subject to the restrictions on transfer provided in the private notes and in the indenture governing the private notes. In general, the private notes may not be offered or sold, unless registered under the

Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently plan to register the private notes under the Securities Act.

Registration Rights Agreement	You are entitled to exchange your private notes for exchange notes with substantially identical terms. This exchange offer satisfies this right. After the exchange offer is completed, you will no longer be entitled to any exchange or registration rights with respect to your private notes.

Broker-Dealers	Each broker-dealer that receives exchange notes for its own account in exchange for private notes, where such private notes were acquired by such broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See ‘‘Plan of Distribution.’’

We explain the Exchange Offer in greater detail beginning on page 25.

TERMS OF THE EXCHANGE NOTES

The summary below describes the principal terms of the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The section entitled ‘‘Description of the Exchange Notes’’ of this prospectus contains a more detailed description of the terms and conditions of the notes and the indenture governing the notes.

Issuer	Atlantic Express Transportation Corp.

Securities Offered	$185,000,000 in aggregate principal amount of Senior Secured Floating Rate Notes.

Maturity Date	April 15, 2012.

Interest Rate	We will pay interest on the notes at an annual interest rate equal to six month LIBOR plus a margin of 7.250%.

Interest Payment Dates	We will make interest payments on the notes semi-annually in cash, in arrears, on each April 15 and October 15, beginning on October 15, 2007.

Guarantees	All of our existing and future domestic restricted subsidiaries (other than certain immaterial subsidiaries) will guarantee the notes on a senior secured basis.

Ranking	The notes and the guarantees will rank senior in right of payment to all of our subordinated indebtedness and equal in right of payment with all of our senior indebtedness.

Security Interest	The notes and the guarantees will be secured by a first priority lien on all but one of our and our guarantor subsidiaries’ owned real properties and hereafter acquired real properties and on substantially all of our and our guarantor subsidiaries’ owned motor vehicles, other than those constituting excluded assets, and by a second priority lien on those of our assets and the assets of our guarantor subsidiaries which secure our and their obligations under our Amended and Restated Credit Facility on a first priority basis. Accordingly, the notes and the guarantees will be effectively subordinated to the extent of the value of the collateral securing our Amended and Restated Credit Facility, and the guarantees of that facility on a first priority basis. The collateral will not include assets constituting Excluded Assets. See the section entitled ‘‘Description of the Exchange Notes — Collateral.’’

Optional Redemption	On or after May 15, 2008, we may redeem some or all of the notes at the following percentages of their principal amount, plus accrued and unpaid interest to the date of redemption, if redeemed during any 12-month period commencing on any date set forth below:

For the Period Beginning	Percentage
May 15, 2008	103.000%
May 15, 2009	102.000%
May 15, 2010	101.000%
May 15, 2011 and thereafter	100.000%

Prior to May 15, 2008, we may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of certain equity offerings at a redemption price equal to 100% of the principal amount thereof, plus a premium equal to the rate per annum at which the notes bear interest on the date on which the notice of redemption is given, plus accrued and unpaid interest to the redemption date, if at least 65% of the aggregate principal amount of the originally issued notes remains outstanding and we make such redemption not more than 120 days after the consummation of any such equity offering.

Change of Control Offer	If we undergo a specified change of control, we will be required to make an offer to each holder to repurchase all or a portion of their notes at 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase.

Asset Sale Proceeds	If we sell assets outside the ordinary course of business and we do not use the net proceeds for specified purposes, we may be required to use such net proceeds to repurchase the notes at 100% of their principal amount, together with accrued and unpaid interest to the date of repurchase.

Certain Indenture Covenants	The indenture governing the notes contains certain covenants that, among other things, limit our and our restricted subsidiaries’ ability to:

•	incur additional indebtedness or issue disqualified capital stock;

•	pay dividends, redeem or repurchase our capital stock or subordinated indebtedness or make other restricted payments;

•	enter into certain transactions with affiliates;

•	create or incur liens;

•	change our line of business;

•	transfer or sell assets;

•	make certain investments or acquisitions;

•	incur dividend or other payment restrictions with regard to restricted subsidiaries; and

•	consummate a merger, consolidation or sale of all or substantially all of our assets.

These covenants will be subject to a number of important exceptions and qualifications. See ‘‘Description of Exchange Notes — Certain Covenants.’’

Listing	We do not intend to apply for listing of the exchange notes on any securities exchange or automated quotation system.

Registration Rights	In connection with the sale of the private notes, we entered into an agreement with the initial purchasers of the private notes in which we agreed:

•	to use our commercially reasonable efforts to file a registration statement for the private notes with the SEC within 90 days of the date the private notes are issued to enable the holders of the private notes to exchange the privately placed notes for publicly registered exchange notes with substantially identical terms;

•	to use our commercially reasonable efforts to cause that registration statement to be declared effective within 210 days of the date the notes are issued; and

•	to use our commercially reasonable efforts to complete the exchange offer within 30 business days after the effective date of the registration statement.

This exchange offer is being made to comply with that registration rights agreement.

In addition, in certain circumstances, we have agreed to file a shelf registration statement that would allow some or all of the private notes to be offered to the public. The time periods for a shelf registration could be up to 30 days longer than those for an exchange offer.

Use of Proceeds.	We will not receive any cash proceeds from the exchange offer.

Risk Factors

You should consider carefully the information set forth in the section entitled ‘‘Risk Factors’’ and all other information described or incorporated in this prospectus before deciding to invest in the notes.

 Summary Consolidated Financial and other data

The following tables set forth our summary consolidated financial data. The financial data and other financial data for each of the three fiscal years ended June 30, 2004, 2005 and 2006 are derived from our audited consolidated financial statements incorporated by reference in this prospectus from the 10-K. The financial data and other financial data for the nine months ended March 31, 2006 and 2007 have been derived from our unaudited consolidated financial statements incorporated by reference in this prospectus from the 10-Qs. In the opinion of our management, our unaudited consolidated financial data has been prepared on the same basis as the audited consolidated financial statements and contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations for the relevant periods.

The other financial data set forth below includes EBITDA, which is not required by or presented in accordance with generally accepted accounting principles. Please see footnote (3) below for further discussion of this non-GAAP measure.

You should read the information set forth below in conjunction with ‘‘Capitalization,’’ ‘‘Selected Historical Financial Data,’’ and our consolidated financial statements and related notes incorporated by reference in this prospectus.

	Fiscal Year Ended June 30,			Nine Months Ended March 31,
	2004	2005	2006	2006	2007
	(in thousands)
Statements of Operations:
Revenues	$363,521	$363,676	$414,058	$295,851	$311,179
Cost of operations	320,679	337,398	369,143	267,745	278,895
General and administrative expenses	17,695	17,457	18,655	14,296	13,370
Depreciation and amortization	26,287	25,029	28,199	21,678	13,839
Contract rights impairment	5,463	959	—	—	—
Income (loss) from operations(1)	(6,603)	(17,168)	(1,940)	(7,868)	5,075
Net income (loss)(2)	56,818	(42,426)	(29,551)	(26,987)	(9,234)

	Fiscal Year Ended June 30,			Nine Months Ended March 31,
	2004	2005	2006	2006	2007
	(in thousands)
Other Financial Data:
EBITDA(3)	$114,241	$6,862	$24,589	$13,940	$24,656
Capital expenditures	19,235	8,210	6,518	5,059	4,374

March 31, 2007
(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$6,180
Accounts receivable, net	59,210
Property, plant and equipment, net	83,584
Total assets	207,456
Total debt	156,643
Total shareholder’s deficit	(9,102)

(1)	The Company intends to reclassify certain expenses beginning with its financial statements as of and for the fiscal year ending June 30, 2007 and intends to make corresponding adjustments to prior fiscal years to make them consistent with the reclassification. The statement of operations for the nine months ended March 31, 2006 has been reclassified to reflect amounts relating to the gains or losses on the sale of long lived assets and management fee expense as operating expenses. These amounts were previously reflected in other income (expense). The Company will also reclassify its statement of operations for fiscal 2005 and 2006 to conform to the current presentation when it publishes its financial statements for the fiscal year ending June 30, 2007. Reclassifying the prior periods will not impact the Company’s net loss or EBITDA, but will increase cost of operations, general and administrative expenses and income (loss) from operations. For quantification and a further discussion of the proposed reclassification, see ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations — Proposed Reclassification’’ incorporated by reference to our Current Report on Form 8-K filed April 19, 2007.
(2)	The fiscal 2004 amount reflects $102,901 of forgiveness of indebtedness income in connection with the Company’s reorganization.
(3)	EBITDA represents net income (loss) before interest, taxes, depreciation and amortization (including contract rights impairment). We present EBITDA because we believe it is an important supplemental measure of our performance that is frequently used by others in evaluating companies in our industry. We have used in the past, and may use in the future, EBITDA as a measure for compliance with covenants in the documents governing our indebtedness and as a measure of our company’s performance for our executives’ compensation. EBITDA has significant limitations, including that its does not reflect our cash requirements for capital expenditures, contractual commitments, working capital or debt service. In addition, other companies may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure. We compensate for these limitations by primarily relying on our GAAP results and using EBITDA only as a supplement. The following table sets forth a reconciliation of EBITDA to net income (loss):

	Fiscal Year Ended June 30,			Nine Months Ended March 31,
	2004	2005	2006	2006	2007
	(in thousands)
Net income (loss)	$56,818	$(42,426)	$(29,551)	$(26,987)	$(9,234)
Interest expense	25,196	23,514	25,941	19,249	20,051
Income tax expense	477	(214)	—	—	—
Depreciation and amortization	26,287	25,029	28,199	21,678	13,839
Contract rights impairment	5,463	959	—	—	—
EBITDA	$114,241	$6,862	$24,589	$13,940	$24,656

Risk Factors

You should carefully consider the following risk factors and the risk factors identified in our most recent annual report on Form 10-K and our subsequent Quarterly Reports on Form 10-Q incorporated herein by reference, as well as all other information contained or incorporated by reference in this prospectus before participating in the exchange offer.

Risks Related to the Notes

If you do not properly tender your private notes, you will continue to hold unregistered private notes and your ability to transfer private notes will be adversely affected.

We will only issue exchange notes in exchange for private notes that are timely received by the exchange agent. Therefore, you should allow sufficient time to ensure timely delivery of the private notes and you should carefully follow the instructions on how to tender your private notes. Neither we nor the exchange agent is required to tell you of any defects or irregularities with respect to your tender of the private notes. If you do not tender your private notes or if we do not accept your private notes because you did not tender your private notes properly, then, after we consummate the exchange offer, you will continue to hold private notes that are subject to the existing transfer restrictions. In addition, if you tender your private notes for the purpose of participating in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes. If you are a broker-dealer that receives exchange notes for your own account in exchange for private notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of such exchange notes.

After the exchange offer is consummated, if you continue to hold any private notes, you may have difficulty selling them because there will be less private notes outstanding. In addition, if a large amount of private notes are not tendered or are tendered improperly, the limited amount of exchange notes that would be issued and outstanding after we consummate the exchange offer could lower the market price of such exchange notes.

Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes and our other indebtedness.

We have a significant amount of indebtedness. As of May 31, 2007 we had total indebtedness obligations of $198.7 million (consisting of the notes and the balance consists of purchase money mortgages, capital leases and credit facility borrowings). The indenture governing the notes allows us to incur additional indebtedness under the Amended and Restated Credit Facility.

The exchange of the exchange notes for private notes in the exchange offer will not have any effect on the amount of our outstanding indebtedness.

Our substantial indebtedness could have important consequences to you and our company and significant effects on our business, including the following:

•	make it more difficult for us to satisfy our obligations with respect to the notes and our other indebtedness and contractual and commercial commitments and, if we fail to comply with these requirements, an event of default could result;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds.

The occurrence of any one of these events could have a materially adverse effect on our business, financial condition, results of operations, prospects and ability to satisfy our obligations under the notes.

Restrictive covenants in our Amended and Restated Credit Facility, the indenture governing the notes and our other current and future indebtedness could adversely restrict our operating flexibility.

The discretion of our management with respect to certain business matters may be limited by covenants contained in our Amended and Restated Credit Facility and the indenture governing the notes, as well as other current and future debt instruments. Among other things, these covenants may include restrictions on our ability to:

•	incur or guarantee additional indebtedness or issue disqualified capital stock;

•	pay dividends or make other distributions;

•	issue capital stock of our restricted subsidiaries;

•	transfer or sell assets, including capital stock of our restricted subsidiaries;

•	make certain investments or acquisitions;

•	grant liens on our assets;

•	incur dividends or other payment restrictions affecting our restricted subsidiaries;

•	enter into certain transactions with affiliates; and

•	merge, consolidate or transfer all or substantially all of our assets.

In addition, the credit agreement governing our Amended and Restated Credit Facility includes other and more restrictive covenants including those that restricts our ability to prepay our other indebtedness, including the notes, while borrowings under our Amended and Restated Credit Facility remain outstanding. Our Amended and Restated Credit Facility requires us to achieve specified financial and operating results in some instances. Our ability to comply with any such covenant may be affected by events beyond our control.

The restrictions contained in the indenture governing the notes and the credit agreement governing our Amended and Restated Credit Facility could:

•	limit our ability to plan for or react to market conditions or meet capital needs or otherwise restrict our activities or business plans; and

•	adversely affect our ability to finance our operations, acquisition opportunities or other capital needs or to engage in other business activities that would be in our interest.

A breach of any of the restrictive covenants or our inability to comply with the required financial ratios could result in a default under the credit agreement governing our Amended and Restated Credit Facility. If a default occurs, the lenders under our Amended and Restated Credit Facility may elect to:

•	declare all borrowings outstanding under thereunder, together with accrued interest and other fees, to be immediately due and payable; and

•	prevent us from making payments on the notes,

either of which would result in an event of default under the indenture governing the notes and could result in a cross default under our other debt instruments. The lenders would also have the right in these circumstances to terminate any commitments they have to provide us with further borrowings. If the borrowings under our Amended and Restated Credit Facility and the notes were to be accelerated, we cannot assure you that we would be able to repay in full the notes. See ‘‘Description of the Exchange Notes — Certain Covenants.’’

Despite current indebtedness levels and restrictive covenants, we may still be able to incur substantial additional debt, which could exacerbate the risks described above.

We may be able to incur additional debt in the future. Although the indenture governing the notes and the credit agreement governing our Amended and Restated Credit Facility contain restrictions on our ability and the ability of our restricted subsidiaries to incur indebtedness, those restrictions are or will be subject to a number of exceptions and qualifications and, under certain circumstances, debt incurred in compliance with these restrictions could be substantial. For example, the indenture governing the notes allows us to incur additional indebtedness if our consolidated fixed charge coverage ratio, after giving effect to the incurrence, is greater than 2.0 to 1.0. In addition, if we are able to designate some of our restricted subsidiaries under the indenture governing the notes as unrestricted subsidiaries, those unrestricted subsidiaries would be permitted to borrow beyond the limitations specified in the indenture and engage in other activities in which restricted subsidiaries may not engage. In addition, the indenture governing the notes will not prevent us from incurring obligations that do not constitute indebtedness. See ‘‘Description of the Exchange Notes.’’ Adding new debt to current debt levels could intensify the leverage-related risks that we and our subsidiaries now face.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on the notes and our other indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Based on our current level of operations and anticipated operating improvements, we believe our cash flow from operations, available cash and available borrowings under our Amended and Restated Credit Facility is adequate to meet our liquidity needs for the foreseeable future. We cannot assure you, however, that our business will generate sufficient cash flow from operations, that currently anticipated operating improvements will be realized on schedule or that future borrowings will be available to us under our Amended and Restated Credit Facility in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs.

If we do not have sufficient funds, we may be required to sell assets or incur additional debt. We may need to refinance all or a portion of our indebtedness, including the notes, on or before their stated maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including our Amended and Restated Credit Facility and the notes, on commercially reasonable terms, or at all. In addition, the terms of existing or future debt agreements may restrict us from adopting any of these alternatives. The failure to generate sufficient cash flow or to achieve any of these alternatives could materially adversely affect the value of the notes and our ability to pay the amounts due under the notes.

We have a history of net losses and may incur additional losses in the future.

We sustained net losses of $57.4 million, $20.5 million, $42.4 million and $29.6 million for the fiscal years ended 2002, 2003, 2005, and 2006, respectively. In addition, net income for fiscal year 2004 of $56.8 million included forgiveness of indebtedness income of approximately $102.9 million. Future losses could adversely affect our ability to fund planned capital expenditures and to make payments on the notes. As a result, you could lose all or part of your investment.

We may not have access to the cash flow and other assets of our subsidiaries that may be needed to make payments on the notes.

We are a holding company that derives all of our operating income and cash flow from our subsidiaries and accordingly, our ability to make payments on the notes is dependent on the earnings and the distribution of funds from our subsidiaries. However, none of our subsidiaries is obligated to us to make funds available for payment on the notes. Our subsidiaries will be permitted to incur additional indebtedness that may limit the making of distributions, the payment of dividends or the making of loans by such subsidiaries to us. We cannot assure you that the agreements governing the current and future indebtedness of our subsidiaries will permit our subsidiaries to provide us with sufficient dividends, distributions or loans to fund payments on these notes when due.

The value of the collateral securing the notes may not be sufficient to satisfy our and our subsidiaries’ obligations under the notes.

The notes and the related guarantees will not be secured by a first priority lien on all of our assets. The notes and the related guarantees will be secured by a first priority lien, subject to certain permitted prior liens, on all but one of our and our guarantor subsidiaries’ owned real properties and certain of our and our guarantor subsidiaries’ hereafter acquired real properties (the ‘‘first lien real property’’) and on substantially all of our and our guarantor subsidiaries’ owned motor vehicles, other than those constituting excluded assets, whether now owned or hereafter acquired, other than motor vehicles which are subject to purchase money liens (the ‘‘motor vehicles,’’ and together with the first lien real property, the ‘‘first lien collateral’’). The lenders under our Amended and Restated Credit Facility have a first priority lien on substantially all of our and our guarantor subsidiaries’ assets, subject to certain permitted prior liens, other than the first lien collateral and certain Excluded Assets (the ‘‘second lien collateral’’), and a second priority lien on the first lien real property. The notes will benefit from a second priority lien on the second lien collateral. The lenders under our Amended and Restated Credit Facility do not have a lien on the motor vehicles.

The proceeds from the sale of the first lien collateral may not be sufficient to pay all amounts owed on the notes. The first lien collateral may be less liquid than the second lien collateral. Additionally, the amount to be received upon the sale of such collateral will depend on many factors, as more fully described in the risk factor ‘‘— The collateral securing the notes may be reduced or diluted under certain circumstances.’’ We cannot assure you that the liquidation value of the first lien collateral would be adequate to repay the principal amount of, or premium, if any, and any accrued and unpaid interest on all of the outstanding notes.

The lenders under our Amended and Restated Credit Facility will be entitled to receive proceeds from any sale of the second lien collateral to repay their obligations in full before the holders of the notes will be entitled to any proceeds from any such sale of the second lien collateral. The proceeds from the second lien collateral may not be sufficient to repay both the lenders under our Amended and Restated Credit Facility and the holders of the notes. We cannot assure you that, in the event of a foreclosure, the proceeds from the sale of all second lien collateral would be sufficient to pay in full all obligations secured by the first priority liens on such collateral or any portion of the amounts owed under the outstanding notes.

If the proceeds from the sale of the first lien collateral and the second lien collateral were not sufficient to repay all obligations secured by such collateral, then the holders of the notes, to the extent not repaid from the proceeds of the sale of the first lien collateral and second lien collateral, would only have an unsecured claim against our remaining assets, if any. This claim would rank equal in priority to the unsecured claims with respect to any unsatisfied obligations under our Amended and Restated Credit Facility and our other unsecured senior indebtedness and the unsecured senior indebtedness of our guarantor subsidiaries.

We have not performed any recent appraisals on the value of the collateral. The book value of the collateral should not be relied on as a measure of realizable value for such assets. By their nature, portions of the collateral may be illiquid and may have no readily ascertainable market value. In addition, a significant portion of the collateral includes assets that may only be usable, and thus retain value, as part of our existing operating businesses. Accordingly, any such sale of the collateral separate from the sale of certain operating businesses may not be feasible or of significant value. Also, an entity that forecloses on the real property comprising a portion of the collateral is potentially liable for environmental claims. See the risk factor ‘‘— Because the collateral includes real property, you may be liable under limited circumstances for environmental claims related to real property.’’ In addition, the collateral is located in a number of locations, and the multi-jurisdictional nature of any foreclosure on the collateral may limit the realizable value of the collateral.

The ability of the trustee to foreclose on the collateral on your behalf may also be subject to perfection, the consent of third parties, governmental approvals and practical problems associated with the realization of the collateral agent’s security interest in the collateral. We have not obtained the consent of third parties whose consent may be necessary to allow the collateral agent to foreclose on the collateral consisting of contract rights or collateral as to which third parties have contractual rights. We cannot assure you that the consents of such third parties or any required approvals of governmental entities will be given when required to facilitate a foreclosure on such assets.

Holders of the notes will not control decisions regarding the second lien collateral.

We entered into security documents that grant to the administrative agent for the lenders under our Amended and Restated Credit Facility a first lien on the second lien collateral, and give the administrative agent certain rights with respect to the second lien collateral. The collateral agent entered into an intercreditor agreement with the administrative agent which defines the rights of the parties with respect to the second lien collateral and the parties’ liens thereon. The administrative agent and the lenders under our Amended and Restated Credit Facility, who have a first priority lien on the second lien collateral, control substantially all matters related to the second lien collateral and the collateral agent’s rights and remedies with respect thereto. At any time that obligations are outstanding under our Amended and Restated Credit Facility, the administrative agent shall have the sole and exclusive right to control, administer, account for and otherwise deal with the second lien collateral and to determine the manner of every sale or other disposition of the second lien collateral, in each case, upon enforcement of the administrative agent’s interest, and to foreclose on the second lien collateral in any order which it deems appropriate. As a result, the administrative agent for the lenders may dispose of or foreclose on, or take other actions with respect to, the second lien collateral with which the holders of the notes may disagree or that may be contrary to the interests of the holders of the notes. Also, the collateral agent and the holders of the notes will be unable to exercise remedies with respect to the second lien collateral unless and until the administrative agent for the lenders exercises its rights and remedies with respect to the second lien collateral, and then only on a limited basis. See ‘‘Description of the Exchange Notes — Intercreditor Agreement.’’

The sale of assets constituting collateral securing the notes may be used to repay our obligations on our Amended and Restated Credit Facility.

Certain asset sales, including certain sales of assets constituting first lien collateral or second lien collateral, will be subject to compliance with the covenant described under ‘‘Description of the Exchange Notes — Certain Covenants — Limitation on Asset Sales.’’ Under that covenant, we are permitted to use the proceeds from such asset sales to repay outstanding indebtedness under our Amended and Restated Credit Facility. Any such repayment need not cause any permanent reduction in borrowing capacity under our revolving credit facility. Our Amended and Restated Credit Facility requires us to offer to use the proceeds from any such asset sale (including sales of first lien collateral) to repay outstanding obligations under it. Therefore, the value of the collateral securing the notes may diminish as a result of any such asset sales, and the proceeds therefrom may not be reinvested in the company or used to make an offer to redeem the notes.

The collateral securing the notes may be reduced or diluted under certain circumstances, including the issuance of additional notes.

The value of the collateral and the amount to be received upon a sale of such collateral will depend upon many factors including, among others, the condition of the collateral, the ability to sell the collateral in an orderly sale, the condition of national and local economies, the availability of buyers and similar factors. To the extent that other persons enjoy liens, including statutory liens, whether or not permitted by the indenture governing the notes, such persons may have rights and remedies with respect to the collateral securing the notes that, if exercised, could reduce the proceeds available to satisfy the obligations under the notes.

The indenture governing the notes requires us to issue, in certain circumstances, permits us to issue thereunder, subject to compliance with the covenant described under ‘‘Description of the Exchange Notes — Certain Covenants — Limitation on Incurrence of Additional Indebtedness’’ and without limitation on the maximum principal amount, additional notes on substantially identical terms as the notes offered hereby. Any additional notes subsequently issued will be secured equally and ratably with the notes issued upon the consummation of this offering. The issuance of additional notes will have the effect of diluting the value of the security interest in the first lien collateral and second lien collateral for the then outstanding notes. Such dilution will reduce your pro rata share of any proceeds from the sale of any first lien collateral and second lien collateral.

The indenture governing the notes and the agreements governing our other secured indebtedness may also permit us to designate one or more of our restricted subsidiaries as an unrestricted subsidiary. If we designate an unrestricted subsidiary, all of the liens on any collateral owned by the unrestricted subsidiary and any guarantee of the notes by the unrestricted subsidiary will be released under the indenture, but the guarantee of our Amended and Restated Credit Facility by the unrestricted subsidiary may not be released under our Amended and Restated Credit Facility. Designation of an unrestricted subsidiary will reduce the aggregate value of the collateral to the extent that liens on the assets of the unrestricted subsidiary are released and the notes will be structurally subordinated to the debt and other obligations of the unrestricted subsidiary. This may materially reduce the collateral securing the notes. See ‘‘Description of the Exchange Notes — Intercreditor Agreement.’’

Rights of holders of the notes in the collateral may be adversely affected by the failure to perfect security interests in certain collateral acquired in the future.

The security interest in the collateral securing the notes and the guarantees includes certain of our assets and certain assets of substantially all of our subsidiaries, both tangible and intangible, whether now owned or acquired or arising in the future. With respect to certain property and rights acquired by us and our guarantor subsidiaries after the closing, including, without limitation, motor vehicles and deposit accounts, the security interest cannot be perfected by the actions taken on the closing date and the security interest securing the notes will not be perfected unless appropriate action (e.g., noting the lien on the related certificate of title or giving the trustee control over the deposit account) is taken to perfect the security interest on or after the time that we or our guarantor subsidiaries acquire rights therein. There can be no assurance that the trustee will monitor, or that we will inform the trustee of, the future acquisition of property and rights that constitute collateral, and that the necessary action will be taken to properly perfect the security interest in such after acquired collateral. The trustee for the notes has no obligation to monitor the acquisition of additional property or rights that constitute collateral or the perfection of any security interests therein. Such failure may result in the loss of perfection of the security interest therein or the priority of the security interest in favor of the notes against third parties. Moreover, in the event that we or our guarantor subsidiaries were to file for bankruptcy, the security interest securing the notes generally will not extend to any property or rights acquired by us or our guarantor subsidiaries after the date of such bankruptcy.

As holders of the notes, you will not have a perfected security interest in the motor vehicle portion of the collateral until after the closing date of this exchange offering.

The first lien collateral securing the notes includes all but one of our and our guarantor subsidiaries’ owned real properties and certain of our and our guarantor subsidiaries’ hereafter acquired real properties and on substantially all of our and our guarantor subsidiaries’ owned motor vehicles, other than those constituting excluded assets, whether now owned or hereafter acquired. Each state has its own laws regarding the recording of liens and the perfection of security interest in motor vehicles in general. Typically, in order to perfect a security interest in motor vehicles, the lien must be noted or transcribed on the face of the title. There are inherent delays in the process of perfecting such security interests and the security interests in our motor vehicles were not yet recorded at the closing of the sale of the private notes. For so long as the security interest in any motor vehicle collateral remains unperfected, such security interest may not be enforceable against another secured creditor of ours or our guarantor subsidiaries and, in the event that we or our guarantor subsidiaries were to become bankrupt, would not be enforceable against any bankruptcy trustee of ours or our guarantor subsidiaries.

Because the collateral includes real property, you may be liable under limited circumstances for environmental claims related to the real property.

A portion of the collateral securing the notes and the guarantees is comprised of real property. The real property portion of the collateral may be subject to known and unforeseen environmental risks. Under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, a lender may be held liable for the costs of remediating or preventing releases, or threatened releases, of hazardous substances at mortgaged property if the lender takes title to the property by foreclosure, or even if the lender does not foreclose, but exercises actual control over operations or decision-making. However, the 1996 amendments to CERCLA established certain protections from such liability for lenders who do not act as owners or operators of the property. A lender who holds indicia of ownership, such as title or rights of access and inspection, primarily to protect its security interest, or who forecloses and then re-sells or re-leases a property in which it holds a security interest within a commercially reasonable time, is not liable as an owner or operator under CERCLA unless that lender participates in the management of the property. Participation in management is generally interpreted to mean exercising actual control or decision-making authority over general operations or over environmental compliance at the facility. There may also be other bases for lender liability, such that a lender’s involvement in operational decisions or environmental compliance matters may create liability under the common law or other environmental statutes, both state and federal. A lender’s CERCLA liability is not limited by the value of the secured interest and could extend to the entire cost of the remediation. As a result, a holder of the notes who is determined to be an owner or operator of real property securing the notes may have joint and several liability in a cost recovery or contribution action under CERCLA. This liability would not be limited by the principal amount of the notes held by the holder of the notes or the value of the real property.

Third party claims may significantly diminish the value of our real property collateral.

The title insurance policies on the real property portion of the collateral, including any obtained after the closing date of this offering, may contain exceptions as to rights of third parties. Third parties may make claims that they are entitled to exercise such rights in a manner which is adverse to our real estate interests and/or improvements. If any such claims are pursued and upheld, this may significantly diminish the value, if any, of such real property collateral. In addition, we may be required to take corrective action as a result of such claims, including procuring additional real estate interests and/or relocating improvements, and we may sustain costs, expenses and/or a reduction in revenue as a result of such circumstances. These reductions in value, costs, expenses and losses associated with excepted matters would not be covered by title insurance. Insolvency and administrative laws could adversely affect your ability to enforce your rights under the notes, the note guarantees and the security documents. If a bankruptcy proceeding were to be commenced under the federal bankruptcy laws by or against us or any subsidiary guarantor, it is likely that delays will occur in any payment upon acceleration of the notes and in enforcing remedies under the related indenture, including with respect to the liens securing the notes and the note guarantees, because of specific provisions of such laws or by a court applying general principles of equity. Provisions under federal bankruptcy laws or general principles of equity that could result in the impairment of your rights include, but are not limited to: the automatic stay; avoidance of preferential transfers by a trustee or debtor-in-possession; substantive consolidation; limitations on collectability of unmatured interest or attorney fees; fraudulent conveyance; and forced restructuring of the notes, including reduction of principal amounts and interest rates and extension of maturity dates, over the holders’ objections.

Additionally, applicable federal bankruptcy laws generally permit a debtor to continue to retain and to use collateral, even if the debtor is in default under the applicable debt instruments, provided that the secured creditor is given ‘‘adequate protection.’’ The interpretation of the term ‘‘adequate protection’’ may vary according to circumstances, but it is intended in general to protect the value of the secured creditor’s interest in collateral. Because the term ‘‘adequate protection’’ is subject to varying interpretation and because of the broad discretionary powers of a bankruptcy court, it is impossible to predict (1) whether payments under any of the notes would be made following commencement of and during a bankruptcy case, (2) whether or when the lenders under the senior credit facility could foreclose upon or sell any collateral or (3) whether or to what extent holders of the notes would be compensated for any delay in payment or loss of value of the collateral under the doctrine of ‘‘adequate protection.’’ Furthermore, in the event a bankruptcy court were to determine that the value of the collateral was not sufficient to repay all amounts due on the notes, the holders of such notes would become holders of ‘‘undersecured claims.’’ Applicable federal bankruptcy laws generally do not permit the payment or accrual of interest, costs and attorneys’ fees for ‘‘undersecured claims.’’

The notes and the note guarantees and the granting of the collateral securing the note guarantees may be voidable, subordinated or limited in scope under laws governing fraudulent transfers and insolvency.

Although the notes are our obligations, they will be unconditionally guaranteed on a senior secured basis by the subsidiary guarantors. We are a holding company that derives all of our operating income and cash flow from our subsidiaries. The performance by each subsidiary guarantor of its obligations with respect to its subsidiary guarantee may be subject to review under relevant federal and state fraudulent conveyance and similar statutes in a bankruptcy or reorganization case or lawsuit by or on behalf of unpaid creditors of such subsidiary guarantor. Under these statutes, if a court were to find under relevant federal or state fraudulent conveyance statutes that a subsidiary guarantor did not receive fair consideration or reasonably equivalent value for incurring its subsidiary guarantee of the notes, and that, at the time of incurrence, the subsidiary guarantor (1) was insolvent, (2) was rendered insolvent by reason of the incurrence or grant, (3) was engaged in a business or transaction for which the assets remaining with the subsidiary guarantor constituted unreasonably small capital or (4) intended to incur, or believed that it would incur, debts beyond its ability to pay these debts as they matured, then the court, subject to applicable statutes of limitation, could void the subsidiary guarantor’s obligations under its subsidiary guarantee, recover payments made under the subsidiary guarantee, subordinate the subsidiary guarantee to other indebtedness of the subsidiary guarantor or take other action detrimental to the holders of the notes.

The measure of insolvency for these purposes will depend upon the governing law of the relevant jurisdiction. Generally, however, a company will be considered insolvent for these purposes if the sum of that company’s debts is greater than the fair value of all of that company’s property or if the present fair salable value of that company’s assets is less than the amount that will be required to pay its probable liability on its existing debts as they become absolute and matured or if a company is not able to pay its debts as they become due. Moreover, regardless of solvency, a court could void an incurrence of indebtedness, including the subsidiary guarantees, if it determined that the transaction was made with the intent to hinder, delay or defraud creditors. In addition, a court could subordinate the indebtedness, including the subsidiary guarantees, to the claims of all existing and future creditors on similar grounds. The subsidiary guarantees could also be subject to the claim that, since the subsidiary guarantees were incurred for our benefit, and only indirectly for the benefit of the subsidiary guarantors, the obligations of the subsidiary guarantors thereunder were incurred for less than reasonably equivalent value or fair consideration. Neither we nor any subsidiary guarantor believes that, after giving effect to the offering, any of the subsidiary guarantors (1) was insolvent or rendered insolvent by the incurrence of the guarantees in connection with the offering, (2) was not in possession of sufficient capital to run their business effectively or (3) incurred debts beyond our or its ability to pay as the same mature or become due.

There can be no assurance as to what standard a court would apply in order to determine whether a subsidiary guarantor was ‘‘insolvent’’ upon the sale of the notes or that, regardless of the method of valuation, a court would not determine that the subsidiary guarantor was insolvent at the time of the sale of the notes.

Our ability to purchase the notes upon a change of control may be limited.

Upon the occurrence of a specified change of control, each holder of notes will have the right to require us to repurchase all or a portion of such holder’s notes at a price in cash equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. However, our ability to repurchase the notes upon a change of control may be limited by the terms of our then existing contractual obligations and the obligations of our subsidiaries. In addition, the occurrence of a change of control requires the repayment of borrowings under our Amended and Restated Credit Facility. There can be no assurance that we will have the financial resources to repay amounts due under our Amended and Restated Credit Facility, or to repurchase or redeem the notes. If we fail to repurchase all of the notes tendered for purchase upon the occurrence of a change of control, this failure will constitute an event of default under the indenture. See the risk factor ‘‘— Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes’’ above.

With respect to the sale of assets referred to in the definition of ‘‘change of control’’ under the indenture, the meaning of the phrase ‘‘all or substantially all’’ as used in that definition varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under the relevant law and is subject to judicial interpretation. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of ‘‘all or substantially all’’ of the assets of a person and therefore it may be unclear whether a change of control has occurred and whether the notes are subject to an offer to repurchase.

The change of control provision may not necessarily afford the holders protection in the event of a highly leveraged transaction, including a reorganization, restructuring, merger or other similar transaction involving us that may adversely affect the holders, because these transactions may not involve a shift in voting power or beneficial ownership or, even if they do, may not involve a shift of the magnitude required under the definition of ‘‘change of control’’ under the indenture to trigger these provisions. Except as described under ‘‘Description of the Exchange Notes — Repurchase upon Change of Control,’’ the indenture does not contain provisions that permit the holders of the notes to require us to repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

The collateral is subject to casualty risks.

We are obligated under the collateral arrangements to maintain adequate insurance or otherwise insure against hazards as is usually done by corporations operating properties of a similar nature in the same or similar localities. There are, however, certain losses that may be either uninsurable or not economically insurable, in whole or in part. As a result, it is possible that the insurance proceeds will not compensate us fully for our losses. If there is a total or partial loss of any of the pledged collateral, we cannot assure you that any insurance proceeds received by us will be sufficient to satisfy all of our secured obligations, including the notes.

The ability of the collateral agent to foreclose on the collateral may be limited pursuant to bankruptcy laws.

The right of the collateral agent, as a secured party under the collateral documents for the benefit of itself, the trustee and the holders of the notes, to foreclose upon and sell the collateral upon the occurrence of a payment default is likely to be significantly impaired by applicable bankruptcy laws, including the automatic stay provision contained in Section 362 of the Bankruptcy Code. Under applicable federal bankruptcy laws, a secured creditor is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such a debtor, without bankruptcy court approval. Moreover, applicable federal bankruptcy laws generally permit a debtor to continue to retain and use collateral even though that debtor is in default under the applicable debt instruments so long as the secured creditor is afforded ‘‘adequate protection’’ of its interest in the collateral. Although the precise meaning of the term ‘‘adequate protection’’ may vary according to circumstances, it is intended in general to protect a secured creditor against any diminution in the value of the creditor’s interest in its collateral. Accordingly, the bankruptcy court may find that a secured creditor is ‘‘adequately protected’’ if, for example, the debtor makes certain cash payments or grants the creditor liens on additional or replacement collateral as security for any diminution in the value of the collateral occurring for any reason during the pendency of the bankruptcy case.

In view of the lack of a precise definition of the term ‘‘adequate protection’’ and the broad discretionary powers of a bankruptcy court, we cannot predict whether payments under the notes would be made following commencement of, and during the pendency of, a bankruptcy case, whether or when the collateral agent could foreclose upon or sell the collateral or whether or to what extent holders of notes would be compensated for any delay in payment or loss of value of the collateral. Furthermore, if a bankruptcy court determines that the value of the collateral is not sufficient to repay all amounts due on the notes, holders of notes would hold ‘‘under-secured claims.’’ Applicable federal bankruptcy laws do not permit the payment or accrual of interest, costs and attorney’s fees for ‘‘under-secured claims’’ during a debtor’s bankruptcy case.

None of our future foreign subsidiaries or unrestricted domestic subsidiaries, if any, will guarantee the notes. If any of our future foreign subsidiaries or unrestricted domestic subsidiaries becomes insolvent, liquidates, reorganizes, dissolves or otherwise winds up, holders of its indebtedness and its trade creditors generally will be entitled to payment on their claims from the assets of such subsidiary before any of those assets would be made available to us. Consequently, your claims in respect of the notes effectively would be subordinated to all of the existing and future liabilities of our future foreign subsidiaries and our unrestricted domestic subsidiaries, if any.

The trading price of the notes may be volatile.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. Any such disruptions could adversely affect the prices at which you may sell your notes or, if issued, the exchange notes. In addition, subsequent to their initial issuance, the notes or, if issued, the exchange notes may trade at a discount from the initial offering price of the notes, depending on the prevailing interest rates, the market for similar notes, our performance and other factors, many of which are beyond our control.

Risk Factors Relating to Our Business

We may incur additional labor costs due to labor unions and collective bargaining agreements.

As of March 31, 2007, approximately 79% of our employees were members of various labor unions. We were party to 30 collective bargaining agreements, of which four agreements, covering approximately 530 employees, have already expired, 13 agreements, covering approximately 1,735 employees, will expire over the next two years, with the remainder to expire over the next three to five years. Although no assurance can be given, we do not believe that the expiration of such collective bargaining agreements will have a material adverse effect on our labor costs. No assurance can be given as to the outcome of negotiations with the representatives of the unionized employees.

Our labor contracts are not necessarily for the same terms as our student transportation contracts. Although we believe that historically we have had satisfactory labor relations with our employees and their unions, notwithstanding a two week strike in 2004 involving our paratransit drivers, our inability to negotiate acceptable union contracts in the future or a deterioration of labor relations could result in strikes or work stoppages and increased operating costs as a result of higher wages or benefits paid to union members, which would have a material adverse effect on us. In addition, labor shortages in selected markets could materially adversely affect our ability to enter or expand in such markets. There can be no assurance that we will not have a strike or work stoppage in the future. See ‘‘Business — Employees’’ incorporated by reference to the 10-Q for the fiscal quarter ended March 31, 2007.

Several officers of Local 1181 of the Amalgamated Transit Workers Union have been charged with engaging in criminal activity including the extortion of student transportation companies. We have been informed by the US Attorney’s office that we are not a target or subject of its investigation. As a result of the pending charges, Local 1181 has been placed in trusteeship under the supervision of its national parent organization. No assurance can be given that the change in the union leadership will not have a material adverse effect on the Company’s labor relations.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

In connection with the issuance of the outstanding notes in private transactions, we and the subsidiary guarantors entered into a registration rights agreement that requires us to register the exchange notes under the federal securities laws and offer to exchange the exchange notes for the outstanding notes. The exchange notes will be issued without a restrictive legend and generally may be resold without registration under the federal securities laws. We are effecting the exchange offer to comply with the registration rights agreement.

The registration rights agreement requires us to:

•	to use our commercially reasonable efforts to file a registration statement for the private notes with the SEC within 90 days of the date the private notes are issued to enable the holders of the private notes to exchange the privately placed notes for publicly registered exchange notes with substantially identical terms;

•	to use our commercially reasonable efforts to cause that registration statement to be declared effective within 210 days of the date the notes are issued; and

•	to use our commercially reasonable efforts to complete the exchange offer within 30 business days after the effective date of the registration statement; and

•	in certain circumstances, to file a shelf registration statement for the resale of the outstanding notes and use commercially reasonable efforts to cause such registration statement to become effective under the Securities Act (the time periods for a shelf registration could be up to 30 days longer than those for an exchange offer).

This summary includes only the material terms of the registration rights agreement. For a full description, you should refer to the complete copy of the registration rights agreement, which has been filed as an exhibit to the registration statement for the exchange offer and the exchange notes. See ‘‘Where You Can Find More Information.’’

Transferability of the Exchange Notes

Based on an interpretation of the Securities Act by the staff of the SEC in several no-action letters issued to third parties unrelated to us, we believe that you, or any other person receiving exchange notes, may offer for resale, resell or otherwise transfer such notes without complying with the registration and prospectus delivery requirements of the federal securities laws, if:

•	you, or the person or entity receiving such exchange notes, is acquiring such notes in the ordinary course of business;

•	neither you nor any such person or entity is engaging in or intends to engage in a distribution of the exchange notes within the meaning of the federal securities laws;

•	neither you nor any such person or entity has an arrangement or understanding with any person or entity to participate in any distribution of the exchange notes;

•	neither you nor any such person or entity is an ‘‘affiliate’’ of our company or the subsidiary guarantors, as such term is defined under Rule 405 under the Securities Act; and

•	you are not acting on behalf of any person or entity who could not truthfully make these statements.

To participate in the exchange offer, you must represent as the holder of outstanding notes that each of these statements is true.

Any holder of outstanding notes who is our affiliate or who intends to participate in the exchange offer for the purpose of distributing the exchange notes:

•	will not be able to rely on the interpretation of the staff of the SEC set forth in the no-action letters described above; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the notes, unless the sale or transfer is made pursuant to an exemption from those requirements.

Broker-dealers receiving exchange notes in exchange for outstanding notes acquired for their own account through market-making or other trading activities may not rely on this interpretation by the SEC. Such broker-dealers may be deemed to be ‘‘underwriters’’ within the meaning of the Securities Act and must therefore acknowledge, by signing the letter of transmittal, that they will deliver a prospectus meeting the requirements of the Securities Act in connection with resale of the exchange notes. The letter of transmittal states that by acknowledging that it will deliver, and by delivering, a prospectus, a broker-dealer will not be deemed to admit that it is an ‘‘underwriter’’ within the meaning of the Securities Act. The SEC has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the exchange notes, other than a resale of an unsold allotment from the original sale of the outstanding notes, with the prospectus contained in the registration statement. As described above, under the registration rights agreement, we have agreed to allow participating broker-dealers and other persons, if any, subject to similar prospectus delivery requirements to use the prospectus contained in the registration statement in connection with the resale of the exchange notes. See ‘‘Plan of Distribution.’’

Terms of the Exchange Offer; Acceptance of Tendered Notes

Upon the terms and subject to the conditions in this prospectus and in the letter of transmittal, we will accept any and all outstanding notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on August 15, 2007. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes accepted in the exchange offer. Holders may tender some or all of their notes pursuant to the exchange offer. However, outstanding notes may be tendered only in integral multiples of $1,000 in principal amount.

The form and terms of the exchange notes are the same as the form and terms of the outstanding notes except that:

•	the exchange notes have been registered under the federal securities laws and will not bear any legend restricting their transfer;

•	the exchange notes bear a series B designation and a different CUSIP number from the outstanding notes; and

•	the holders of the exchange notes will not be entitled to certain rights under the registration rights agreement, including the provisions for an increase in the interest rate on the outstanding notes in some circumstances relating to the timing of the exchange offer.

The exchange notes will evidence the same debt as the outstanding notes. Holders of exchange notes will be entitled to the benefits of the indenture.

After 5:00 p.m., New York City time, on August 15, 2007, we will promptly issue the exchange notes for all outstanding notes validly tendered and accepted. If any tendered notes are not accepted for exchange because of an invalid tender, the occurrence of other events described in this prospectus or otherwise, we will return the certificates for any unaccepted notes, at our expense, to the tendering holder promptly after the expiration of the exchange offer.

We have fixed July 18, 2007 as the date on which this prospectus and the letter of transmittal will be mailed initially. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC under the Exchange Act.

We shall be deemed to have accepted validly tendered outstanding notes when and if we have given oral or written notice to the exchange agent of our acceptance. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us. If any tendered notes are not accepted for exchange because of an invalid tender, the occurrence of other events described in this prospectus or otherwise, we will return the certificates for any unaccepted notes, at our expense, to the tendering holder promptly after the expiration of the exchange offer.

Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees with respect to the exchange of notes. Tendering holders will also not be required to pay transfer taxes in the exchange offer. We will pay all charges and expenses in connection with the exchange offer as described under the subheading ‘‘— Solicitation of Tenders; Fees and Expenses.’’ However, we will not pay any taxes incurred in connection with a holder’s request to have exchange notes or non-exchanged notes issued in the name of a person other than the registered holder. See ‘‘— Transfer Taxes’’ in this section below.

Expiration Date; Extensions; Amendment

The exchange offer will expire at 5:00 p.m., New York City time, on August 15, 2007, or the ‘‘Expiration Date,’’ unless we extend the exchange offer. To extend the exchange offer, we will notify the exchange agent and each registered holder of any extension before 9:00 a.m. New York City time, on the next business day after the previously scheduled Expiration Date. We reserve the right to extend the exchange offer, delay accepting any tendered notes or, if any of the conditions described below under the heading ‘‘— Conditions to the Exchange Offer’’ have not been satisfied, to terminate the exchange offer. We also reserve the right to amend the terms of the exchange offer in any manner. We may be required to extend the exchange offer so that at least five business days remain in the exchange offer in accordance with the applicable requirements of the Exchange Act for any material change in the terms of the exchange offer, including the waiver of a material condition. We will issue a press release to provide notice of such delay, extension, termination or amendment to the exchange agent and each registered holder.

Interest on the Exchange Notes

The exchange notes will bear interest from the most recent interest payment date to which interest has been paid on the notes or, if no interest has been paid, from May 15, 2007. Interest on the outstanding notes accepted for exchange will cease to accrue upon the issuance of the exchange notes. Interest on the exchange notes is payable semi-annually on each April 15 and October 15 of each year.

Procedures for Tendering Outstanding Notes

Only a holder of outstanding notes may tender notes in the exchange offer. To tender in the exchange offer, you must:

•	complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal;

•	have the signatures guaranteed if required by the letter of transmittal; and

•	mail or otherwise deliver the letter of transmittal or such facsimile, together with the outstanding notes and any other required documents, to the exchange agent prior to 5:00 p.m., New York City time, on the Expiration Date.

To tender outstanding notes effectively, you must complete the letter of transmittal and other required documents and the exchange agent must receive all the documents prior to 5:00 p.m., New York City time, on the Expiration Date. Delivery of the outstanding notes may be made by book-entry transfer in accordance with the procedures described below. The exchange agent must receive confirmation of book-entry transfer prior to the Expiration Date.

By executing the letter of transmittal, you will make to us the representations set forth in the first paragraph under the heading ‘‘— Transferability of the Exchange Notes.’’

All tenders not withdrawn before the Expiration Date and the acceptance of the tender by us will constitute agreement between you and us under the terms and subject to the conditions in this prospectus and in the letter of transmittal including an agreement to deliver good and marketable title to all tendered notes prior to the Expiration Date free and clear of all liens, charges, claims, encumbrances, adverse claims and rights and restrictions of any kind.

The method of delivery of outstanding notes and the letter of transmittal and all other required documents to the exchange agent is at the election and sole risk of the holder. Instead of delivery by mail, you should consider using an overnight or hand delivery service. In all cases, you should allow for sufficient time to ensure delivery to the exchange agent before the expiration of the exchange offer. You may request your broker, dealer, commercial bank, trust company or nominee to effect these transactions for you. You should not send any note, letter of transmittal or other required document to us.

If your notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you desire to tender, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. See ‘‘Instruction to Registered Holder and/or Book-Entry Transfer Facility Participant from Beneficial Owner’’ included with the letter of transmittal.

The exchange of notes will be made only after timely receipt by the exchange agent of certificates for outstanding notes, a letter of transmittal and all other required documents, or timely completion of a book-entry transfer. If any tendered notes are not accepted for any reason or if outstanding notes are submitted for a greater principal amount than the holder desires to exchange, the exchange agent will return such unaccepted or non-exchanged notes to the tendering holder promptly after the expiration or termination of the exchange offer. In the case of outstanding notes tendered by book-entry transfer, the exchange agent will credit the non-exchanged notes to an account maintained with The Depository Trust Company.

Guarantee of Signatures

Holders must obtain a guarantee of all signatures on a letter of transmittal or a notice of withdrawal unless the outstanding notes are tendered:

•	by a registered holder who has not completed the box entitled ‘‘Special Issuance Instructions’’ or ‘‘Special Delivery Instructions’’ on the letter of transmittal; or

•	for the account of an ‘‘eligible guarantor institution.’’

Signature guarantees must be made by a member of or participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program, the Stock Exchange Medallion Program, or by an ‘‘eligible guarantor institution’’ within the meaning of Rule 17Ad-15 promulgated under the Exchange Act (namely, banks; brokers and dealers; credit unions; national securities exchanges; registered securities associations; learning agencies; and savings associations).

Signature on the Letter of Transmittal; Bond Powers and Endorsements

If the letter of transmittal is signed by a person other than the registered holder of the outstanding notes, the registered holder must endorse the outstanding notes or provide a properly completed bond power. Any such endorsement or bond power must be signed by the registered holder as that registered holder’s name appears on the outstanding notes. Signatures on such outstanding notes and bond powers must be guaranteed by an ‘‘eligible guarantor institution.’’

If you sign the letter of transmittal or any outstanding notes or bond power as a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation, fiduciary or in any other representative capacity, you must so indicate when signing. You must submit satisfactory evidence to the exchange agent of your authority to act in such capacity.

Book-Entry Transfer

We understand that the exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the outstanding notes at the book-entry transfer facility, The Depository Trust Company, for the purpose of facilitating the exchange offer. Subject to the establishment of the accounts, any financial institution that is a participant in DTC’s system may make book-entry delivery of outstanding notes by causing DTC to transfer the notes into the exchange agent’s account in accordance with DTC’s procedures for such transfer. However, although delivery of outstanding notes may be effected through book-entry transfer into the exchange agent’s account at DTC, the letter of transmittal (or a manually signed facsimile of the letter of transmittal) with any required signature guarantees, or an ‘‘agent’s message’’ in connection with a book-entry transfer, and any other required documents, must, in any case, be transmitted to and received by the exchange agent, or the guaranteed delivery procedures set forth below must be complied with, in each case, prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the exchange agent.

The exchange agent and DTC have confirmed that the exchange offer is eligible for the DTC Automated Tender Offer Program. Accordingly, the DTC participants may electronically transmit their acceptance of the exchange offer by causing the DTC to transfer outstanding notes to the exchange agent in accordance with DTC’s Automated Tender Offer Program procedures for transfer. Upon receipt of such holder’s acceptance through the Automated Tender Offer Program, DTC will edit and verify the acceptance and send an ‘‘agent’s message’’ to the exchange agent for its acceptance. Delivery of tendered notes must be made to the exchange agent pursuant to the book-entry delivery procedures set forth above, or the tendering DTC participant must comply with the guaranteed delivery procedures set forth below.

The term ‘‘agent’s message’’ means a message transmitted by DTC, and received by the exchange agent and forming part of the confirmation of a book-entry transfer, which states that:

•	DTC has received an express acknowledgment from the participant in DTC tendering notes subject to the book-entry confirmation;

•	the participant has received and agrees to be bound by the terms of the letter of transmittal; and

•	we may enforce such agreement against such participant.

In the case of an agent’s message relating to guaranteed delivery, the term means a message transmitted by DTC and received by the exchange agent, which states that DTC has received an express acknowledgment from the participant in DTC tendering notes that such participant has received and agrees to be bound by the notice of guaranteed delivery.

Determination of Valid Tenders; the Company’s Rights Under the Exchange Offer

All questions as to the validity, form, eligibility, time of receipt, acceptance and withdrawal of tendered notes will be determined by us in our sole discretion, which determination will be final and binding on all parties. We expressly reserve the absolute right, in our sole discretion, to reject any or all outstanding notes not properly tendered or any outstanding notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the absolute right in our sole discretion to waive or amend any conditions of the exchange offer for all holders of outstanding notes or to waive any defects or irregularities of tender for any notes. Our interpretation of the terms and conditions of the exchange offer will be final and binding on all parties. No alternative, conditional or contingent tenders will be accepted. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured by the tendering holder within such time as we determine.

Although we intend to notify holders of defects or irregularities in tenders of outstanding notes, neither we, the exchange agent or any other person shall be under any duty to give notification of defects or irregularities in such tenders or will incur any liability to holders for failure to give such notification. Holders will be deemed to have tendered outstanding notes only when such defects or irregularities have been cured or waived. The exchange agent will return to the tendering holder, after the expiration of the exchange offer, any outstanding notes that are not properly tendered and as to which the defects have not been cured or waived.

Guaranteed Delivery Procedures

If you desire to tender outstanding notes pursuant to the exchange offer and (1) certificates representing such outstanding notes are not immediately available, (2) time will not permit your letter of transmittal, certificates representing such outstanding notes and all other required documents to reach the exchange agent on or prior to the Expiration Date, or (3) the procedures for book-entry transfer (including delivery of an agent’s message) cannot be completed on or prior to the Expiration Date, you may nevertheless tender such notes with the effect that such tender will be deemed to have been received on or prior to the Expiration Date if all the following conditions are satisfied:

•	you must effect your tender through an ‘‘eligible guarantor institution,’’ which is defined above under the heading ‘‘— Guarantee of Signatures;’’

•	a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us herewith, or an agent’s message with respect to guaranteed delivery that is accepted by us, is received by the exchange agent on or prior to the Expiration Date as provided below; and

•	the certificates for the tendered notes, in proper form for transfer (or a book-entry confirmation of the transfer of such notes into the exchange agent account at DTC as described above), together with a letter of transmittal (or a manually signed facsimile of the letter of transmittal) properly completed and duly executed, with any signature guarantees and any other documents required by the letter of transmittal or a properly transmitted agent’s message, are received by the exchange agent within three New York Stock Exchange, Inc. trading days after the date of execution of the notice of guaranteed delivery.

The notice of guaranteed delivery may be sent by hand delivery, facsimile transmission or mail to the exchange agent and must include a guarantee by an eligible guarantor institution in the form set forth in the notice of guaranteed delivery.

Withdrawal Rights

You may withdraw tendered notes at any time before 5:00 p.m., New York City time, on August 15, 2007. For a withdrawal of tendered notes to be effective, a written or facsimile transmission notice of withdrawal must be received by the exchange agent on or prior to the expiration of the exchange offer. For DTC participants, a written notice of withdrawal may be made by electronic transmission through DTC’s Automated Tender Offer Program. Any notice of withdrawal must:

•	specify the name of the person having tendered the notes to be withdrawn;

•	identify the notes to be withdrawn, including the certificate number(s) and principal amount of such notes, or, in the case of notes transferred by book-entry transfer, the name and number of the account at DTC;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which such notes were tendered, with any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee with respect to the notes register the transfer of such notes into the name of the person withdrawing the tender and a properly completed irrevocable proxy authorizing such person to effect such withdrawal on behalf of such holder; and

•	specify the name in which any such notes are to be registered, if different from that of the registered holder.

Any permitted withdrawal of notes may not be rescinded. Any notes properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the exchange offer. The exchange agent will return any withdrawn notes without cost to the holder promptly after withdrawal of the notes. Holders may retender properly withdrawn notes at any time before the expiration of the exchange offer by following one of the procedures described above under the heading ‘‘— Procedures for Tendering Outstanding Notes.’’

Conditions to the Exchange Offer

Notwithstanding any other term of the exchange offer, we shall not be required to accept for exchange, or issue any exchange notes for, any outstanding notes, and may terminate or amend the exchange offer as provided in this prospectus prior to the expiration of the exchange offer, if we determine that the exchange offer violates any law, statute, rule, regulation or interpretation by the staff of the SEC or any order of any governmental agency or court of competent jurisdiction.

These conditions are for the sole benefit of our company and the subsidiary guarantors and may be asserted or waived by us in whole or in part at any time and from time to time in our sole discretion prior to the expiration of the exchange offer. Our failure to exercise any of these rights at any time will not be deemed a waiver of such rights and each of such rights shall be deemed an ongoing right which may be asserted by us at any time and from time to time prior to the expiration of the exchange offer.

In addition, we will accept for exchange any outstanding notes tendered, and no exchange notes will be issued in exchange for those outstanding notes, if at any time any stop order is threatened or issued with respect to the registration statement for the exchange offer and the exchange notes or the qualification of the indenture under the Trust Indenture Act of 1939. In any such event, we must use our respective best efforts to obtain the withdrawal or lifting of any stop order at the earliest possible moment.

Effect of Not Tendering

To the extent outstanding notes are tendered and accepted in the exchange offer, the principal amount of outstanding notes will be reduced by the amount so tendered and a holder’s ability to sell untendered outstanding notes could be adversely affected. In addition, after the completion of the exchange offer, the outstanding notes will remain subject to restrictions on transfer. Since the outstanding notes have not been registered under the federal securities laws, they bear a legend restricting their transfer absent registration or the availability of a specific exemption from registration. The holders of outstanding notes not tendered will have no further registration rights, except for the limited registration rights described above under the heading ‘‘— Purpose of the Exchange Offer.’’

Accordingly, the notes not tendered may be resold only:

•	to us or our subsidiaries;

•	pursuant to a registration statement which has been declared effective under the Securities Act;

•	for so long as the notes are eligible for resale pursuant to Rule 144A under the Securities Act to a person the seller reasonably believes is a qualified institutional buyer that purchases for its own account or for the account of a qualified institutional buyer to whom notice is given that the transfer is being made in reliance on Rule 144A; or

•	pursuant to any other available exemption from the registration requirements of the Securities Act (in which case the trustee and we shall have the right to require the delivery of an opinion of counsel, certifications and/or other information satisfactory to the trustee and us), subject in each of the foregoing cases to any requirements of law that the disposition of the seller’s property or the property of such investor account or accounts be at all times within its or their control and in compliance with any applicable state securities laws.

Upon completion of the exchange offer, due to the restrictions on transfer of the outstanding notes and the absence of such restrictions applicable to the exchange notes, it is likely that the market, if any, for outstanding notes will be relatively less liquid than the market for exchange notes. Consequently, holders of outstanding notes who do not participate in the exchange offer could experience significant diminution in the value of their outstanding notes, compared to the value of the exchange notes.

Regulatory Approvals

Other than the federal securities laws, there are no federal or state regulatory requirements that we must comply with and there are no approvals that we must obtain in connection with the exchange offer.

Solicitation of Tenders; Fees and Expenses

We will bear the expenses of soliciting tenders. We are mailing the principal solicitation. However, our officers and regular employees and those of our affiliates may make additional solicitation by telegraph, telecopy, telephone or in person.

We have not retained any dealer-manager in connection with the exchange offer. We will not make any payments to brokers, dealers, or others soliciting acceptances of the exchange offer. However, we may pay the exchange agent reasonable and customary fees for its services and may reimburse it for its reasonable out-of-pocket expenses.

We will pay the cash expenses incurred in connection with the exchange offer. These expenses include fees and expenses of the exchange agent and trustee, accounting and legal fees and printing costs, among others.

Accounting Treatment

The exchange notes will be recorded at the same carrying value as the outstanding notes. Accordingly, we will recognize no gain or loss for accounting purposes. The expenses of the exchange offer will be expensed over the term of the exchange notes.

Transfer Taxes

We will pay all transfer taxes, if any, required to be paid by us in connection with the exchange of the outstanding notes for the exchange notes. However, holders who instruct us to register exchange notes in the name of, or request that outstanding notes not tendered or not accepted for exchange be returned to, a person other than the registered holder will be responsible for the payment of any transfer tax arising from such transfer.

The Exchange Agent

The Bank of New York is serving as the exchange agent for the exchange offer. All executed letters of transmittal should be sent to the exchange agent at the address listed below. Questions, requests for assistance and requests for additional copies of this prospectus or the letter of transmittal should be directed to the exchange agent at the address or telephone number listed below.

BY REGISTERED, CERTIFIED MAIL, HAND DELIVERY OR OVERNIGHT MAIL:

The Bank of New York
Corporate Trust Operations
Reorganization Unit
101 Barclay Street – 7 East
New York, NY 10286
Attn: David Mauer
(212) 298-1915
(212) 815-3687

BY FACSIMILE (ELIGIBLE GUARANTOR INSTITUTIONS ONLY):

FOR INFORMATION OR CONFIRMATION BY TELEPHONE:

Originals of all documents sent by facsimile should be promptly sent to the exchange agent by registered or certified mail, by hand, or by overnight delivery service.

Delivery to an address other than as set forth above will not constitute a valid delivery.

 Use of Proceeds

The exchange offer is intended to satisfy an obligation under the registration rights agreement. We will not receive any cash proceeds from the exchange offer. We will receive in exchange outstanding private notes in like principal amount. We will retire or cancel all of the outstanding private notes tendered in the exchange offer.

 Capitalization

The following table sets forth our cash and cash equivalents and capitalization on an actual basis as of March 31, 2007 and May 31, 2007. It is not our practice or intention to provide financial information for interim periods other than full fiscal quarters or as of or at dates within a fiscal quarter. However, in order to reflect the issuance and sale of the private notes on May 15, 2007 and the application of the net proceeds therefrom, we are presenting our updated capitalization as of May 31, 2007. We do not plan to provide updates to such information or to publish financial information as of interim periods other than full fiscal quarters or as of or at dates within a fiscal quarter in the future except as may be required by law. You should read the table below in conjunction with our ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ and our unaudited consolidated financial statements and the related notes incorporated by reference herein.

	March 31, 2007	May 31, 2007
	Actual	Actual
	(in thousands)
Cash and cash equivalents	$6,180	$9,171
Long-term debt, including current maturities:
Senior secured floating rates due 2012(1)	$—	$182,249
Amended and Restated Credit Facility	10,548	7,180
Capital lease obligations	3,883	3,523
Various notes payable, primarily secured by transportation equipment	3,192	3,039
Letter of credit advance	3,500	—
Senior secured notes due 2008(2)	115,441	—
10% third priority senior secured notes due 2008(3)	15,179	—
15% senior unsecured notes	4,900	—
Total long-term debt obligations	$156,643	$195,991
Total shareholder’s equity (deficit)	(9,102)	(17,186)
Total capitalization	$147,541	$178,805

(1)	Net of original issue discount from issue price of 98.50% of par.
(2)	Comprised of $106.1 million of 12% senior secured notes due 2008 and $10.1 million of senior secured floating rate notes due 2008 less $0.7 million of original issue discount associated with the issuance of warrants.
(3)	Net of $0.3 million of original issue discount associated with the issuance of warrants.

Selected Historical Financial Data

You should read the information set forth below in conjunction with our ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ and our consolidated financial statements and related notes incorporated by reference in this prospectus.

We derived the Statement of Operations Data and the Other Financial Data for the years ended June 30, 2004, 2005, and 2006 and the Balance Sheet Data as at June 30, 2005 and 2006 from our audited financial statements incorporated by reference in this prospectus from the 10-K. We derived the Statement of Operations Data and the Other Financial Data for the years ended June 30, 2002 and 2003 and the Balance Sheet Data as at June 30, 2002, 2003 and 2004 from our audited consolidated financial statements that are not included or incorporated by reference in this prospectus. We derived the Statement of Operations Data and the Other Financial Data for the nine months ended March 31, 2006 and 2007 and the Balance Sheet Data as at March 31, 2007 from our unaudited interim consolidated financial statements that are incorporated by reference in this prospectus from the 10-Qs. We derived the Balance Sheet Data as at March 31, 2006 from our unaudited interim consolidated financial statements that are not included or incorporated by reference in the prospectus. In the opinion of our management, our unaudited consolidated financial statements have been prepared on the same basis as the audited financial statements and contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of our financial position and results of operation for the relevant period. The results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year, and the historical results set forth below do not necessarily indicate results expected for any future period.

	Fiscal Year Ended June 30,					Nine Months Ended March 31,
	2002	2003	2004	2005	2006	2006	2007
	(in thousands)
Statement of Operations Data:
Revenues:
School bus operations	$288,004	$300,433	$321,466	$319,605	$368,065	$262,246	$276,555
Paratransit and transit operations	56,953	48,602	42,055	44,071	45,993	33,605	34,624
Total revenues	344,957	349,036	363,521	363,676	414,058	295,851	311,179
Costs and expenses:
Cost of operations – School bus operations	262,446	260,492	285,645	298,908	329,669	238,050	247,770
Cost of operations – Paratransit and transit operations	51,060	40,694	35,034	38,491	39,474	29,695	31,125
General and administrative	21,557	17,524	17,695	17,457	18,656	14,296	13,370
Depreciation and amortization	25,072	25,055	26,287	25,029	28,199	21,678	13,839
Contract rights impairment	2,828	—	5,463	959	—	—	—
Total operating costs and expenses	363,963	343,765	370,124	380,844	415,998	303,719	306,104
Income (loss) from operations(1)	(18,006)	5,271	(6,603)	(17,168)	(1,940)	(7,868)	5,075
Other income (expense):
Interest expense	(24,303)	(12,868)	(25,196)	(23,514)	(25,941)	(19,249)	(20,051)
Reorganization costs(2)	—	(8,164)	(11,177)	(566)	(569)	(163)	(52)
Forgiveness of indebtedness income	—	—	101,493	—	—	—	—
Other	(1,585)	(234)	(142)	(1,096)	(1,098)	295	181
Income (loss) before benefit from (provision for) income taxes and discontinued operations	(43,894)	(15,996)	58,375	(42,344)	(29,549)	(26,985)	(14,847)
Benefit from (provision for) income taxes	(248)	(307)	(477)	214	—	—	—
Income (loss) before discontinued operations	(44,142)	(16,302)	57,898	(42,130)	(29,549)	(26,985)	(14,847)
Income / (loss) from discontinued operations	(13,283)	(4,201)	(1,080)	(296)	(2)	(2)	5,613
Net income (loss)(3)	$(57,425)	$(20,503)	$56,818	$(42,426)	$(29,551)	$(26,987)	$(9,234)

	Fiscal Year Ended June 30,									Nine Months Ended March 31,
	2002		2003		2004	2005		2006		2006		2007
	(dollars in thousands)
Other Financial Data:
Depreciation and amortization	$25,072		$25,055		$26,287	$25,029		$28,199		$21,678		$13,839
Capital expenditures	18,341		11,560		19,235	8,210		6,518		5,059		4,374
Ratio of earnings to fixed charges(4)		*		*	3.3x		*		*		*		*

	As of June 30,					As of March 31,
	2002	2003	2004	2005	2006	2006	2007
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$3,604	$3,101	$3,742	$6,835	$501	$2,741	$6,180
Accounts receivable, net	57,674	55,519	46,971	44,832	46,085	54,806	59,210
Property, plant and equipment, net	166,619	154,263	149,078	124,522	93,478	102,764	83,584
Total assets(5)	292,428	277,995	256,330	247,005	213,426	230,943	207,456
Total debt	253,672	250,497	139,041	166,460	163,048	165,629	156,643
Shareholder’s equity (deficit)	(16,359)	(36,694)	66,480	24,977	(33)	2,586	(9,102)

(1)	The Company intends to reclassify certain expenses beginning with its financial statements as of and for the fiscal year ending June 30, 2007 and intends to make corresponding adjustments to prior fiscal years to make them consistent with the reclassification. The statement of operations for the nine months ended March 31, 2006 has been reclassified to reflect amounts relating to the gains or losses on the sale of long lived assets and management fee expense as operating expenses. These amounts were previously reflected in other income (expense). The Company will also reclassify its statement of operations for fiscal 2005 and 2006 to conform to the current presentation when it publishes its financial statements for the fiscal year ending June 30, 2007. Reclassifying the prior periods will not impact the Company’s net loss or EBITDA, but will increase cost of operations, general and administrative expenses and income (loss) from operations. For quantification and a further discussion of the proposed reclassification, see ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations — Proposed Reclassification’’ incorporated by reference to our Current Report on Form 8-K filed April 19, 2007.
(2)	Reorganization costs consist primarily of fees for both our restructuring advisors and our creditors’ restructuring advisors and legal counsel.
(3)	The fiscal 2004 amount reflects $102,901 of forgiveness of indebtedness income in connection with the Company’s reorganization.
(4)	The ratio of earnings to fixed charges is calculated by dividing fixed charges into pretax income (loss) from continuing operations, plus fixed charges. ‘‘Fixed charges’’ include interest, whether expensed or capitalized, amortization of debt expense and the estimated interest component of rent expense. The calculation excludes certain contractual interest as those amounts were not recorded as interest for the year ended June 30, 2004. Earnings were insufficient to cover fixed charges by $43.9 million for fiscal 2002, $16.0 million for fiscal 2003, $42.3 million for fiscal 2005, $29.6 million for fiscal 2006, $27.0 million for the nine months ended March 31, 2006 and $14.8 million for the nine months ended March 31, 2007. The ratio for fiscal 2004 reflects $102,901 of forgiveness of indebtedness income in connection with the Company’s reorganization.
(5)	Includes assets held for sale in 2002, 2003 and 2004.

 Principal Shareholders

As of June 15, 2007, to our knowledge, with the exception of AETG and as set forth in the table below, no holder of warrants or common shares issued or issuable pursuant to such warrants was the beneficial owner of more than five percent of our outstanding common shares. None of our directors or executive officers own any of such warrants or any of our common shares.

The following table sets forth information with respect to the beneficial ownership of the common shares of AETG as of June 15, 2007, held by:

•	each person whom we know to beneficially own more than five percent of the outstanding common shares of AETG;

•	each director of AETG;

•	AETG’s Chief Executive Officer and the other executive officers listed in the Summary Compensation Table under ‘‘Management — Summary Compensation Table’’; and

•	all directors and executive officers of AETG as a group.

The following table also sets forth information with respect to the beneficial ownership of our common shares as of June 15, 2007, held by the warrant holder identified below.

Our board of directors consists of the same members as AETG’s board of directors. The persons or entities listed below have sole voting and investment power with respect to the shares beneficially owned by them. Except as noted, the address for all persons listed below is: c/o Atlantic Express Transportation Group, Inc., 7 North Street, Staten Island, NY 10302-1205.

Common Shares of AETG/AETC Beneficially Owned
Name and Address	Beneficial Amount of Ownership	Percentage of Outstanding Class(1)
Domenic Gatto	—	—
Jerome Dente	—	—
Noel Cabrera	—	—
Peter Frank	—	—
Matthew Kaufman	—	—
c/o GSC Group 12 East 49th Street, Suite 3200 New York, NY 10017
Adam Draizin	—	—
GSC Group(2)	107,593	83.9%
c/o GSC Group 12 East 49th Street, Suite 3200 New York, NY 10017
Hare & Co.	16,397	12.8%
c/o The Bank of New York PO Box 11203 New York, NY 10286
Jefferies High Yield Trading, LLC.(3)	82,070	8.0%
The Metro Center One Station Place, 3N Stamford, CT 06902
All directors and executive officers of AETG as a group (6 persons)	—	—

(1)	As of June 15, 2007, AETG had 128,240 common shares outstanding, and AETC had 945,263 common shares outstanding.
(2)	GSCP II Holdings (AE), L.L.C. owns 83,776 common shares of AETG, GSC Recovery II, L.P. owns 18,133 shares and GSC Partners CDO Fund, Limited owns 5,684 shares.

All of the membership interests of GSCP II Holdings (AE), L.L.C. are owned by Greenwich Street Capital Partners II, L.P., Greenwich Fund, L.P., Greenwich Street Employees Fund, L.P., TRV Executive Fund, L.P. and GSCP Offshore Fund, L.P. (collectively, the ‘‘Greenwich Street Funds’’).
Greenwich Street Investments II, L.L.C. is the general partner and GSCP (NJ), L.P. is the manager of the Greenwich Street Funds.
GSC Recovery II GP, L.P. is the general partner of GSC Recovery II, L.P. GSC RII, L.L.C. is the managing member of GSC Recovery II GP, L.P. GSCP (NJ) Holdings, L.P. is the general partner of GSC RII, L.L.C.
GSCP (NJ), L.P. is the collateral manager of the GSC Partners CDO Fund, Limited.
GSCP (NJ), Inc. is the general partner of GSCP (NJ), L.P. and GSCP (NJ) Holdings, L.P. GSCP (NJ), Inc. is wholly owned by GSC Group, Inc., a Delaware corporation which also owns substantially all of GSCP (NJ), L.P. and GSCP (NJ), Holdings, L.P. Alfred C. Eckert III, Richard M. Hayden, Robert F. Cummings, Jr., David L. Goret, Robert A. Hamwee, Joseph H. Wender and Andrew J. Wagner are the executive officers of each of GSC Group, Inc. and GSCP (NJ), Inc.
By virtue of each of the above entities’ and individuals’ relationship with GSCP II Holdings (AE), L.L.C., GSC Recovery II, L.P. and GSC Partners CDO Fund, Limited, each may be deemed to have shared voting and investment power over, and be the indirect beneficial owner of the common shares of AETG owned by GSCP II Holdings (AE), L.L.C., GSC Recovery II, L.P. and GSC Partners CDO Fund, Limited. Each of the above entities and individuals disclaims beneficial ownership of AETG’s common shares except to the extent of each entity’s and individual’s pecuniary interest in AETG’s common shares.
Each of these entities has an address c/o GSC Group, 12 East 49th Street, Suite 3200, New York, NY 10017.
(3)	As of June 15, 2007, Jefferies owned warrants exercisable for 82,070 common shares of AETC.

DESCRIPTION OF CAPITAL STOCK

The Company

As of June 15, 2007 our authorized capital stock consisted of 1,303,200 common shares, par value $.01 per share. As of June 15, 2007, 945,263 common shares have been issued and are outstanding, all of which are owned by AETG. Holders of warrants are entitled, in the aggregate, to purchase 162,900 common shares representing 14.7% of our outstanding common shares on a fully diluted basis as of such date (assuming exercise of all such warrants). As of June 15, 2007, we had one holder of our outstanding common shares.

Holders of outstanding common shares are entitled, for each share held, to one vote upon each matter submitted to a vote at a meeting of our shareholders.

Holders of our common shares are entitled to receive a pro rata share of dividends when, as and if declared by us out of funds legally available for the payment of dividends and to participate pro rata in liquidating distributions. Our ability to pay dividends is limited by agreements governing our indebtedness, including the notes and our senior credit facility.

Our board of directors may authorize the issuance of fractions of shares represented by a certificate or uncertificated, which shall entitle the holder to exercise voting rights, receive dividends and participate in liquidating distributions, in proportion to the fractional holdings; or it may authorize the payment in cash of the fair value of fractions of shares at the time when those entitled to receive such fractions are determined; or in lieu of fractional shares it may authorize the issuance, as permitted by law, of scrip exchangeable as therein provided for full shares, but such scrip shall not entitle the holder to any rights of a shareholder, except as therein provided.

AETG

AETG is authorized to issue 1,650,000 common shares, par value $0.001 per share. As of June 15, 2007, 128,240 common shares of AETG have been issued and are outstanding.

Holders of outstanding AETG common shares are entitled, for each share held, to one vote upon each matter submitted to a vote at a meeting of its shareholders. Holders of AETG’s common shares are entitled to receive a pro rata share of dividends, when as and if declared by AETG out of funds legally available for the payment of dividends and to participate pro rata in liquidating distributions. AETG does not presently anticipate that dividends will be paid on the common shares in the foreseeable future.

AETG is authorized to issue 500,000 shares of preferred stock, par value $.001 per share, of which 100,000 shares have been designated as Series E Convertible Preferred Stock. As of June 15, 2007, 66,769.48 shares of Series E preferred stock have been issued and are outstanding.

The holders of Series E preferred stock have no voting rights except as required by law and as provided under AETG’s certificate of amendment governing the Series E preferred stock.

The holders of Series E preferred stock are entitled to receive dividends at the per annum rate of 10%, payable in shares of Series E preferred stock in arrears on March 31, June 30, September 30 and December 31 of each year.

The holders of Series E preferred stock are entitled to a liquidation preference in an amount equal to $84.77 per share of Series E preferred stock in the event of any liquidation, dissolution or winding up of AETG, or in the event of certain changes of control of AETG or the sale of substantially all of its assets.

AETG is required to redeem all of the shares of Series E preferred stock at a price of $84.77 per share, plus any accrued but unpaid dividends, on the first anniversary date of the final maturity date of our previously outstanding 12% Senior Secured Notes due 2008 and Senior Secured Floating Rate Notes due 2008.

The holders of the Series E preferred stock are entitled to convert, at such holder’s option, each share of Series E preferred stock into one of AETG’s common shares upon a deemed liquidation event, upon a public offering of AETG’s common shares which results in proceeds to AETG of at least $50,000,000 and which results in the listing of AETG’s common shares on a national securities exchange or automatic quotation system or upon receipt by such holder of a notice of redemption of the Series E preferred stock.

 Related party transactions

Guarantees

In June 2004, we entered into the receivable agreement (the ‘‘Receivable Agreement’’) with our senior credit facility lender, Wachovia, to sell to Wachovia, without recourse, certain accounts receivable. In connection with our entering into the Receivable Agreement, Domenic Gatto has provided a personal guarantee in support of the agreement in the amount of $5.0 million for the duration of the agreement, for which he received a $125,000 guarantee fee.

On November 2, 2005, the Company entered into the Amended Receivable Agreement to sell Wachovia, without recourse, up to a maximum $8.2 million (previously $5.9 million) of accounts receivable. Domenic Gatto increased his existing personal guarantee in full support of the Amended Receivable Agreement and received an additional $50,000 guarantee fee. As of June 30, 2006, the Company had sold $7.5 million of gross receivables. The Receivable Agreement was terminated in connection with the Amended and Restated Credit Facility.

In December 2006, the Company provided a performance bond to a school district to secure its obligations under a student transportation contract. Domenic Gatto provided a personal guarantee in support of the performance bond and received a guarantee fee of $50,000.

Senior Unsecured Note

On August 5, 2004, the Company received $4.9 million from GSCP II Holdings (AE), L.L.C. and GSC Recovery II, L.P. in exchange for a senior unsecured term note (the ‘‘Senior Unsecured Note’’). The Senior Unsecured Note bore interest at 15% per annum and is payable monthly, in arrears, commencing August 31, 2004 until September 30, 2004 and quarterly, in arrears, thereafter. On October 17, 2005, this note was assigned to Airlie Opportunity Capital Management, L.P. (‘‘Airlie’’). On September 21, 2006, Airlie approved an extension of the maturity date from April 23, 2007 to February 22, 2008. The Senior Unsecured Note contained identical covenants as our senior credit facility. Pursuant to a subordination agreement, the Company may pay interest if excess availability under its credit facility is not less than $1.0 million and pay principal if excess availability is in excess of $7.0 million, after giving effect to the respective repayments and no event of default (as defined in our senior credit facility) shall exist or have occurred and be continuing. Interest payable was changed to annually on October 17, 2006 and quarterly thereafter. The Company repaid the Senior Unsecured Note from the proceeds of the offering of the private notes.

Third Priority Senior Secured Note

On March 3, 2005, the Company issued its $15.0 million third priority senior secured note (the ‘‘Third Priority Note’’) to Airlie. The Third Priority Note was issued with warrants to acquire 40,725 shares, or 5%, of the Company’s then outstanding common stock on a fully diluted basis. $0.9 million of the purchase price was allocated to the warrants. Interest on the Third Priority Notes was 10% per annum in cash and PIK interest of 1% per annum, payable semi-annually in arrears on April 15 and October 15, which commenced on April 15, 2005. The Third Priority Note was secured by a third priority lien on all of the Company’s and its guarantor subsidiaries’ real property and a third priority lien on those assets that secure the Company and its guarantor subsidiaries’ obligations under the Company’s existing senior credit facility on a first priority basis. In addition, from September 30, 2006, the Company was required to pay additional PIK interest on this note of 2% per annum, since it did not meet the leverage test required in the indenture governing its existing senior secured notes. The Company repaid the Third Priority Note and all PIK interest notes issued thereunder from the proceeds of the offering of the private notes.

Vehicle Lease Security Deposits

In August 2004, GSCP II Holdings (AE), L.L.C. and GSC Recovery II, L.P. provided a cash deposit of $2.2 million to a lessor of vehicles leased to the Company to secure the Company’s obligations under such lease. In connection with the security deposit, the Company agreed to pay

GSC an annual fee equal to 15% of the security deposit. As of March 31, 2007, the Company owed GSC $518,167 for such fees, which was paid from the proceeds of the offering of the private notes.

In October 2004, GSCP II Holdings (AE), L.L.C. and GSC Recovery II, L.P. provided a letter of credit in the amount of $419,808.40 to another lessor of vehicles leased to the Company to secure the Company’s obligations under such lease. In connection with the security deposit, the Company agreed to pay GSC an annual administrative fee equal to 15% of the amount of the letter of credit, payable quarterly in arrears, and to pay all fees in connection with the letter of credit fees. As of March 31, 2007, the Company owed GSC $95,428 in administrative fees, which was paid from the proceeds of the offering of the private notes.

Shareholders Agreement

Upon the effectiveness of our plan of reorganization, AETG entered into a shareholders agreement, dated December 24, 2003, for its common shares, with GSC.

Transfer Restrictions

The shareholders agreement prohibits transfers of common shares except (1) to investors who join the shareholders agreement, (2) in a registered public offering, (3) pursuant to ‘‘Tag-Along Rights,’’ which would require shareholders to include shares of holders of 10% or greater of common shares (as of the effective date of our plan of reorganization), at their option, in the event of a sale to a third party, (4) pursuant to ‘‘Drag-Along Rights,’’ which would require shareholders to sell all or part of their common shares in the event of a sale by GSC of a majority or more of the issued and outstanding common shares, and (5) to a financial institution to secure borrowings in a bona fide pledge.

The shareholders agreement contains ‘‘Preemptive Rights,’’ which allow shareholders the right to purchase common shares if AETG makes certain sales of common shares at less than fair market value (as determined by AETG’s board of directors), allowing investors to maintain their respective ownership percentage in AETG.

Corporate Governance

The shareholders agreement provides that each shareholder thereto will vote its common shares towards the election of (i) directors nominated by GSC constituting a majority of the board so long as GSC is the record holder of at least 35% of AETG’s common shares, or at least one director nominated by GSC so long as GSC is the record holder of at least 10% of AETG’s common shares, and (ii) the Chief Executive Officer of AETG.

Minority Shareholder Protection

AETG will not, without prior approval of the holders of a majority of common shares that is not owned by GSC:

•	redeem or repurchase any common shares unless each holder of common shares may participate on a pro rata basis;

•	pay dividends on its common shares unless the dividend is paid to all holders of common shares on a pro rata basis;

•	with some exceptions, engage (or permit any subsidiary to engage) in any transaction with a director, officer or affiliate unless (a) the transaction is approved by a majority of the directors of AETG who have no financial interest in the transaction and (b) such transaction is fair to AETG from a financial standpoint or on terms comparable to terms that would be obtained in an arm’s-length transaction; or

•	amend or modify AETG’s charter documents in a way that materially limits or conflicts with the terms of the shareholders agreement.

Registration Rights

The shareholders agreement also contains registration rights for the common shares. Shareholders have ‘‘Piggyback Registration Rights,’’ which require AETG, if it proposes to register any of its common shares under the Securities Act in connection with the offering of such shares, to register all of the shares of shareholders who request registration. GSC has three ‘‘Demand Registrations’’ as long as GSC is the record holder of at least 20% of AETG’s common shares. A Demand Registration requires AETG to prepare and file with the SEC a registration statement on the appropriate form and maintain the effectiveness for 180 days or until all shares subject to the Demand Registration have been sold.

Amendment

The shareholders agreement may be amended only with the approval of AETG, holders of at least 90% of the common shares and GSC (so long as it holds at least 35% of AETG’s common shares).

Management Agreements

Upon the effectiveness of our plan of reorganization, AETG and the Company entered into an advisory services agreement, dated December 24, 2003, with GSCP, Inc., an affiliate of GSC. Under the agreement, GSCP, Inc. agreed to advise and consult with our boards of directors and management on certain business, operational and financial matters and provides other advisory services. The agreement provides that AETG and the Company will pay GSCP, Inc. an annual fee of $500,000, ($400,000 is allocated to the Company) which fee shall accrue, with interest, at the annual rate of interest applicable to our indebtedness under our senior credit facility, if the payment of such fee is not permitted under our senior credit facility. The advisory services agreement terminates when GSC ceases to own any common shares issued upon the effectiveness of the plan of reorganization. As of March 31, 2007, the Company owed GSC $1,332,512 in fees, which was paid from the proceeds of the offering of the private notes.

On February 10, 2004, we entered into a management agreement with Atlantic Transit II Corp. (‘‘ATC’’) and Atlantic School Bus Corp. (‘‘ASBC’’), subsidiaries of AETG. Under the agreement, we provided certain administrative services on behalf of ATC and ASBC and their affiliates. The agreement provided that ASBC will pay us a monthly fee of $30 per route vehicle for which we provide administrative services. Under this agreement, the Company earned $21,000, $56,340 and $56,520 for the years ended June 30, 2004, 2005 and 2006, respectively. The assets of ASBC were sold in July 2006, and this agreement has been terminated.

Tax Sharing Agreement

AETG and its subsidiaries, including the Company, entered into a tax sharing agreement, dated December 22, 2000, that provides for a consolidated filing of federal income tax and allocates federal tax liabilities.

Debtor-In-Possession Financing

In May 2003, we received an additional $10.0 million in DIP financing from GSCP II Holdings (AE), L.L.C. and another $2.5 million on August 6, 2003. This facility bore interest at 17% per annum and the principal was repaid on the effectiveness of our plan of reorganization, and the commitments thereunder were terminated. As of March 31, 2007, the Company owed GSC $1,461,840 in accrued interest, which was paid from the proceeds of the offering of the private notes.

 Description of certain indebtedness

Amended and Restated Credit Facility

On May 15, 2007, we entered into an Amended and Restated Credit Facility with Wachovia Bank, National Association which amended our existing credit facility, to increase our borrowing availability to up to $35.0 million, plus $10.0 million in available letters of credit. The Amended and Restated Credit Facility is secured by a first priority lien on substantially all of our and our guarantor subsidiaries’ assets, other than the first lien collateral and certain excluded assets, and by a second lien on the first lien real property.

Our borrowing capacity under the revolving credit facility is based on the excess of (x) 85% of the net amount of our eligible accounts receivable over (y) applicable reserves, if any. Loans under the revolving credit facility bear interest at the prime rate or, if we elect, the LIBOR rate plus 2.25% per annum. Letters of credit are subject to a fee of 1% per annum, payable monthly in arrears, and any amounts paid by the lenders for a letter of credit are expected to bear the same rate as loans under our revolving facility. The Amended and Restated Credit Facility was subject to a closing fee of $400,000 and a servicing fee of $10,000 per month. We will pay the lenders a monthly fee of 0.5% on any unused portion of the Amended and Restated Credit Facility. Our Amended and Restated Credit Facility contain certain financial covenants, such as a minimum EBITDA covenant, and customary events of default.

The Amended and Restated Credit Facility will terminate on March 31, 2011. Early termination by us prior to the first or second anniversaries of our Amended and Restated Credit Facility is subject to early termination fees of 3% or 1.5%, respectively, of our maximum credit under the Amended and Restated Credit Facility. Thereafter, early termination after the second anniversary is subject to 1% of our maximum credit under the Amended and Restated Credit Facility.

Purchase Money Security Interests

As of March 31, 2007, our company had $3.2 million of purchase money security interests for motor vehicles. These debts have original terms of 3-7 years with interests rates ranging from 8.0% to 10.3%.

Capital Leases

As of March 31, 2007, we had $3.9 million of capital lease obligations for motor vehicles. These leases, which we entered into from July through October 2003, in October 2004, and also in February 2005, have original terms of five to seven years with an effective interest rate of 10.25% to 14.07% per annum.

DESCRIPTION OF THE EXCHANGE NOTES

You can find the definitions of certain terms used in this description under the subheading ‘‘Certain Definitions.’’ Certain defined terms used in this description but not defined below under the subheading ‘‘Certain Definitions’’ have the meanings assigned to them in the Indenture, the Intercreditor Agreement and the Security Documents, each as described below. In this description, the words ‘‘we,’’ ‘‘us,’’ ‘‘our’’ and ‘‘Company’’ refer only to Atlantic Express Transportation Corp. and not to any of its subsidiaries.

We issued the private notes, and will issue the exchange notes (together with the private notes, the ‘‘Notes’’) under an indenture, dated as of May 15, 2007 (the ‘‘Indenture’’), among us, the Guarantors and The Bank of New York, as trustee and collateral agent (the ‘‘Trustee’’). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the ‘‘Trust Indenture Act’’). The Security Documents referred to herein under the subcaption ‘‘Collateral’’ contain the terms of the security interests that will secure the Notes.

The following description is a summary of the material provisions of the Indenture, the Intercreditor Agreement and the Security Documents. It does not restate those agreements in their entirety. We urge you to read the Indenture, the Intercreditor Agreement and the Security Documents because they, and not this description, define your rights as Holders of the Notes. Copies of the Indenture, the Intercreditor Agreement and the Security Documents have been filed with the SEC as exhibits to the registration statement relating to this prospectus and can be obtained as described under the section captioned ‘‘Where You Can Find More Information.’’

The Holder of a Note will be treated as the owner of it for all purposes. Only Holders will have rights under the Indenture.

Brief Description of the Exchange Notes and the Guarantees

The Notes

The Notes will:

•	be our senior obligations, and rank equally in right of payment with all of our other senior obligations;

•	rank senior in right of payment with all Indebtedness which by its terms is subordinated to the Notes;

•	be secured on a first priority basis by the following collateral (the ‘‘Company First Lien Collateral’’), subject to certain Permitted Prior Liens and the release provisions described below:

•	substantially all of our owned motor vehicles, whether now owned or hereafter acquired, other than motor vehicles constituting Excluded Assets (the ‘‘Issuer Motor Vehicles’’); and

•	certain of our fee interests in real property and fixtures thereon hereafter acquired;

•	be secured on a second priority basis by all collateral (the ‘‘Company Second Lien Collateral’’) that secures our obligations under our Credit Agreement, including substantially all of our assets, whether now owned or hereafter acquired, other than the Company First Lien Collateral and Excluded Assets, in each case subject to Permitted Prior Liens and the release provisions described below;

•	be effectively junior to amounts secured by Permitted Prior Liens, including to all of our obligations under the Credit Agreement (which will secured on a first priority basis by the Company Second Lien Collateral), to the extent of the value of the Company Second Lien Collateral;

•	be structurally subordinated to all liabilities of any Unrestricted Subsidiaries, Foreign Subsidiaries or other subsidiaries that are not Guarantors; and

•	be guaranteed, jointly and severally, by all of our current and future Domestic Restricted Subsidiaries (other than Immaterial Subsidiaries).

The Guarantees

Each Guarantee, as defined below, will:

•	be a general obligation of the Guarantor, and rank equally in right of payment with all of such Guarantor’s other senior obligations;

•	rank senior in right of payment with all Indebtedness which by its terms is subordinated to the Guarantees;

•	be secured on a first priority basis by the following collateral (the ‘‘Guarantor First Lien Collateral’’ and, together with the Company First Lien Collateral, the ‘‘First Lien Collateral’’), subject to certain Permitted Prior Liens and the release provisions described below:

•	substantially all of the Guarantor’s motor vehicles, whether now owned or hereafter acquired, other than motor vehicles constituting Excluded Assets (the ‘‘Guarantor Motor Vehicles’’ and, together with the Issuer Motor Vehicles, the ‘‘Motor Vehicles’’); and

•	substantially all of the Guarantor’s fee interests in real property and fixtures thereon, whether now owned or hereafter acquired (except, in the case of Metro Affiliates, Inc., the real property and fixtures thereon in Ridgewood, New York owned by it on the Issue Date);

•	be secured on a second priority basis by all collateral (the ‘‘Guarantor Second Lien Collateral’’ and, together with the Company Second Lien Collateral, the ‘‘Second Lien Collateral’’) that secures the Guarantor’s obligations under the Credit Agreement, including substantially all of the Guarantor’s assets, whether now owned or hereafter acquired (including, in the case of Metro Affiliates, Inc., the real property and fixtures thereon in Ridgewood, New York owned by it on the Issue Date), other than the Guarantor First Lien Collateral and Excluded Assets, in each case subject to Permitted Prior Liens and the release provisions described below; and

•	be effectively junior to amounts secured by Permitted Prior Liens, including all of the Guarantor’s obligations under the Credit Agreement (which will be secured on a first priority basis by the Second Lien Collateral), to the extent of the value of the Guarantor Second Lien Collateral, and approximately $6.6 million in the aggregate of Capitalized Lease Obligations and Purchase Money Indebtedness on the date of the Indenture.

The Notes and the Guarantees will not be secured by the Excluded Assets.

Methods of Receiving Payments on the Notes

If a Holder has given timely wire transfer instructions to us, we will pay all principal, interest and premium, if any, on that Holder’s Notes in accordance with those instructions. All other payments on Notes will be made at the office or agency of the paying agent and registrar unless we elect to make interest payments by check mailed to the Holders at their addresses set forth in the register of Holders.

Paying Agent and Registrar for the Notes

The Trustee will initially act as paying agent and registrar. We may change the paying agent or registrar without prior notice to the Holders of the Notes.

Transfer and Exchange

A Holder may transfer or exchange Notes in accordance with the Indenture. The registrar and the trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. No service charge will be made for any transfer, exchange or redemption of Notes. However, Holders will be required to pay all taxes due on transfer. We are not required to transfer or exchange any Note selected for redemption. Also, we are not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

Principal, Maturity and Interest

The Indenture does not limit the maximum principal amount of Notes that we may issue thereunder. We issued $185.0 million in aggregate principal amount of Notes on May 15, 2007. Additionally, we may issue additional Notes (the ‘‘Additional Notes’’) from time to time, subject to the limitations set forth under ‘‘— Certain Covenants — Limitation on Incurrence of Additional Indebtedness.’’ The Notes and any Additional Notes will be substantially identical other than the issuance dates and the dates from which interest will accrue. Any Additional Notes subsequently issued will be secured equally and ratably with the Notes. As a result, the issuance of any Additional Notes will have the effect of diluting the value of the security interest in the First Lien Collateral and the Second Lien Collateral for the then outstanding Notes. Because, however, any Additional Notes may not be fungible with the Notes for federal income tax purposes or may be of a different status than the Notes with respect to their transferability under federal securities law, they may have a different CUSIP number or numbers and be represented by a different global note or notes.

The Notes will mature on April 15, 2012.

Interest on the Notes will be due and payable semi-annually in arrears on April 15 and October 15 in each year, commencing on October 15, 2007, to Holders of record on the immediately preceding April 1 and October 1, respectively. Interest on the Notes will accrue from the date it was most recently paid or, if no interest has been paid, from the Issue Date. Interest on the Notes will accrue, with respect to the period from and including the Issue Date to but excluding the first interest payment date after the Issue Date and each successive six month period from and including each interest payment date to but excluding the following interest payment date (each, an ‘‘Interest Accrual Period’’), at a rate equal to LIBOR (as defined below) plus a margin of 7.250% per annum.

The Company will appoint the Trustee (the ‘‘Calculation Agent’’) to calculate the interest rate for the Notes. ‘‘LIBOR’’ will be determined by the Calculation Agent in accordance with the following provisions:

(i)    LIBOR for any Interest Accrual Period will equal to the rate, as determined by the Calculation Agent, for six-month U.S. dollar deposits which appears on the Telerate Page 3750 as of 11:00 a.m., London time, on the applicable LIBOR Determination Date, as defined below, as reported by Bloomberg Financial Markets Commodities News. ‘‘LIBOR Determination Date’’ means, with respect to any Interest Accrual Period, the second London Banking Day prior to the first day of such Interest Accrual Period. ‘‘London Banking Day’’ means any day on which commercial banks are open for business, including dealings in foreign exchange and foreign currency deposits, in London.

(ii)    If, on any LIBOR Determination Date, such rate does not appear on the Telerate Page 3750, the Calculation Agent will determine the arithmetic mean of the offered quotations of the Reference Banks, as defined below, to prime banks in the London interbank market for U.S. dollar deposits for the relevant term by reference to requests for quotations as of approximately 11:00 a.m., London time, on such LIBOR Determination Date made by the Calculation Agent to the Reference Banks. If, on the LIBOR Determination Date, at least two of the Reference Banks provide such quotations, LIBOR will equal such arithmetic mean. If, on any LIBOR Determination Date, only one or none of the Reference Banks provide such quotations, LIBOR will be deemed to be the arithmetic mean of the offered quotations that the leading banks in

New York City selected by the Calculation Agent, after consultation with the Company, are quoting on the relevant LIBOR Determination Date for U.S. dollar deposits for the relevant term, to the principal London offices of leading banks in the London interbank market.

(iii)    If the Calculation Agent is required but is unable to determine a rate in accordance with at least one of the procedures provided above, LIBOR with respect to such Interest Accrual Period will be LIBOR as calculated on the immediately preceding LIBOR Determination Date.

For the purpose of clause (ii) above, all percentages resulting from such calculations will be rounded, if necessary, to the nearest one thirty-second of a percentage point and, for purposes of clause (iii) above, all percentages resulting from such calculations will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point.

As used herein:

‘‘Reference Banks’’ means four major banks in the London interbank market selected by the Calculation Agent.

‘‘Telerate Page 3750’’ means the display page currently so designated on the Moneyline Telerate Service or such other page as may replace such page on such service for the purpose of displaying comparable rates.

We will pay interest on overdue principal of the Notes at 1% per annum in excess of the rate, as described above, and we will pay interest on overdue installments of interest at such higher rate to the extent lawful. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Any private notes that remain outstanding after the completion of the Exchange Offer, together with the exchange notes issued in connection with the Exchange Offer, will be treated as a single class of securities under the Indenture.

Collateral

The obligations of the Company with respect to the Notes and the obligations of the Guarantors under the Guarantees will be secured equally and ratably by first priority security interests in the First Lien Collateral, and by second priority security interests in the Second Lien Collateral, subject in each case to Permitted Prior Liens (other than, with respect to the First Lien Collateral, Liens securing the Indebtedness under the Credit Agreement) and the release provisions described below. The Second Lien Collateral will also secure the obligations of the Company and the Guarantors under the Credit Agreement, and the Liens in the Second Lien Collateral securing the Notes and the Guarantees will be junior in priority to those Liens securing the Credit Agreement. In addition, the Pledged Real Estate that secures the Notes on a first priority basis will also secure the obligations of the Company and the Guarantors under the Credit Agreement on a second priority basis (‘‘Credit Agreement Second Lien Collateral’’ and, together with the Second Lien Collateral, the ‘‘Common Collateral’’), subject to Permitted Prior Liens (other than Liens securing the Indebtedness under the Credit Agreement). The Liens on the Common Collateral will benefit the holders of the Secured Obligations, in such priority as is established pursuant to the Intercreditor Agreement. The Liens on the Motor Vehicles will solely benefit the Holders of the Notes. The First Lien Collateral and the Second Lien Collateral comprise, in the aggregate, substantially all of the assets of the Company and the Guarantors, other than the Excluded Assets. The Liens on the Collateral Securing the Notes and the Indenture will be held, administered and enforced by The Bank of New York, as Collateral Agent pursuant to the Security Agreement.

We have agreed to (i) execute and file (either directly or through one or more agents) such applications as are necessary to enable the Collateral Agent to be listed as the lienholder on the certificates of title for each Motor Vehicle and (ii) execute such other documents and instruments as the Collateral Agent may reasonably deem necessary or advisable to create a perfected Lien on the Motor Vehicles in favor of the Collateral Agent (for the benefit of the Holders of the Notes). We have also granted to the Collateral Agent a power of attorney to take any or all of the foregoing actions.

Intercreditor Agreement

On May 15, 2007 the Collateral Agent, on behalf of itself, the Trustee and the Holders, and the Administrative Agent, on behalf of the Lenders, entered into the Intercreditor Agreement. The Collateral Agent and the Administrative Agent are each individually referred to herein as an ‘‘Agent,’’ and are collectively referred to herein as the ‘‘Agents.’’ The Intercreditor Agreement sets forth the terms on which the Collateral Agent and the Administrative Agent confirm the relative priority of their respective Liens upon the Common Collateral and establish rights and procedures with respect to enforcement of such Liens.

Ranking of Second Priority Liens

The Intercreditor Agreement provides that, notwithstanding:

(1)    the time of incurrence of any Secured Debt;

(2)    the order or method of attachment or perfection of any Liens securing any Secured Debt;

(3)    the time or order of filing or recording of financing statements or other documents filed or recorded to perfect any Lien upon any Common Collateral;

(4)    the rules for determining priority under any law governing relative priorities of Liens on the Collateral; and

(5)    any conflicting terms or conditions which may be contained in any other agreement,

all Liens granted by the Company or any Guarantor (i) on the Second Lien Collateral to secure the Credit Agreement and all Obligations of the Company and the Guarantors thereunder (including all interest accrued thereon after the commencement of any bankruptcy, insolvency or liquidation proceeding at the rate, including any applicable post-default rate specified in the Credit Agreement, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding, collectively, the ‘‘Credit Agreement Obligations’’) are senior in all respects and prior to the Liens on the Second Lien Collateral to secure the Obligations of the Company and the Guarantors under the Indenture, the Notes, the Security Documents and the Guarantees (including all interest accrued thereon after the commencement of any bankruptcy, insolvency or liquidation proceeding at the rate, including any applicable post-default rate specified in the Indenture and the Notes, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding, collectively, the ‘‘Note Obligations’’) and (ii) on the Credit Agreement Second Lien Collateral to secure the Note Obligations are senior in all respects and prior to the Liens on the Credit Agreement Second Lien Collateral to secure the Credit Agreement Obligations. Only the Collateral Agent is granted a Lien on the Motor Vehicles.

Administration and Enforcement of Security Interests

As between the Administrative Agent and the Collateral Agent, the Collateral Agent has the sole and exclusive right to control, administer, account for and otherwise deal with the Motor Vehicles, and to determine the manner of every sale or other disposition of the Motor Vehicles upon enforcement of the Collateral Agent’s interest therein or the enforcement of any other right or remedy with respect thereto. The Collateral Agent may foreclose on the Motor Vehicles in any order in which it in its sole discretion deems appropriate.

As between the Collateral Agent and the Administrative Agent, and with respect to (i) the Collateral Agent, so long as any Note Obligation remains outstanding and (ii) the Administrative Agent, so long as any Credit Agreement Obligation remains outstanding, the Agent with the senior Lien on any of the Common Collateral has the sole and exclusive right to control, administer, account for and otherwise deal with such Collateral, and to determine the manner of every sale or other disposition of such Collateral upon enforcement of such Agent’s interest therein or the enforcement of any other right or remedy with respect thereto. The Agent with the senior Lien on any of the Common Collateral may foreclose on such Collateral in any order in which it in its sole discretion deems appropriate.

Each Creditor with a junior Lien on any Common Collateral will not, directly or indirectly, (a) exercise any of its rights or remedies upon a default or event of default against such Collateral, or (b) seek to foreclose or realize upon (judicially or non-judicially) its junior Lien on such Collateral or assert any claims or interest therein (including, without limitation, by setoff or notification of account debtors) or (c) take any other action that would interfere in any manner with the rights of the Agent with the most senior Lien in such Common Collateral. Notwithstanding the foregoing, if any bankruptcy or insolvency proceeding shall be commenced against the Company or any Guarantor, each Agent shall be entitled to file proofs of claim and commence other proceedings in order to evidence and protect its interest in the Collateral.

In the event that an Agent shall acquire control or possession of any of the Common Collateral consisting of Pledged Real Estate, or shall, through the enforcement of its Liens in such Common Collateral, sell or otherwise transfer any such Common Collateral to any third party (a ‘‘Third Party Purchaser’’), such Agent shall permit the other Agent (or require as a condition of such sale to a Third Party Purchaser that the Third Party Purchaser agree to permit such other Agent), at its option, to enter and use any or all of such Common Collateral on the terms and conditions set forth in the Intercreditor Agreement.

Order of Application

The proceeds of any sale, disposition or other realization upon the Motor Vehicles will be applied to satisfy the Note Obligations until all Note Obligations have been paid in full in cash, in such order and manner as may be provided in the Indenture. Any surplus remaining after the payment of the amounts set forth in the preceding sentence shall be paid to the Company or the applicable Guarantor, as the case may be, its successors or assigns, or as required by law.

The Intercreditor Agreement provides that if any Credit Agreement Second Lien Collateral is sold or otherwise realized upon in connection with any foreclosure, collection or other enforcement of security interests with respect thereto, the proceeds received from such foreclosure, collection or other enforcement will applied in the following order of application:

First, to the Collateral Agent for payment of all Note Obligations until such Note Obligations have been paid in full in cash, in such order as may be provided in the Indenture;

Second, to the Administrative Agent for the payment of all Credit Agreement Obligations until such Credit Agreement Obligations have been paid in cash in full in such order as may be provided in the Credit Agreement; and

Third, to the Company or the applicable Guarantor, as the case may be, its successors or assigns, or as required by applicable law.

The Intercreditor Agreement provides that the proceeds of any sale, disposition or other realization upon the Second Lien Collateral in connection with any foreclosure, collection or other enforcement of security interests with respect thereto in connection with an event of default, the proceeds received from such foreclosure, collection or other enforcement will be applied in the following order of application:

First, to the Administrative Agent for payment of Credit Agreement Obligations in an amount up to the amount comprising the outstanding Priority Lien Debt, in such order as may be provided in the Credit Agreement;

Second, to the Collateral Agent for payment of all Note Obligations until such Note Obligations have been paid in full in cash, in such order as may be provided in the Indenture;

Third, to the Administrative Agent for the payment of such Credit Agreement Obligations until such Credit Agreement Obligations have been paid in cash in full; and

Fourth, to the Company or the applicable Guarantor, as the case may be, its successors or assigns, or as required by applicable law.

Bailee for Perfection

Each of the Collateral Agent and the Administrative Agent appointed the other Agent, and each such appointed Agent agreed to serve, as agent and bailee for the appointing Agent for the limited purpose of perfecting their respective Liens on the Collateral which may at any time be in appointed Agent’s possession (or control) until their respective debt is discharged in full. The Agent having the more senior Lien thereon shall not have any duty to protect or preserve any rights pertaining to any of the Collateral in its possession (or control) and the other Agent will waive and release the Agent holding the most senior Lien from all claims and liabilities at any time arising pursuant to the role of such senior Agent as agent and bailee with respect to the Collateral in its actual possession other than gross negligence or willful misconduct. The Agent with the most senior Lien on any Collateral shall, after all Note Obligations or Credit Agreement Obligations, as applicable, have been fully and finally paid and performed, deliver the remainder of Collateral, if any, and the books and records relating to such Collateral in its possession (or control) to the other Agent as set forth herein, except in the event and to the extent that (a) such senior Agent has retained or otherwise acquired such Collateral in full or partial satisfaction of the obligations owing to such senior Agent, (b) such Collateral is sold or otherwise disposed of by such Agent or by the Company or a Guarantor as provided herein or (c) except as may otherwise be required by applicable law or any court order.

Bankruptcy Financing

If the Company or any Guarantor becomes subject to a proceeding under the Bankruptcy Code, the Administrative Agent may permit the use of cash collateral or provide financing to the Company or any Guarantor under Section 363 or Section 364 of the Bankruptcy Code. The Intercreditor Agreement provides that Administrative Agent must provide two business days’ prior notice to the Collateral Agent of such financing or use of cash collateral, and the Collateral Agent will not object to such financing on the ground of a failure to provide ‘‘adequate protection’’ for the Liens of the Holders or any other grounds. The Collateral Agent shall retain a Lien on the Collateral and obtain replacement Liens on the Collateral to the same extent and with the same priority as existed prior to the commencement of the proceeding under the Bankruptcy Code. The aggregate amount of Indebtedness outstanding under such post-petition bankruptcy financing, together with any Indebtedness then outstanding under the Credit Agreement, shall not exceed the aggregate amount that could be incurred under the Credit Agreement as Priority Lien Debt.

Release of Liens on Collateral

The Company will be entitled to releases of assets included in the Collateral from the Liens securing the Notes under any one or more of the following circumstances:

(1)    following the delivery of notice thereof and a certificate of an officer of the Company certifying that such disposition complies with the terms and conditions of the Indenture and the Security Documents and the release of the Collateral will not result in a Default or Event of Default under the Indenture, in connection with asset sales or dispositions that are permitted under the covenant described under the caption ‘‘— Limitation on Asset Sales;’’

(2)    if any Subsidiary that is a Guarantor is released from its Guarantee, that Subsidiary’s assets will also be released;

(3)    if required in accordance with the terms of the Intercreditor Agreement; and

(4)    if any asset which is an Excluded Asset becomes subject to a Lien in favor of the Collateral Agent, that asset will be released.

We shall be allowed to transfer the title of any Motor Vehicle from one jurisdiction to another jurisdiction, subject to the Collateral Agent being named as lienholder on such Motor Vehicle as so retitled.

Provisions of the Indenture and Security Documents Relating to Security

Further Assurances; Notices

The Indenture provides that the Company and each of the Guarantors will do or cause to be done all acts and things that may be required, or that the Collateral Agent from time to time may reasonably request, to assure and confirm that the Collateral Agent holds, for the benefit of the Trustee and the Holders, duly created and enforceable and perfected Liens upon the Collateral, including any property or assets that are acquired or otherwise become Collateral after the Notes are issued, subject to Permitted Prior Liens, in each case, as contemplated by the Notes, the Indenture and the Security Documents.

Release of Security Interests in Respect of Notes

Each of the Indenture and the Security Documents provides that the Collateral Agent’s Liens upon the Collateral will no longer secure the Notes outstanding under the Indenture or any other Obligations under the Indenture, and the right of the holders of the Notes and such Obligations to the benefits and proceeds of the Collateral Agent’s Liens on Collateral will terminate and be discharged:

(1)    upon satisfaction and discharge of the Indenture as set forth under the caption ‘‘— Satisfaction and Discharge;’’

(2)    upon a Legal Defeasance or Covenant Defeasance of the Notes as set forth under the caption ‘‘— Legal Defeasance and Covenant Defeasance;’’ or

(3)    upon payment in full and discharge of all Notes outstanding under the Indenture and all Obligations that are outstanding, due and payable under the Indenture at the time the Notes are paid in full and discharged.

Certain Bankruptcy and Other Limitations

The right of the Collateral Agent to repossess and dispose of or otherwise exercise remedies relating to the Collateral upon the occurrence and during the continuance of an Event of Default is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy proceeding were to be commenced by or against the Company or any of the Guarantors prior to the Collateral Agent having repossessed and disposed of the Collateral or otherwise completed the exercise of its remedies with respect to the Collateral. Under the Bankruptcy Code, a secured creditor such as the Collateral Agent is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval. Moreover, the Bankruptcy Code permits the debtor to continue to retain and to use collateral even though the debtor is in default under the applicable debt instruments; provided that, under the Bankruptcy Code, the secured creditor is given ‘‘adequate protection.’’ The meaning of the term ‘‘adequate protection’’ may vary according to circumstances, but it is intended in general to protect the value of the secured creditor’s interest in the collateral securing the obligations owed to it and may include cash payments or the granting of additional security, if and at such times as the bankruptcy court in its discretion determines, for any diminution in the value of such collateral as a result of the stay of repossession or disposition or any use of the collateral by the debtor during the pendency of the bankruptcy case. In view of the lack of a precise definition of the term ‘‘adequate protection’’ and the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the Notes could be delayed following commencement of a bankruptcy case, whether or when the Collateral Agent could repossess or dispose of the Collateral or whether or to what extent Holders would be compensated for any delay in payment or loss of value of the Collateral through the requirement of ‘‘adequate protection.’’

Moreover, the Collateral Agent’s ability to foreclose on the Collateral may be subject to lack of perfection, the consent of third parties, prior Liens and practical problems associated with the realization of the Collateral Agent’s Lien on the Collateral.

The Guarantees

Each of our Domestic Restricted Subsidiaries (other than the Immaterial Subsidiaries) will fully and unconditionally guarantee on a senior secured basis (each a ‘‘Guarantee’’ and, collectively, the ‘‘Guarantees’’), jointly and severally, to each Holder and the Trustee, the full and prompt performance of our obligations under the Indenture and the Notes. The obligations of each Guarantor will be limited as necessary to prevent its Guarantee from constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each Guarantor may consolidate with or merge into or sell its assets to the Company or another Guarantor without limitation. See ‘‘Merger, Consolidation and Sale of Assets’’ and ‘‘Certain Covenants — Limitation on Asset Sales.’’

A Guarantor will be released from its Guarantee without any action required on the part of the Trustee or any Holder:

(1)    if all of the Capital Stock issued by such Guarantor or all or substantially all of the assets of such Guarantor is sold or otherwise disposed of (including by way of merger or consolidation) to a Person other than us or any of our Domestic Restricted Subsidiaries (other than the Immaterial Subsidiaries) and we otherwise comply to the extent applicable, with the provisions of the covenant described below under the caption ‘‘Certain Covenants — Limitation on Asset Sales’’ that are required to be satisfied thereunder either prior to or concurrent with the consummation of the applicable transaction;

(2)    if we designate such Guarantor as (a) an Unrestricted Subsidiary in accordance with the covenant described below under the caption ‘‘Certain Covenants — Limitation on Restricted Payments,’’ or (b) an Immaterial Subsidiary in accordance with the definition thereof;

(3)    upon defeasance of the Notes as provided below under the subcaption ‘‘Legal Defeasance and Covenant Defeasance’’ or upon satisfaction and discharge of the Indenture or payment in full of the principal of, premium, if any, accrued and unpaid interest, if any, or any other amount on the Notes and all other Obligations under the Notes, the Indenture, the Security Documents and the Guarantees that are then due and payable; or

(4)    upon

(a)    in the case where such Guarantor is not a Significant Subsidiary, the prior consent of holders of at least a majority in aggregate principal amount of Notes outstanding;

(b)    the consent of the majority of lenders or the Administrative Agent to the release of such Guarantor’s Guarantee of all Obligations under the Credit Agreement; and

(c)    the contemporaneous release of such Guarantor’s Guarantee of all Obligations under the Credit Agreement.

At our request and expense, the Trustee will execute and deliver any instrument evidencing such release.

Redemption

Optional Redemption.    At any time on or after May 15, 2008, we may redeem all or any portion of the Notes at our option, in whole or from time to time in part, upon not less than 15 nor more than 60 days’ notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the periods beginning on the dates indicated below:

Period	Percentage
On or after May 15, 2008	103.000%
On or after May 15, 2009	102.000%
On or after May 15, 2010	101.000%
On or after May 15, 2011	100.000%

In addition, we must pay accrued and unpaid interest, if any, to the redemption date on the Notes redeemed.

Unless we default in the payment of the redemption price, interest will cease to accrue on the Notes or portions thereof called for redemption on the applicable redemption date.

Optional Redemption Upon Equity Offerings.    At any time, or from time to time, prior to May 15, 2008, we may, at our option, on any one or more occasions use an amount not to exceed the net cash proceeds of one or more Equity Offerings to redeem up to 35% of the aggregate principal amount of the Notes (which includes Additional Notes, if any) issued under the Indenture at a redemption price of 100% of the aggregate principal amount thereof, plus a premium equal to the rate per annum at which the Notes bear interest on the date on which the notice of redemption is given, plus accrued and unpaid interest, if any, thereon, to the date of redemption; provided that:

(1)    Notes in an aggregate principal amount at least equal to 65% of the sum of (x) the aggregate principal amount of Notes issued under the Indenture in the exchange offering and (y) the aggregate principal amount of Additional Notes issued under the Indenture after the Issue date remain outstanding immediately after any such redemption; and

(2)    we make such redemption not more than 120 days after the consummation of any such Equity Offering.

Selection and Notice of Redemption

In the event that we choose to redeem less than all of the Notes, selection of the Notes for redemption will be made by the Trustee either:

(1)    in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed; or

(2)    on a pro rata basis or by such method as the Trustee may reasonably determine is fair and appropriate.

No Notes of a principal amount of $1,000 or less can be redeemed in part. If a partial redemption is made with the proceeds of an Equity Offering, the Trustee will select the Notes only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to DTC procedures). Notice of redemption will be mailed by first-class mail at least 15 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption as long as we have deposited with the paying agent funds in satisfaction of the applicable redemption price, plus accrued and unpaid interest, if any.

Mandatory Redemption; Offers to Purchase

We are not required to make any mandatory redemption or sinking fund payments with respect to the Notes. We may at any time and from time to time purchase Notes in the open market or otherwise.

Repurchase upon Change of Control

If a Change of Control occurs, each Holder will have the right to require that we repurchase all or a portion (equal to $1,000 or an integral multiple of $1,000) of such Holder’s Notes pursuant to the offer described below (the ‘‘Change of Control Offer’’), at a purchase price in cash equal to 101% of the aggregate principal amount thereof on the date of purchase plus accrued and unpaid interest, if any, on the Notes repurchased to the date of purchase, subject to the rights of Holders of Notes on the relevant record date.

Within 30 days following the date upon which the Change of Control occurred, we must send, by registered first-class mail, an offer to each Holder, with a copy to the Trustee, which offer will govern the terms of the Change of Control Offer. Such offer shall state, among other things:

•	the purchase price;

•	the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such offer is mailed, other than as may be required by law (the ‘‘Change of Control Payment Date’’);

•	that we are making a Change of Control Offer;

•	that any Note not tendered will continue to accrue interest;

•	that unless we default on the payment of the purchase price, any Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest after the Change of Control Payment Date; and

•	certain procedures that a Holder of Notes must follow to accept the Change of Control Offer or to withdraw such acceptance.

Holders electing to have a Note purchased pursuant to a Change of Control Offer will be required to surrender the Note, with the form entitled ‘‘Option of Holder to Elect Purchase’’ on the reverse of the Note completed, to the paying agent at the address specified in the offer prior to the close of business on the third business day prior to the Change of Control Payment Date.

On or before the Change of Control Payment Date, the Company will, to the extent lawful:

•	accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer;

•	deposit with the paying agent an amount equal to the purchase price in respect of all Notes or portions thereof so tendered; and

•	deliver or cause to be delivered to the Trustee the Notes so accepted together with an officer’s certificate stating the aggregate principal amount of Notes or portions thereof being purchased by us.

The paying agent will promptly mail to each Holder of Notes properly tendered the Change of Control Payment for such Notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any. We will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require us to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that we repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

We will not be required to make a Change of Control Offer if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer or (2) an irrevocable notice of redemption has been given, prior to the occurrence of the Change of Control, pursuant to the Indenture as described above under the caption ‘‘— Optional Redemption’’ to redeem all of the Notes then outstanding.

The occurrence of the events constituting a Change of Control under the Indenture could result in an event of default under the Credit Agreement and under our other existing and future permitted credit facilities and debt instruments. Following such an event of default under the Credit Agreement, the lenders under the Credit Agreement or such other credit facilities and debt instruments could have the right to require the immediate repayment of the Indebtedness thereunder in full, and might have the right to require such repayment prior to the Change of Control Payment Date on which the Company would be required to repurchase the Notes.

If a Change of Control Offer is made, there can be no assurance that we will have available funds sufficient to pay the Change of Control purchase price for all the Notes that might be delivered by Holders seeking to accept the Change of Control Offer. In the event we are required to purchase outstanding Notes pursuant to a Change of Control Offer, we expect to seek third party financing to the extent we do not have available funds to meet our purchase obligations. However, there can be no assurance that we would be able to obtain such financing and the terms of the Credit Agreement or such other credit facilities or debt instruments may restrict our ability to obtain such financing. See ‘‘Risk Factors — Our ability to purchase the notes upon a change of control may be limited.’’

The Trustee may not waive the covenant to offer to purchase the Notes upon a Change of Control. Restrictions in the Indenture described herein on our ability to incur additional Indebtedness, to grant Liens on our property, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of the Company, whether favored or opposed by our management or our Board of Directors. Consummation of any such transaction in certain circumstances may require redemption or repurchase of the Notes, and there can be no assurance that we or the acquiring party will have sufficient financial resources to effect such redemption or repurchase. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of the Company or any of its Subsidiaries by the management of the Company. While such restrictions cover a wide variety of arrangements which have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the Holders protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger, recapitalization or similar transaction.

We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the ‘‘Change of Control’’ provisions of the Indenture, we will comply with the applicable securities laws and regulations and shall not be deemed to have breached our obligations under the ‘‘Change of Control’’ provisions of the Indenture by virtue thereof.

The definition of ‘‘Change of Control’’ includes, among other transactions, a disposition of ‘‘all or substantially all’’ of our property and assets. With respect to the disposition of property or assets, the phrase ‘‘all or substantially all’’ as used in the Indenture varies according to the facts and circumstances of the subject transactions, has no clearly established meaning under relevant law. Accordingly, in certain circumstances, there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of ‘‘all or substantially all’’ of the property or assets of a Person, and therefore it may be unclear whether a Change of Control has occurred and whether we are required to make a Change of Control Offer.

Certain Covenants

The Indenture will contain, among others, the following covenants:

Limitation on Incurrence of Additional Indebtedness.    The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively, ‘‘incur’’) any Indebtedness (including, without limitation, Acquired Indebtedness) other than Permitted Indebtedness and Indebtedness permitted by the following paragraph.

The Company or any of its Restricted Subsidiaries that is (or, upon such incurrence, becomes) a Guarantor may incur Indebtedness if:

(1)    on the date of the incurrence of such Indebtedness the Consolidated Fixed Charge Coverage Ratio of the Company, after giving effect to the incurrence of such Indebtedness, is greater than 2.0 to 1.0; and

(2)    no Default or Event of Default shall have occurred and be continuing at the time of or as a consequence of the incurrence of such Indebtedness.

Limitation on Restricted Payments.    The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)    declare or pay any dividend or make any distribution (other than (a) dividends or distributions payable in Qualified Capital Stock of the Company, (b) dividends or distributions payable to the Company or another Restricted Subsidiary of the Company, (c) dividends or distributions by a Restricted Subsidiary of the Company that is not a Wholly Owned Subsidiary of the Company to the holders of its Capital Stock on a pro rata basis and (d) dividends or distributions in amounts permitted pursuant to clause (5) below) on or in respect of shares of Capital Stock of the Company or its Restricted Subsidiaries to holders of such Capital Stock;

(2)    purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or its Restricted Subsidiaries or any warrants, rights or options to purchase or acquire shares of any class of such Capital Stock;

(3)    make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, any Indebtedness of the Company or any Guarantor that is subordinate or junior in right of payment to the Notes or a Guarantee and any deposit with respect to the foregoing; or

(4)    make any Investment (other than Permitted Investments).

(each of the foregoing actions set forth in clauses (1), (2), (3) and (4) being referred to as a ‘‘Restricted Payment’’);

if at the time of such Restricted Payment or immediately after giving effect thereto,

(i)    a Default or an Event of Default shall have occurred and be continuing; or

(ii)    the Company is not able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the Consolidated Fixed Charge Coverage Ratio test in the covenant described under ‘‘Limitation on Incurrence of Additional Indebtedness;’’ or

(iii)    the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made subsequent to the Issue Date (the amount expended for such purposes, if other than in cash, being the Fair Market Value of such property as determined in good faith by the Board of Directors of the Company at the time of the making thereof) shall exceed the sum of:

(v)    50% of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income is a negative number, 100% of such Consolidated Net Income) of the Company earned from the beginning of the first fiscal quarter commencing after the Issue Date and ending on the last day of the Company’s last fiscal quarter ending prior to the date the Restricted Payment occurs for which internal financial statements are available (the ‘‘Reference Date’’) (treating such period as a single accounting period); plus

(w)    100% of the aggregate net cash proceeds received by the Company from any Person (other than a Subsidiary of the Company) from the issuance and sale subsequent to the Issue Date and on or prior to the Reference Date of Qualified Capital Stock of the Company or contributions in respect thereof or warrants, options or other rights to acquire Qualified Capital Stock of the Company; plus

(x)    100% of the aggregate net cash proceeds received from the issuance of Indebtedness or shares of Disqualified Capital Stock of the Company that have been converted into or exchanged for Qualified Capital Stock of the Company subsequent to the Issue Date and on or prior to the Reference Date; plus

(y)    without duplication of any amounts included in clause (iii)(w) above, 100% of the aggregate net cash proceeds of any equity contribution received by the Company from a holder of the Company’s Capital Stock subsequent to the Issue Date and on or prior to the Reference Date; plus

(z)    without duplication, to the extent not included in Consolidated Net Income, the sum of:

(I)    the aggregate amount returned in cash on or with respect to Investments (other than Permitted Investments) made after the Issue Date whether through interest payments, principal payments, dividends or other distributions or payments;

(II)    the net cash proceeds received by us or any Restricted Subsidiary of ours from the disposition of all or any portion of such Investments (other than to a Subsidiary of ours); and

(III)    upon redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the fair market value of such Subsidiary (valued in each case as provided in the definition of ‘‘Investment’’);

provided, however, that the sum of clauses (I), (II) and (III) above will not exceed the aggregate amount of all such Investments made by us or any Restricted Subsidiary in the relevant Person or Unrestricted Subsidiary after the Issue Date;

(excluding, in the case of clauses (iii)(w) and (x), any net cash proceeds from issuances and sales of Qualified Capital Stock of the Company financed directly or indirectly using funds borrowed from the Company or any Subsidiary of the Company, until and to the extent such borrowing is repaid).

Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph do not prohibit:

(1)    the payment of any dividend within 60 days after the date of declaration of such dividend if such dividend would have been permitted on the date of declaration;

(2)    if no Default or Event of Default shall have occurred and be continuing or would exist after giving effect thereto, the acquisition of any shares of Qualified Capital Stock of the Company through one or more of: (i) an exchange solely for other shares of Qualified Capital Stock of the Company or (ii) the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock of the Company or a substantially concurrent contribution in respect thereof;

(3)    if no Default or Event of Default shall have occurred and be continuing or would exist after giving effect thereto, the acquisition of any Indebtedness of the Company or the Guarantors that is subordinate or junior in right of payment to the Notes and Guarantees through one or more of: (i) an exchange for shares of Qualified Capital Stock of the Company, or (ii) the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of (a) shares of Qualified Capital Stock of the Company or (b) Refinancing Indebtedness;

(4)    if no Default or Event of Default shall have occurred and be continuing or would exist after giving effect thereto, an Investment in exchange for Qualified Capital Stock of the Company or through the application of the net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) or other issuance of shares of Qualified Capital Stock of the Company or a substantially concurrent contribution in respect thereof;

(5)    if no Default or Event of Default shall have occurred and be continuing or would exist after giving effect thereto, Restricted Payments in an aggregate amount not to exceed $2.0 million subsequent to the Issue Date;

(6)    distributions, loans or advances to AETG in an aggregate amount not to exceed the Permitted Amount during any fiscal year; provided that such amounts are used by AETG to pay ordinary operating expenses;

(7)    if no Default or Event of Default shall have occurred and be continuing, payments or distributions to, or dividends, distributions or advances to AETG to allow AETG to make payments or distributions to, dissenting shareholders pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of our property and assets;

(8)    repurchases of Capital Stock deemed to occur upon the exercise of stock options, warrants or other convertible securities, to the extent such Capital Stock represents a portion of the consideration for such exercise;

(9)    any purchase or redemption of Indebtedness that ranks junior to the Notes utilizing any Net Cash Proceeds remaining after we have complied with the requirements of the covenants described under ‘‘Limitation on Asset Sales’’ and ‘‘Change of Control;’’

(10)    the payment of taxes pursuant to the Plan of Reorganization; and

(11)    the payment of any distribution to AETG in respect of taxes, levies, charges, duties, withholdings or other charges imposed by any governmental authority or any interest penalties or other liability with respect thereto (collectively, ‘‘Taxes’’) in amounts that do not exceed the aggregate Tax liability of the Company and its Restricted Subsidiaries for such calendar year determined for this purpose as if the Company and its Restricted Subsidiaries (including any Immaterial Subsidiaries that are Restricted Subsidiaries) were a separate affiliated group (as defined in Section 1504 of the Internal Revenue Code of 1986, as amended) filing a consolidated return, or, to the extent applicable, a separate group filing combined or unitary returns.

In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date in accordance with clause (iii) of the immediately preceding paragraph, amounts expended pursuant to clauses (1), (2)(ii), (3)(ii)(a), and (4) shall be included in such calculation.

Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an officers’ certificate stating that such Restricted Payment complies with the Indenture and setting forth in reasonable detail the basis upon which the required calculations were computed, which calculations may be based upon the Company’s latest available internal quarterly financial statements.

Limitation on Asset Sales.    The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)    the Company or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets sold or otherwise disposed of (as determined in good faith by senior management or, in the case of an Asset Sale in excess of $5.0 million, the Company’s Board of Directors);

(2)    at least 75% of the consideration received by the Company or the Restricted Subsidiary, as the case may be, from such Asset Sale shall be in the form of cash or Cash Equivalents and is received at the time of such disposition; provided that the amount of any liabilities (as shown on the most recent applicable balance sheet) of the Company or such Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee of any such assets shall be deemed to be cash for purposes of this provision so long as the documents governing such liabilities provide that there is no further recourse to the Company or any of its Subsidiaries with respect to such liabilities; provided further that any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from the transferee that are contemporaneously, subject to ordinary settlement periods, converted by the Company or such Restricted Subsidiary into cash, shall be deemed to be cash to the extent of the cash received in that conversion; and

(3)    upon the consummation of an Asset Sale, the Company shall apply, or cause such Restricted Subsidiary to apply, the Net Cash Proceeds relating to such Asset Sale within 360 days of receipt thereof either:

(a)    repay Indebtedness under the Credit Agreement;

(b)    to make an investment in properties and assets that replace the properties and assets that were the subject of such Asset Sale or in the business of the Company and its Restricted Subsidiaries as existing on the Issue Date; or

(c)    a combination of prepayment and investment permitted by the foregoing clauses (3)(a) and (3)(b).

Pending the final application of the Net Cash Proceeds, we and our Restricted Subsidiaries may temporarily reduce Indebtedness or otherwise use such Net Cash Proceeds in any manner not prohibited by the Indenture.

On the 361st day after an Asset Sale or such earlier date, if any, as the senior management or the Board of Directors of the Company or of such Restricted Subsidiary determines not to apply the Net Cash Proceeds relating to such Asset Sale as set forth in clauses (3)(a), (3)(b) and (3)(c) of the immediately preceding paragraph (each, a ‘‘Net Proceeds Offer Trigger Date’’), such aggregate amount of Net Cash Proceeds which have not been applied on or before such Net Proceeds Offer Trigger Date as permitted in clauses (3)(a), (3)(b) and (3)(c) of the immediately preceding paragraph (each a ‘‘Net Proceeds Offer Amount’’) shall be applied by the Company or such Restricted Subsidiary to make an offer to purchase (the ‘‘Net Proceeds Offer’’) on a date (the ‘‘Net Proceeds Offer Payment Date’’) not less than 30 nor more than 60 days following the applicable Net Proceeds Offer Trigger Date, from all Holders on a pro rata basis, that amount of Notes equal to the Net Proceeds Offer Amount at a price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest, if any, thereon, to the date of purchase. If at any time any non-cash consideration received by the Company or any Restricted Subsidiary of the Company, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then such conversion or disposition shall be deemed to constitute an Asset Sale on the date of such conversion or disposition, as the case may be, and the Net Cash Proceeds thereof shall be subject to the Asset Sale covenant in accordance with the terms thereof.

The Company may defer any Net Proceeds Offer until there is an aggregate unutilized Net Proceeds Offer Amount equal to or in excess of $5.0 million resulting from one or more Asset Sales in which case the accumulation of such amount shall constitute a Net Proceeds Offer Trigger Date (at which time, the entire unutilized Net Proceeds Offer Amount, and not just the amount in excess of $5.0 million, shall be applied as required pursuant to the immediately preceding paragraph).

In the event of the transfer of substantially all (but not all) of the property and assets of the Company and its Restricted Subsidiaries as an entirety to a Person in a transaction permitted under ‘‘Merger, Consolidation and Sale of Assets,’’ which transaction does not constitute a Change of Control, the successor corporation shall be deemed to have sold the properties and assets of the Company and its Restricted Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of clause (3) of the first paragraph of this covenant with respect to such deemed sale as if it constituted an Asset Sale. In addition, the Fair Market Value of such properties and assets of the Company or its Restricted Subsidiaries deemed to be sold shall be deemed to be Net Cash Proceeds for purposes of this covenant.

Each notice of a Net Proceeds Offer shall be mailed to the record Holders as shown on the register of Holders within 25 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Net Proceeds Offer, Holders may elect to tender their Notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent Holders properly tender Notes in an amount exceeding the Net Proceeds Offer Amount, Notes of tendering Holders will be purchased on a pro rata basis (based on amounts tendered). To the extent holders properly tender Notes in an amount exceeding the Net Proceeds Offer Amount, Notes of tendering Holders will be purchased on a pro rata basis (based on amounts tendered). To the extent that the aggregate amount of the notes tendered pursuant to a Net Proceeds Offer is less than the Net Proceeds Offer Amount, we may use such excess Net Proceeds Offer Amount for general corporate purposes or for any other purposes not prohibited by the Indenture. Upon completion of any such Net Proceeds Offer, the Net Proceeds Offer Amount shall be reset at zero. A Net Proceeds Offer shall remain open for a period of 20 business days or such longer period as may be required by law.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the ‘‘Asset Sale’’ provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the ‘‘Asset Sale’’ provisions of the Indenture by virtue thereof.

The covenant and other provisions contained in the Indenture relating to the Issuer’s obligation to make a Net Proceeds Offer may be waived or modified with the written consent of the Holders of a majority in principal amount of the notes.

Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries.    The Company will not, and will not cause or permit any of its Restricted Subsidiaries (other than a Restricted Subsidiary that has executed a Guarantee) to, directly or indirectly, create or otherwise cause or permit to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary of the Company to:

(1)    pay dividends or make any other distributions on or in respect of its Capital Stock (it being understood that the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on Common Stock shall not be deemed a restriction on the ability to make distributions on Capital Stock);

(2)    make loans or advances or to pay any Indebtedness or other obligation owed to the Company or any other Restricted Subsidiary of the Company; or

(3)    transfer any of its property or assets to the Company or any other Restricted Subsidiary of the Company.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1)    applicable law, rule, regulation, order, grant or governmental permit;

(2)    the Indenture, the Notes, the Guarantees and the Security Agreement;

(3)    customary non-assignment provisions of any contract or any lease governing a leasehold interest of any Restricted Subsidiary of the Company;

(4)    any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired;

(5)    the Credit Agreement and other agreements governing existing Indebtedness as in effect on the Issue Date and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the Issue Date;

(6)    agreements existing or entered into on the Issue Date to the extent and in the manner such agreements are in effect on the Issue Date;

(7)    an agreement governing Indebtedness incurred to Refinance the Indebtedness issued, assumed or incurred pursuant to an agreement referred to in clause (2), (4) or (5) above; provided that the provisions relating to such encumbrance or restriction taken as a whole contained in any such Indebtedness are not materially less favorable to the Company as determined by the Board of Directors of the Company in their reasonable and good faith judgment than the provisions relating to such encumbrance or restriction contained in agreements referred to in such clause (2), (4) or (5);

(8)    purchase money obligations for property acquired in the ordinary course of business or Capitalized Lease Obligations that impose customary restrictions on the property so acquired or leased;

(9)    contracts for the sale of assets of capital stock, including, without limitation, customary restrictions with respect to a Restricted Subsidiary of ours pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary;

(10)    secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under ‘‘Limitation on Incurrence of Additional Indebtedness’’ and ‘‘Limitation on Liens’’ that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(11)    customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business;

(12)    customary net worth and restrictions on transfer, assignment or subletting provisions contained in leases and other agreements entered into by us or any Restricted Subsidiary;

(13)    any agreement governing Indebtedness permitted to be incurred pursuant to the ‘‘Limitation on Incurrence on Additional Indebtedness’’ covenant; provided that the provisions relating to such encumbrance or restriction contained in such Indebtedness, taken as a whole, are no less favorable to us in any material respect as determined by our Board of Directors in its reasonable and good faith judgment than the provisions contained in the Credit Agreement or in the Indenture as in effect on the Issue Date;

(14)    Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being Refinanced;

(15)    restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business; and

(16)    restrictions with respect to a Subsidiary of the Company that was not a Subsidiary of the Company on the Issue Date in existence at the time such Person becomes a Subsidiary of the Company (but not created as a result of or in anticipation of such Person becoming a Subsidiary of the Company); provided that such restrictions are not applicable to any other Person or the properties or assets of any other Person.

Limitation on Issuances and Sales of Capital Stock of Subsidiaries.    The Company will not permit or cause any of its Restricted Subsidiaries to issue or sell any Capital Stock (other than to the Company or to a Wholly Owned Subsidiary of the Company and other than directors’ qualifying shares) or permit any Person (other than the Company or a Wholly Owned Subsidiary of the Company and other than directors’ qualifying shares) to own or hold any Capital Stock of any Restricted Subsidiary of the Company or any Lien or security interest therein; provided that this provision shall not prohibit the sale of all of the Capital Stock of a Restricted Subsidiary in compliance with the provisions of the ‘‘Limitations on Asset Sales’’ covenant.

Limitation on Liens.    The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens (other than Permitted Liens) of any kind against or upon any property or assets of the Company or any of its Restricted Subsidiaries, other than the Capital Stock of any Subsidiary of the Company to the extent permitted in the next paragraph, whether owned on the Issue Date or acquired after the Issue Date, or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom.

The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, create, incur, assume or permit or suffer to exist any Liens (other than Liens pursuant to clauses (1), (4), (10), (12), (14) and (17) of the definition of Permitted Liens) of any kind against or upon the Capital Stock of any Subsidiary of the Company, whether owned on the Issue Date or acquired after the Issue Date, unless all payments due under the Indenture and the Notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligations are no longer secured by a Lien.

Merger, Consolidation and Sale of Assets.    The Company will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary of the Company to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of the Company’s assets (determined on a consolidated basis for the Company and the Company’s Restricted Subsidiaries) whether as an entirety or substantially as an entirety to any Person unless:

(1)    either:

(a)    the Company shall be the surviving or continuing corporation; or

(b)    the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of the Company and of the Company’s Restricted Subsidiaries substantially as an entirety (the ‘‘Surviving Entity’’):

(x)    shall be a corporation organized and validly existing under the laws of the United States or any State thereof or the District of Columbia; and

(y)    shall expressly assume, (i) by supplemental indenture (in form and substance satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of, and premium, if any, and interest or any other amount on all of the Notes and the performance of every covenant of the Notes, the Indenture and the Security Documents on the part of the Company to be performed or observed thereunder and (ii) by amendment, supplement or other instrument (in form and substance satisfactory to the Trustee and the Collateral Agent), executed and delivered to the Trustee, all obligations of the Company under the Security Documents, and in connection therewith shall cause such instruments to be filed and recorded in such jurisdictions and take such other actions as may be required by applicable law to perfect or continue the perfection of the Lien created under the Security Documents on the Collateral owned by or transferred to the surviving entity;

(2)    immediately after giving effect to such transaction on a pro forma basis and the assumption contemplated by clause (1)(b)(y) above (including giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction), the Company or such Surviving Entity, as the case may be, (a) shall have a Consolidated Net Worth at least equal to the Consolidated Net Worth of the Company immediately prior to such transaction and (b) shall be able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the ‘‘Limitation on Incurrence of Additional Indebtedness’’ covenant;

(3)    immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred or be continuing; and

(4)    the Company or the Surviving Entity, as the case may be, shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

Notwithstanding the foregoing, (a) the merger of the Issuer with an Affiliate incorporated solely for the purpose of reincorporating the Issuer in another jurisdiction in the United States or any State thereof of the District of Columbia shall be permitted and (b) the merger of any Restricted Subsidiary of the Issuer into the Issuer or the transfer, lease, conveyance or other disposition of all or substantially all of the assets of a Restricted Subsidiary of the Issuer to the Issuer shall be permitted so long as the Issuer (i) delivers to the trustee an officers’ certificate stating that the purpose of such merger, transfer, lease, conveyance or other disposition is not to consummate a transaction that would otherwise be prohibited by this covenant and (ii) complies in the case of a merger described in clause (a) above, with clauses (1)(b) and (4) of the immediately preceding paragraph.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of the Company the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

The Indenture provides that upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, in which the Company is not the continuing corporation, the successor Person formed by such consolidation or into which the Company is merged or to which such conveyance, lease or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture and the Notes with the same effect as if such surviving entity had been named as such. Upon such substitution the Company and any Guarantors that remain Subsidiaries of the Company shall be released from the Indenture and the Notes.

Each Guarantor (other than any Guarantor whose Guarantee is to be released in accordance with the terms of the Guarantee and the Indenture in connection with any transaction complying with the provisions of ‘‘Limitation on Asset Sales’’) will not, and the Company will not cause or permit any Guarantor to, consolidate with or merge with or into any Person other than the Company or any other Guarantor unless:

(1)    the entity formed by or surviving any such consolidation or merger (if other than the Guarantor) or to which such sale, lease, conveyance or other disposition shall have been made is a corporation organized and existing under the laws of the United States or any State thereof, the District of Columbia or the jurisdiction in which such Guarantor is organized;

(2)    such entity assumes (a) by supplemental indenture (in form and substance satisfactory to the Trustee), executed and delivered to the Trustee, all of the obligations of the Guarantor under the Guarantee and, to the extent applicable, the Intercreditor Agreement and (b) by amendment, supplement or other instrument (in form and substance satisfactory to the Trustee and the Collateral Agent) executed and delivered to the Trustee and the Collateral Agent, all obligations of the Guarantor under the Security Agreement and, to the extent applicable, the Intercreditor Agreement; and in connection therewith shall cause such instruments to be filed and recorded in such jurisdictions and take such other actions as may be required by applicable law to perfect or continue the perfection of the Lien created under the Security Documents on the Collateral owned by or transferred to the surviving entity;

(3)    immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and

(4)    immediately after giving effect to such transaction and the use of any net proceeds therefrom on a pro forma basis, the Company could satisfy the provisions of clause (2) of the first paragraph of this covenant.

Any merger or consolidation of a Guarantor with and into the Company (with the Company being the surviving entity) or another Guarantor that is a Wholly Owned Subsidiary of the Company need only comply with clause (4) of the first paragraph of this covenant.

Limitations on Transactions with Affiliates.    (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates (each an

‘‘Affiliate Transaction’’), other than (x) Affiliate Transactions permitted under paragraph (b) below and (y) Affiliate Transactions on terms that are no less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm’s-length basis from a Person that is not an Affiliate of the Company or such Restricted Subsidiary.

All Affiliate Transactions (and each series of related Affiliate Transactions which are similar or part of a common plan) involving aggregate payments or other property with a Fair Market Value in excess of $1.0 million shall be approved by a majority of the disinterested members of the Board of Directors of the Company or such Restricted Subsidiary, as the case may be, such approval to be evidenced by a Board Resolution stating that such Board of Directors has determined that such transaction complies with the foregoing provisions. If the Company or any Restricted Subsidiary of the Company enters into an Affiliate Transaction (or a series of related Affiliate Transactions related to a common plan) that involves an aggregate Fair Market Value of more than $5.0 million, the Company or such Restricted Subsidiary, as the case may be, shall, prior to the consummation thereof, obtain a favorable opinion as to the fairness of such transaction or series of related transactions to the Company or the relevant Restricted Subsidiary, as the case may be, from a financial point of view, from an Independent Financial Institution and file the same with the Trustee.

(b)    The restrictions set forth in the first paragraph of this covenant shall not apply to:

(1)    reasonable fees and compensation paid to and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary of the Company as determined in good faith by the Company’s Board of Directors or senior management;

(2)    transactions exclusively between or among the Company and any of its Wholly Owned Subsidiaries or exclusively between or among such Wholly Owned Subsidiaries, provided such transactions are not otherwise prohibited by the Indenture;

(3)    any agreement as in effect or entered into as of the Issue Date or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto and any extension of the maturity thereof) and any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Holders in any material respect than the original agreement as in effect on the Issue Date;

(4)    Restricted Payments permitted by the Indenture (including Permitted Investments);

(5)    the issuance of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans or similar employee benefit plans approved by our Board of Directors in good faith and loans to employees of ours and our Subsidiaries which are approved by our Board of Directors in good faith;

(6)    fees payable pursuant to the Management Agreement as in effect on the Issue Date or pursuant to any amendment, restatement or replacement thereof to the extent that such amendment, restatement or replacement does not provide for any fees or other payments in excess of those set forth in the Management Agreement as in effect on the Issue Date;

(7)    the payment of all fees and expenses related to the Plan of Reorganization; and

(8)    common insurance policies obtained for AETG, the Company or any Subsidiary of AETG or the Company in accordance with past practice for which AETG or the Company is reimbursed with premiums and deductible obligations attributable to AETG, the Company or any Subsidiary of AETG or the Company.

Additional Subsidiary Guarantees.    If (x) the Company or any of its Subsidiaries shall organize, acquire or otherwise invest in another Domestic Restricted Subsidiary that is not a Guarantor or (y) any Domestic Restricted Subsidiary that was an Immaterial Subsidiary is no longer an Immaterial Subsidiary, then such transferee or acquired or other Subsidiary shall:

(1)    execute and deliver to the Trustee a supplemental indenture in form reasonably satisfactory to the Trustee pursuant to which such Subsidiary shall unconditionally guarantee on a senior secured basis all of the Company’s obligations under the Notes and the Indenture on the terms set forth in the Indenture;

(2)    if required under the second paragraph under ‘‘Certain Covenants — Limitation on Liens,’’ (a) execute and deliver to the Collateral Agent and the Trustee such amendments to the Security Documents as the Collateral Agent deems necessary or advisable in order to grant to the Collateral Agent, for the benefit of the Holders, a perfected first priority security interest in the Capital Stock of such Subsidiary, subject to the Liens permitted pursuant to the second paragraph under ‘‘Certain Covenants — Limitation on Liens,’’ which are owned by the Company or any Subsidiary and required to be pledged pursuant to the Security Agreement, (b) deliver to Collateral Agent the certificates representing such Capital Stock, together with undated stock powers or instruments of transfer, as applicable, endorsed in blank;

(3)    cause such Subsidiary to take such other actions necessary or advisable to grant to the Collateral Agent for the benefit of the Holders and the Trustee a perfected first priority security interest in the Guarantor First Lien Collateral of such Subsidiary and a perfected second priority security interest in the Guarantor Second Lien Collateral, in each case subject to Permitted Prior Liens, including the filing of Uniform Commercial Code financing statements in such jurisdictions as may be required by the Security Agreement or by law or as may be reasonably requested by the Collateral Agent;

(4)    take such further action and execute and deliver such other documents specified in the Indenture or otherwise reasonably requested by the Trustee or the Collateral Agent to effectuate the foregoing; and

(5)    deliver to the Trustee an opinion of counsel that such supplemental indenture and any other documents required to be delivered have been duly authorized, executed and delivered by such Subsidiary and constitute the legal, valid, binding and enforceable obligations of such Subsidiary as provided for in the Indenture.

Thereafter, such Subsidiary shall be a Guarantor for all purposes of the Indenture.

Impairment of Security Interest.    Neither the Company nor any of its Restricted Subsidiaries will take or omit to take any action which would materially adversely affect or impair the Liens in favor of the Collateral Agent, on behalf of itself, the Trustee and the Holders, with respect to the Collateral. Neither the Company nor any of its Restricted Subsidiaries shall grant to any Person, or permit any Person to retain (other than the Collateral Agent), any interest whatsoever in the Collateral other than Permitted Liens. Neither the Company nor any of its Restricted Subsidiaries will enter into any agreement that requires the proceeds received from any sale of Collateral to be applied to repay, redeem, defease or otherwise acquire or retire any Indebtedness of any Person, other than as permitted by the Indenture, the Notes, the Security Documents and the Intercreditor Agreement. The Company shall, and shall cause each Guarantor to, at their sole cost and expense, execute and deliver all such agreements and instruments as the Collateral Agent or the Trustee shall reasonably request to more fully or accurately describe the property intended to be Collateral or the obligations intended to be secured by the Security Documents. The Company shall, and shall cause each Restricted Subsidiary of the Company to, at their sole cost and expense, file any such notice filings or other agreements or instruments as may be required under applicable law to perfect the Liens created by the Security Documents at such times and at such places as the Collateral Agent or the Trustee may reasonably request.

Real Estate Mortgages and Filings.    With respect to any fee interest in the real property (individually and collectively, the ‘‘Premises’’), owned by the Company or a Domestic Restricted Subsidiary on the Issue Date or acquired by the Company or a Domestic Restricted Subsidiary after the Issue Date with (1) a purchase price or (2) as of the date such real property is acquired, a Fair Market Value, of greater than $200,000 (‘‘Pledged Real Estate’’):

(1)    the Company will deliver to the Collateral Agent, as mortgagee, fully-executed counterparts of Mortgages, duly executed by the Company or the applicable Domestic Restricted Subsidiary, together with evidence of the completion (or satisfactory arrangements for the completion), of all recordings and filings of such Mortgage as may be necessary or, in the reasonable opinion of the Collateral Agent desirable, to create a valid, perfected Lien, subject to Permitted Liens, against the properties purported to be covered thereby;

(2)    the Company will deliver to the Collateral Agent mortgagee’s title insurance policies in favor of the Collateral Agent, as mortgagee for the ratable benefit of the Collateral Agent, the Trustee and the Holders in an amount equal to 100% of the Fair Market Value of the Premises purported to be covered by the related Mortgage, insuring that title to such property is marketable and that the interests created by the Mortgage constitute valid Liens thereon free and clear of all Liens, defects and encumbrances other than Permitted Liens, and such policies shall also include, to the extent available, such endorsements as the Collateral Agent shall reasonably request and shall be accompanied by evidence of the payment in full of all premiums thereon; and

(3)    the Company will deliver to the Collateral Agent, with respect to each of the covered Premises, the most recent survey of such Premises, together with either (i) an updated survey certification in favor of the Trustee and the Collateral Agent from the applicable surveyor stating that, based on a visual inspection of the property and the knowledge of the surveyor, there has been no change in the facts depicted in the survey or (ii) an affidavit from the Company and the Guarantors state that there has been no change, other than, in each case, changes that do not materially adversely affect the use by the Company or Guarantor, as applicable, of such Premises for the Company or such Guarantor’s business as so conducted, or intended to be conducted, at such Premises.

The Company will use commercially reasonable efforts to deliver all items required to be delivered pursuant to clauses (1), (2) and (3) above, 90 days after the Issue Date (in the case of real property owned by the Company or any Domestic Restricted Subsidiary as of the Issue Date) and 90 days after the date of acquisition (in the case of real property acquired by the Company or any Domestic Restricted Subsidiary after the Issue Date).

Conduct of Business.    The Company and its Restricted Subsidiaries will not engage in any businesses which are not the same, similar, or reasonably related, complementary or ancillary to the businesses in which the Company and its Restricted Subsidiaries are engaged on the Issue Date except to such extent as would not be material to the Company and its Restricted Subsidiaries taken as a whole.

Reports to Holders.    The Indenture provides that, whether or not required by the rules and regulations of the Securities and Exchange Commission (the ‘‘Commission’’), after the 90th day following the Issue Date and for so long as any Notes are outstanding we will file a copy of the following information and reports with the Commission for public availability (unless the Commission will not accept such a filing):

(1)    all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ that describes the financial condition and results of operations of the Company and its consolidated Subsidiaries (showing in reasonable detail, either on the face of the financial statements or in the footnotes thereto and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company, if any), and, with respect to the annual information only, a report thereon by the Company’s certified independent accountants; provided, that certifications required under the Sarbanes-Oxley Act and any corresponding rules of the Commission will be required to be provided only to the extent required of so-called ‘‘voluntary filers;’’ and

(2)    all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports,

in each case, within the time periods specified in the Commission’s rules and regulations.

In addition, following the consummation of the Exchange Offer, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing). In addition, the Company has agreed that, for so long as any Notes remain outstanding, it will furnish to the Holders, upon their written request, the information required to be delivered pursuant to Rule 144(A)(d)(4) under the Securities Act.

Payments for Consent.    The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture, the Notes, any Security Document or the Intercreditor Agreement unless such consideration is paid to all Holders that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Events of Default

The following events are defined in the Indenture as ‘‘Events of Default’’:

(1)    the failure to pay interest on any Notes or any other amount (other than principal for or premium, if any, on the Notes) when the same becomes due and payable and the default continues for a period of 30 days;

(2)    the failure to pay the principal of, or premium, if any, on, any Notes, when such principal or premium, as the case may be, becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase Notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer);

(3)    a default in the observance or performance of any other covenant or agreement contained in the Indenture (other than the payment of the principal of, or premium, if any, or interest on any Note) or any Security Document which default continues for a period of 45 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes (except in the case of a default with respect to the ‘‘Merger, Consolidation and Sale of Assets’’ covenant, which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

(4)    the failure to pay at final stated maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Indebtedness of the Company or any Restricted Subsidiary of the Company, or the acceleration of the final stated maturity of any such Indebtedness (which acceleration is not rescinded, annulled or otherwise cured within 20 days from the date of acceleration) if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final stated maturity or which has been accelerated (in each case with respect to which the 20-day period described above has elapsed), exceeds $10.0 million or more at any time;

(5)    one or more judgments in an aggregate amount in excess of $10.0 million (which are not covered by a reputable and solvent third party insurer as to which such insurer has not disclaimed coverage) shall have been rendered against the Company or any of its Restricted Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable;

(6)    certain events of bankruptcy affecting the Company or any of its Significant Subsidiaries;

(7)    any Security Document at any time for any reason shall cease to be in full force and effect, or ceases to give the Collateral Agent the Liens, rights, powers and privileges purported to be created thereby, superior to and prior to the rights of all third Persons other than the holders of Permitted Liens and subject to no other Liens except as expressly permitted by the applicable Security Document;

(8)    the Company or any of the Subsidiaries, directly or indirectly, contest in any manner the effectiveness, validity, binding nature or enforceability of any Security Document; or

(9)    any Guarantee of a Guarantor that is a Significant Subsidiary ceases to be in full force and effect or any Guarantee of a Guarantor that is a Significant Subsidiary is declared to be null and void and unenforceable or any Guarantee of a Guarantor that is a Significant Subsidiary is found to be invalid or any Guarantor that is a Significant Subsidiary denies its liability under its Guarantee (other than by reason of the release of such Guarantor in accordance with the terms of the Indenture).

If an Event of Default (other than an Event of Default specified in clause (6) above with respect to the Company) shall occur and be continuing and has not been waived, the Trustee or the Holders of at least 25% in principal amount of outstanding Notes may declare the principal of and premium, if any, and accrued interest, if any, on all the Notes, to be due and payable by notice in writing to the Company and the Trustee specifying the respective Event of Default and that it is a ‘‘notice of acceleration’’ (the ‘‘Acceleration Notice’’), and the same shall become immediately due and payable or if there are any amounts outstanding under the Credit Agreement, it shall become immediately due and payable upon the first to occur of an acceleration under the Credit Agreement or five business days after receipt by us and the Administrative Agent under the Credit Agreement of such Acceleration Notice (but only if such Event of Default is then continuing).

If an Event of Default specified in clause (6) above with respect to the Company occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest, if any, on all of the outstanding Notes, shall automatically become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

The Indenture provides that, at any time after a declaration of acceleration with respect to the Notes as described in the immediately preceding paragraph, the Holders of a majority in principal amount of the Notes may rescind and cancel such declaration and its consequences:

(1)    if the rescission would not conflict with any judgment or decree;

(2)    if all existing Events of Default have been cured or waived except nonpayment of principal, premium, if any, and interest or any other amount that has become due solely because of the acceleration;

(3)    to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal and premium, if any, which has become due otherwise than by such declaration of acceleration, has been paid;

(4)    if the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances; and

(5)    in the event of the cure or waiver of an Event of Default of the type described in clause (6) of the description above of Events of Default, the Trustee shall have received an officers’ certificate and an opinion of counsel that such Event of Default has been cured or waived.

No such rescission shall affect any subsequent Default or impair any right consequent thereto.

The Holders of a majority in principal amount of the Notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except (other than as provided in the immediately preceding paragraph) a default in the payment of the principal of or premium, if any, on any Notes.

Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture and under the TIA. If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy by proceeding at law or in equity to collect the payment of principal of, premium, if any, or interest on the Notes or to enforce the performance of any provision of the Notes, this Indenture, any Security Document or any Guarantee. Subject to the provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. The Indenture provides that a Holder may not pursue any remedy with respect to this Indenture or the Notes unless:

(1)    the Holder gives to the Trustee written notice of a continuing Event of Default;

(2)    subject to the provisions of the Indenture, Holders of at least 25% in principal amount of the outstanding Notes make a written request to the Trustee to institute proceedings in respect of that Event of Default;

(3)    such Holders offer to the Trustee security or indemnity reasonably satisfactory to the Trustee against any loss, liability or expense to be incurred in compliance with such request, order or direction;

(4)    the Trustee does not comply with the request within ninety (60) days after receipt of the request and the offer of indemnity; and

(5)    during such ninety (60) day period the Holders of a majority in principal amount of the outstanding Notes do not give the Trustee a direction which, in the opinion of the Trustee, is inconsistent with the request.

The foregoing limitations shall not apply to a suit instituted by a Holder for the enforcement of the payment of principal of, premium, if any, or interest on such Note on or after the respective due dates set forth in such Note (including upon acceleration thereof) or the institution of any proceeding with respect to this Indenture or any remedy hereunder, including without limitation acceleration, by the Holders of a majority in principal amount of outstanding Notes; provided that upon institution of any proceeding or exercise of any remedy, such Holders provide the Trustee with prompt notice thereof. A Holder may not use the Indenture to prejudice the rights of another Holder or to obtain a preference or priority over such other Holder.

Under the Indenture, the Company is required to provide an officers’ certificate to the Trustee promptly upon any such officer obtaining knowledge of any Default or Event of Default (provided that such officers shall provide such certification at least annually whether or not they know of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.

No Personal Liability of Directors, Officers, Employees and Others

No Affiliate, past, present or future director, officer, employee, incorporator, or shareholder of the Company or any Guarantor, as such, shall have any liability for any obligations of the Company or the Guarantors under the Notes, the Guarantees or the Indenture or for any claim based on, in respect of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

The Company may, at its option and at any time, elect to have its obligations and the obligations of the Guarantors discharged with respect to the outstanding Notes (‘‘Legal Defeasance’’). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes, except for:

(1)    the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest or any other amount on the Notes when such payments are due from the trust referred to below;

(2)    the Company’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments;

(3)    the rights, powers, trust, duties and immunities of the Trustee and the Company’s obligations in connection therewith; and

(4)    the Legal Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants (including its obligations to make Change Of Control Offers and Net Proceeds Offers) that are described in the Indenture (‘‘Covenant Defeasance’’) and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under ‘‘Events of Default’’ will no longer constitute an Event of Default with respect to the Notes.

The Collateral will be released from the Lien securing the Notes upon a Legal Defeasance or Covenant Defeasance in accordance with the provisions described in this section.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)    the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts and at such times as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest or any other amount on the Notes, on the stated date for payment thereof or on the applicable redemption date, as the case may be;

(2)    in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that:

(a)    the Company has received from, or there has been published by, the Internal Revenue Service a ruling; or

(b)    since the Issue Date, there has been a change in the applicable federal income tax law,

in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)    in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)    no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(5)    such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(6)    the Company shall have delivered to the Trustee an officers’ certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others; and

(7)    the Company shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, which opinion may be subject to customary assumptions and exclusions, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Notwithstanding the foregoing, the opinion of counsel required by clause (2) above with respect to a Legal Defeasance need not be delivered if all Notes not theretofore delivered to the Trustee for cancellation (x) have become due and payable or (y) will become due and payable on the maturity date within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when:

(1)    either:

(a)    all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or

(b)    all Notes not theretofore delivered to the Trustee for cancellation (i) have become due and payable, (ii) will become due and payable at their stated maturity within one year or (iii) are to be called for redemption within one year under arrangement satisfactory to the Trustee, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest or any other amount on the Notes, to the date of such maturity or such redemption, as the case may be, together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2)    the Company has paid all other sums payable under the Indenture by the Company; and

(3)    the Company has delivered to the Trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

The Collateral will be released from the Lien securing the Notes upon a discharge of the Indenture in accordance with the provisions described in this section.

Modification of the Indenture

From time to time, the Company, the Guarantors, the Trustee and, if such amendment, modification or supplement relates to any Security Document or the Intercreditor Agreement, the Collateral Agent, without the consent of the Holders, may amend, modify or supplement the Indenture, the Notes, the Guarantees, the Intercreditor Agreement and the Security Documents:

(1)    to cure any ambiguity, defect or inconsistency contained therein;

(2)    to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3)    to provide for the assumption of the Company’s or a Guarantor’s obligations to Holders in the case of a merger or consolidation involving the Company or such Guarantor or sale of all or substantially all of the assets of the Company or such Guarantor;

(4)    to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights of any such Holder under the Indenture, the Notes, the Guarantees, the Intercreditor Agreement or the Security Documents;

(5)    to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the TIA;

(6)    to allow any Subsidiary or any other Person to guarantee the Notes;

(7)    if necessary, in connection with any addition or release of Collateral permitted under the terms of the Indenture, the Intercreditor Agreement or Security Documents;

(8)    to conform the text of the Indenture, the Notes, the Guarantees or the Security Agreement to any provision of the ‘‘Description of the Notes’’ from the private notes offering to the extent that such provision in such ‘‘Description of the Notes’’ was intended to be a verbatim recitation of a provision of the Indenture, the Notes, the Guarantees or the Security Agreement;

(9)    to make, complete or confirm any grant of Collateral permitted or required by the Indenture or any of the security documents or any release of Collateral that becomes effective as set forth in the Indenture or any of the Security Documents; or

(10)    to make any amendment to the provisions of the Indenture relating to the form, authentication, transfer and legending of the Notes; provided, however, that (a) compliance with the Indenture as so amended would not result in the Notes being transferred in violation of the Securities Act or any other applicable securities law and (b) such amendment does not materially affect the rights of Holders to transfer the Notes;

so long as such amendment, modification or supplement does not, in the opinion of the Trustee and, if such amendment, modification or supplement relates to any Security Document or the Intercreditor Agreement, the Collateral Agent, adversely affect the rights of any of the Holders in any material respect. In formulating its opinion on such matters, the Trustee and, if such amendment, modification or supplement relates to any Security Document or the Intercreditor Agreement, the Collateral Agent, will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an opinion of counsel.

Other amendments of, modifications to and supplements to the Indenture, the Notes, the Guarantees, the Intercreditor Agreement and the Security Documents may be made with the consent of the Company and the Holders of a majority in principal amount of the then outstanding Notes issued under the Indenture, except that no such amendment, modification or supplement may, without the consent of:

(a)    the Company and each Holder affected thereby,

(1)    reduce the amount of Notes whose Holders must consent to an amendment, supplement or waiver of any provision of the Indenture or the Notes;

(2)    reduce the rate of or change or have the effect of changing the time for payment of interest (including defaulted interest) on any Notes;

(3)    reduce the principal of or change or have the effect of changing the fixed maturity of any Notes, or change the date on which any Notes may be subject to redemption or reduce the redemption price therefor (other than provisions relating to the covenants described above under the captions ‘‘Repurchase Upon Change of Control,’’ and ‘‘Certain Covenants — Limitations on Asset Sales’’);

(4)    make any Notes payable in money other than that stated in the Notes;

(5)    make any change in provisions of the Indenture protecting the right of each Holder to receive payment of principal of, premium, if any, and interest or any other amount on such

Note on or after the due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount of Notes to waive Defaults or Events of Default;

(6)    modify or change any provision of the Indenture or the related definitions affecting the ranking of the Notes or any Guarantee in a manner which adversely affects the Holders in a material respect; or

(7)    release any Guarantor that is a Significant Subsidiary from any of its obligations under its Guarantee or the Indenture otherwise than in accordance with the terms of the Indenture; or

(b)    the Holders holding at least 75% in aggregate principal amount of the Notes then outstanding, release all or substantially all of the Collateral otherwise than in accordance with the terms of this Indenture and the Security Documents.

Governing Law

The Indenture provides that it, the Notes and the Guarantees will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

The Trustee

The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions; provided that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

‘‘Acquired Indebtedness’’ means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of the Company or at the time it merges or consolidates with or into the Company or any of its Restricted Subsidiaries or assumed in connection with the acquisition of assets from such Person.

‘‘Administrative Agent’’ means, at any time, the Person serving at such time as the ‘‘Administrative Agent’’ under the Credit Agreement or any other representative of the lenders then most recently designated by a majority of the lenders under the Credit Agreement in a written notice delivered to the Collateral Agent and the Trustee.

‘‘AETG’’ means Atlantic Express Transportation Group, Inc., a New York corporation and the parent of the Company.

‘‘Affiliate’’ means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term ‘‘control’’ means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms ‘‘controlling’’ and ‘‘controlled’’ have meanings correlative of the foregoing.

‘‘Asset Acquisition’’ means (1) an Investment by the Company or any Restricted Subsidiary of the Company in any other Person pursuant to which such Person shall become a Restricted Subsidiary of the Company or any Restricted Subsidiary of the Company, or shall be merged with or into the Company or any Restricted Subsidiary of the Company, or (2) the acquisition by the Company or any Restricted Subsidiary of the Company of the assets of any Person (other than a Restricted Subsidiary of the Company) which constitute all or substantially all of the assets of such Person or comprise any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

‘‘Asset Sale’’ means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer for value by the Company or any of its Restricted Subsidiaries (including any Sale and Leaseback Transaction) to any Person other than the Company or a Wholly Owned Subsidiary of the Company that is a Guarantor of: (1) any Capital Stock of any Restricted Subsidiary of the Company; or (2) any other property or assets of the Company or any Restricted Subsidiary of the Company other than in the ordinary course of business; provided, however, that ‘‘Asset Sale’’ shall not include: (a) a transaction or series of related transactions for which the Company or its Restricted Subsidiaries receive aggregate consideration of less than $1.0 million; (b) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company as permitted under ‘‘Merger, Consolidation and Sale of Assets;’’ (c) any Restricted Payment permitted by the ‘‘Limitation on Restricted Payments’’ covenant or that constitutes a Permitted Investment; (d) the sale of Cash Equivalents; (e) the sale or other disposition of used, worn out, obsolete or surplus assets; and (f) sales or grants of licenses to use the Company’s or any Restricted Subsidiary’s patents, trade secrets, know-how and technology to the extent that such license does not prohibit the licensor from using the patent, trade secret, know-how or technology or require any payments by the Company or its Restricted Subsidiaries for any such use.

‘‘Bankruptcy Code’’ means the Bankruptcy Reform Act of 1978, as amended, and codified as 11 U.S.C. §§ 101 et seq.

‘‘Board of Directors’’ means, as to any Person, the board of directors of such Person or equivalent governing body, partner or member or any duly authorized committee thereof.

‘‘Board Resolution’’ means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

‘‘Capital Stock’’ means:

(1)    with respect to any Person that is a corporation, any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person; and

(2)    with respect to any Person that is not a corporation, any and all partnership, membership, limited liability company interests or other equity interests of such Person.

‘‘Capitalized Lease Obligation’’ means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

‘‘Cash Equivalents’’ means:

(1)    marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof;

(2)    marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor’s Ratings Group (‘‘S&P’’) or Moody’s Investors Service, Inc. (‘‘Moody’s’’) or, if Moody’s and S&P cease to exist, any other nationally recognized statistical rating organization designated by our Board of Directors;

(3)    commercial paper maturing no more than one year from the date it is created thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody’s or, if Moody’s and S&P cease to exist, any other nationally recognized statistical rating organization designated by our Board of Directors;

(4)    time deposits, certificates of deposit or bankers’ acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined net capital and surplus of not less than $250.0 million;

(5)    repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (1) above entered into with any bank meeting the qualifications specified in clause (4) above;

(6)    investments in money market funds which invest substantially all their assets in securities of the types described in clauses (1) through (5) above; and

(7)    overnight deposits and demand deposit accounts (in the respective local currencies) maintained in the ordinary course of business.

‘‘Change of Control’’ means the occurrence of one or more of the following events:

(1)    prior to the first public offering of common stock of the Company, the Permitted Holders cease to be the ‘‘beneficial owner’’ (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of a majority in the aggregate of the total voting power of the Voting Stock of the Company;

(2)    after the first public offering of common stock of the Company after the Issue Date, any ‘‘person’’ (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the beneficial owner (as defined in clause (1) above, except that for purposes of this clause (2) such person shall be deemed to have ‘‘beneficial ownership’’ of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company;

(3)    individuals who on the Issue Date constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors of the Company or whose nomination for election by the shareholders of the Company was approved by a vote of a majority of the directors of the Company then still in office who were either directors on the Issue Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office;

(4)    the adoption of a plan relating to the liquidation or dissolution of the Company; and

(5)    the sale of all or substantially all the assets of the Company (determined on a consolidated basis) to another Person (other than, in all such cases, a Person that is controlled by one or more of the Permitted Holders), other than a transaction following which each transferee becomes an obligor in respect of the Notes and a Subsidiary of the transferor of such assets.

‘‘Collateral’’ shall mean, collectively, the First Lien Collateral and the Second Lien Collateral.

‘‘Collateral Agent’’ means the collateral agent for the Trustee and the Holders under the Security Documents, which shall initially be The Bank of New York.

‘‘Commodity Agreement’’ means any commodity futures contract, commodity option or other similar agreement or arrangement entered into by us or any of our Restricted Subsidiaries designed to protect us or any of our Restricted Subsidiaries against fluctuations in the price of commodities at the time used in the ordinary course of our business or the business of any of our Restricted Subsidiaries.

‘‘Common Stock’’ of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person’s common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

‘‘Consolidated EBITDA’’ means, with respect to any Person, for any period, the sum (without duplication) of:

(1)    Consolidated Net Income; and

(2)    to the extent Consolidated Net Income has been reduced thereby:

(a)    all income taxes of such Person and its Restricted Subsidiaries paid or accrued in accordance with GAAP for such period;

(b)    Consolidated Interest Expense, amortization expense and depreciation expense;

(c)    Consolidated Non-cash Charges less any non-cash items increasing Consolidated Net Income for such period; and

(d)    restructuring and reorganization costs, including charges, fees, expenses, exit payments and all other items relating to the Plan of Reorganization;

less (without duplication), to the extent Consolidated Net Income has been increased, forgiveness of indebtedness from continuing operations relating to the Plan of Reorganization; in each case, on a consolidated basis for such Person and its Restricted Subsidiaries and determined in accordance with GAAP.

‘‘Consolidated Fixed Charge Coverage Ratio’’ means, with respect to any Person, the ratio of Consolidated EBITDA of such Person during the four consecutive full quarters (the ‘‘Four Quarter Period’’) described under ‘‘Limitation on Incurrence of Additional Indebtedness’’ most recently ending on or prior to the date of the transaction or event giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio for which financial statements are available (the ‘‘Transaction Date’’) to Consolidated Fixed Charges of such Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, ‘‘Consolidated EBITDA’’ and ‘‘Consolidated Fixed Charges’’ shall be calculated after giving effect on a pro forma basis (consistent with the provisions below) for the period of such calculation to:

(1)    the incurrence or repayment of any Indebtedness of such Person or any of its Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period; and

(2)    any Asset Sale or other disposition or Asset Acquisition (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of any such Asset Acquisition) incurring, assuming or otherwise being liable for

Acquired Indebtedness and also including any Consolidated EBITDA occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date), as if such Asset Sale or other disposition or Asset Acquisition (including the incurrence, assumption or liability for any such Indebtedness or Acquired Indebtedness) occurred on the first day of the Four Quarter Period, provided that the Consolidated EBITDA of any Person acquired shall be included only to the extent includible pursuant to the definition of ‘‘Consolidated Net Income.’’ If such Person or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the immediately preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or any Restricted Subsidiary of such Person had directly incurred or otherwise assumed such guaranteed Indebtedness.

Furthermore, in calculating ‘‘Consolidated Fixed Charges’’ for purposes of determining the denominator (but not the numerator) of this ‘‘Consolidated Fixed Charge Coverage Ratio’’:

(1)    interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date (including Indebtedness actually incurred on the Transaction Date) and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the average rate of interest on such Indebtedness during the Four Quarter Period ending on or prior to the Transaction Date; and

(2)    notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

‘‘Consolidated Fixed Charges’’ means, with respect to any Person for any period, the sum, without duplication, of:

(1)    Consolidated Interest Expense; plus

(2)    the product of (x) the amount of all dividend payments on any series of Preferred Stock of such Person or its Restricted Subsidiaries (other than dividends paid solely in Qualified Capital Stock) paid, accrued or scheduled to be paid or accrued during such period, times (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local tax rate of such Person, expressed as a decimal.

‘‘Consolidated Interest Expense’’ means, with respect to any Person for any period, the sum, without duplication, of the aggregate of the interest expense (including payment-in-kind interest) of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, as determined in accordance with GAAP, and including, without duplication, (a) all amortization of original issue discount; (b) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period; and (c) net cash costs under all Interest Swap Obligations (including amortization of fees), and excluding amortization or write-off of deferred financing costs and debt issuance costs of such Person and its consolidated Restricted Subsidiaries during such period and any premium or penalty paid in connection with redeeming or retiring Indebtedness of such Person and its consolidated Restricted Subsidiaries prior to the stated maturity thereof pursuant to the agreements governing such Indebtedness.

‘‘Consolidated Net Income’’ means, with respect to any Person, for any period, the aggregate net income (or loss) of such Person and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided, however, that there shall be excluded therefrom:

(1)    after-tax gains and losses from Asset Sales (without regard to the $1.0 million limitation set forth in the definition thereof) or abandonments or reserves relating thereto;

(2)    after-tax items classified as extraordinary or nonrecurring gains;

(3)    the net income (but not loss) of any Restricted Subsidiary of the referent Person to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is restricted by a contract, operation of law or otherwise;

(4)    the net income of any Person, other than a Restricted Subsidiary of the referent Person, except to the extent of cash dividends or distributions paid to the referent Person or to a Wholly Owned Subsidiary of the referent Person by such Person;

(5)    any restoration to income of any material contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Issue Date;

(6)    income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued);

(7)    all gains and losses realized on or because of the purchase or other acquisition by such Person or any of its Restricted Subsidiaries of any securities of such Person or any of its Restricted Subsidiaries; and

(8)    in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person’s assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets.

‘‘Consolidated Net Worth’’ of any Person means the consolidated shareholder’s equity of such Person, determined on a consolidated basis in accordance with GAAP, less (without duplication) amounts attributable to Disqualified Capital Stock of such Person.

‘‘Consolidated Non-cash Charges’’ means, with respect to any Person, for any period, the aggregate depreciation, amortization and other non-cash expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charges constituting an extraordinary item or loss or any such charge which requires an accrual of or a reserve for cash charges for any future period).

‘‘Credit Agreement’’ means the Amended and Restated Credit Agreement dated as of the Issue Date, between the Company and the lenders party thereto (together with their successors and assigns, the ‘‘Lenders’’) and Wachovia Bank, N.A., as Administrative Agent, together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), in each case as such agreements may be amended, restated, supplemented, refinanced, replaced, refunded or otherwise modified from time to time (including any agreement increasing the amount of available borrowings thereunder, provided that such increase in borrowings is permitted under the definition of the term ‘‘Permitted Indebtedness,’’ or adding Restricted Subsidiaries of the Company as additional borrowers or guarantors thereunder), whether by the same or any other agent, lender or group of lenders.

‘‘Currency Agreement’’ means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any Restricted Subsidiary of the Company against fluctuations in currency values.

‘‘Default’’ means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

‘‘Disqualified Capital Stock’’ means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event (other than an event which would constitute a Change of Control), matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof (except in each case, upon the occurrence of a Change of Control) on or prior to the first anniversary of the final maturity date of the Notes for cash or is convertible into or exchangeable for debt securities of the Company or its Subsidiaries at any time prior to such anniversary.

‘‘Domestic Restricted Subsidiary’’ means, with respect to any Person, a Domestic Subsidiary of such Person that is a Restricted Subsidiary of such Person.

‘‘Domestic Subsidiary’’ means, with respect to any Person, a Subsidiary of such Person that is not a Foreign Subsidiary of such Person.

‘‘Equity Offering’’ means any public offering of Qualified Capital Stock of the Company.

‘‘Exchange Act’’ means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

‘‘Excluded Assets’’ means each of the following:

(1)    any lease, license, contract, property right or agreement to which the Company or any Guarantor is a party or any of its rights or interests thereunder if and only for so long as the grant of a security interest under the Security Documents shall constitute or result in a breach, termination or default under any such lease, license, contract, property right or agreement (other than to the extent that any such term would be rendered ineffective pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the Uniform Commercial Code of any relevant jurisdiction or any other applicable law or principles of equity); provided that such lease, license, contract, property right or agreement shall be an Excluded Asset only to the extent and for so long as the consequences specified above shall result and shall cease to be an Excluded Asset and shall become subject to the security interest granted under the Security Documents, immediately and automatically, at such time as such consequences shall no longer result;

(2)    real property owned or leased by the Company or any Guarantor (other than the Pledged Real Estate);

(3)    the Capital Stock of any Domestic Subsidiary, Foreign Subsidiary or other Affiliate of the Company or any Guarantor, except as required under the second paragraph under ‘‘Certain Covenants — Limitation on Liens;’’

(4)    Motor Vehicles owned by the Company or any Guarantor that are (a) the subject of Permitted Liens described in clause (7) of the definition thereof that secure Purchase Money Indebtedness for so long as such Permitted Liens are in effect and the Purchase Money Indebtedness secured thereby otherwise prohibits any other Liens thereon, or (b) from model year 1990 or earlier; and

(5)    any other property or assets not described in clauses (1) through (3) above (other than the Motor Vehicles and any deposit account that is not solely used for payroll purposes) in which a security interest cannot be perfected by the filing of a financing statement under the Uniform Commercial Code of the relevant jurisdiction, so long as the aggregate Fair Market Value of all property excluded under this clause (4) does not at any one time exceed $1.0 million plus, in the case of any such property comprised of deposit accounts that is used solely for payroll purposes, the dollar amount of any payments expected to be disbursed by the Company or the applicable Guarantor from such deposit account for payroll within three business days following deposit therein.

‘‘Fair Market Value’’ means, with respect to any asset or property, the price which could be negotiated in an arm’s length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value shall be determined by the Board of Directors of the Company acting reasonably and in good faith and shall be evidenced by a Board Resolution of the Board of Directors of the Company delivered to the Trustee.

‘‘Foreign Subsidiary’’ means, with respect to any Person, any Subsidiary of such Person (a) which is organized under the laws of any jurisdiction outside of the United States of America, (b) which conducts the major portion of its business outside of the United States of America and (c) all or substantially all of the property and assets of which are located outside of the United States of America.

‘‘GAAP’’ means accounting principles generally accepted in the United States set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of

Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the Issue Date.

‘‘Guarantor’’ means (1) all existing Domestic Subsidiaries of the Company (other than the Immaterial Subsidiaries) and (2) each of the Company’s Domestic Restricted Subsidiaries that in the future executes a supplemental indenture in which such Domestic Restricted Subsidiary agrees to be bound by the terms of the Indenture as a Guarantor; provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its respective Guarantee is released in accordance with the terms of the Indenture.

‘‘Holder’’ means the Person in whose name a Note is registered on the registrar’s books.

‘‘Immaterial Subsidiary’’ means, on any date of determination, any Domestic Restricted Subsidiary of the Company that has (1) assets with a fair market value as of such date of less than $50,000 and (2) revenues not exceeding $50,000 during the 12 consecutive months preceding such date; provided, that (a) the aggregate fair market value as of such date of all assets of all Immaterial Subsidiaries shall not exceed $250,000 and (b) the aggregate amount of revenues of all Immaterial Subsidiaries during the 12 consecutive months preceding such date shall not exceed $250,000. For purposes of the foregoing, the date of determination shall be the last day of the most recently completed full fiscal quarter of the Company for which financial statements are available.

‘‘Indebtedness’’ means with respect to any Person, without duplication:

(1)    all Obligations of such Person for borrowed money;

(2)    all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3)    all Capitalized Lease Obligations of such Person;

(4)    all Obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business that are not overdue by 90 days or more or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and any deferred purchase price represented by earn outs consistent with the Company’s past practice);

(5)    all Obligations for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction, whether or not then due;

(6)    guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (1) through (5) above and clause (8) below;

(7)    all Obligations of any other Person of the type referred to in clauses (1) through (6) above which are secured by any Lien on any property or asset of such Person, the amount of such Obligation being deemed to be the lesser of the Fair Market Value of such property or asset or the amount of the Obligation so secured;

(8)    all Interest Swap Obligations and all Obligations under Currency Agreements of such Person; and

(9)    all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any.

Notwithstanding the foregoing, insurance financing payable shall not be deemed to be Indebtedness.

For purposes hereof, the ‘‘maximum fixed repurchase price’’ of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such

Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the Fair Market Value of such Disqualified Capital Stock, such Fair Market Value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock.

‘‘Independent Financial Institution’’ means a nationally-recognized accounting, appraisal or investment banking firm: (1) which does not, and whose directors, officers and employees or Affiliates do not, have a direct or indirect financial interest in the Company; and (2) which, in the judgment of the Board of Directors of the Company, is otherwise independent and qualified to perform the task for which it is to be engaged.

‘‘Intercreditor Agreement’’ means the Intercreditor Agreement between the Administrative Agent and the Collateral Agent, dated as of the Issue Date, as the same may be amended, supplemented, modified or replaced from time to time; provided that any replacement thereof shall be substantially similar to the Intercreditor Agreement so replaced.

‘‘Interest Swap Obligations’’ means the obligations of any Person pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

‘‘Investment’’ means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition for value by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any Person. ‘‘Investment’’ shall exclude (a) extensions of trade credit by the Company and its Restricted Subsidiaries on commercially reasonable terms in accordance with normal trade practices of the Company and (b) commission, travel and similar advances to officers and employees of such Person made in the ordinary course of business. For the purposes of the ‘‘Limitation on Restricted Payments’’ covenant, (i) ‘‘Investment’’ shall include and be valued at the Fair Market Value of the net assets of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary and shall exclude the Fair Market Value of the net assets of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary and (ii) the amount of any Investment shall be the original cost of such Investment plus the cost of all additional Investments by the Company or any of its Restricted Subsidiaries, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment, reduced by the payment of dividends or distributions in connection with such Investment or any other amounts received in respect of such Investment; provided that no such payment of dividends or distributions or receipt of any such other amounts shall reduce the amount of any Investment if such payment of dividends or distributions or receipt of any such amounts would be included in Consolidated Net Income.

‘‘Issue Date’’ means May 15, 2007, the date of original issuance of the Notes.

‘‘Lenders’’ has the meaning set forth in the definition of the term ‘‘Credit Agreement.’’

‘‘Lien’’ means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

‘‘Management Agreement’’ means the Advisory Services Agreement, dated December 24, 2003, by and among AETG, the Company and GSCP, Inc.

‘‘Mortgages’’ means the mortgages, deeds of trust, deeds to secure debt or other similar documents delivered by the Company or any of its Domestic Restricted Subsidiaries pursuant to the terms of the Indenture which create, in favor of the Collateral Agent, Liens on any fee interest in

Pledged Real Estate as collateral security for the payment obligations of the Company under the Indenture and Notes or of such Domestic Restricted Subsidiary under its Guarantee, as the case may be.

‘‘Net Cash Proceeds’’ means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (other than the portion of any such deferred payment constituting interest) received by the Company or any of its Restricted Subsidiaries from such Asset Sale, net of:

(1)    reasonable out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions);

(2)    all taxes and other costs and expenses actually paid or estimated by the Company (in good faith) to be payable in cash in connection with such Asset Sale;

(3)    repayment of Indebtedness that is secured by the property or assets that are the subject of such Asset Sale and is required to be repaid in connection with such Asset Sale; and

(4)    appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale;

provided, however, that if, after the payment of all taxes with respect to such Asset Sale, the amount of estimated taxes, if any, pursuant to clause (2) above exceeded the tax amount actually paid in cash in respect of such Asset Sale, the aggregate amount of such excess shall, at such time, constitute Net Cash Proceeds.

‘‘Obligations’’ means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness (including, without limitation, in the case of Obligations in respect of the Notes, all interest accrued thereon after the commencement of any bankruptcy, insolvency or liquidation proceeding at the rate, including any applicable post-default rate specified in the Indenture and the Notes, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding).

‘‘Permitted Amount’’ means an amount equal to (i) $150,000 for fiscal year 2008, and (ii) for each fiscal year thereafter, 1.05 times the Permitted Amount for the immediately preceding fiscal year.

‘‘Permitted Holders’’ means GSCP (NJ), Inc., a Delaware corporation, and its Affiliates.

‘‘Permitted Indebtedness’’ means, without duplication, each of the following:

(1)    Indebtedness under the Notes issued in the Exchange Offer in an aggregate outstanding principal amount not to exceed $185.0 million and the related Guarantees;

(2)    Indebtedness incurred pursuant to the Credit Agreement in an aggregate principal amount at any time outstanding not to exceed $35.0 million;

(3)    other Indebtedness of the Company and its Restricted Subsidiaries outstanding on the Issue Date (other than Indebtedness outstanding under the Credit Agreement);

(4)    Interest Swap Obligations of the Company or any Restricted Subsidiary of the Company covering Indebtedness of the Company or any of its Restricted Subsidiaries; provided, however, that such Interest Swap Obligations are entered into for the purpose of fixing or hedging interest rates with respect to any fixed or variable rate Indebtedness that is permitted by the Indenture to be outstanding to the extent that the notional amount of any such Interest Swap Obligation does not exceed, at the time of the incurrence thereof, the principal amount of Indebtedness to which such Interest Swap Obligation relates;

(5)    Indebtedness of a Restricted Subsidiary of the Company to the Company or to another Restricted Subsidiary for so long as such Indebtedness is held by the Company or a Restricted

Subsidiary of the Company, in each case subject to no Lien by anyone other than the Company; provided that (a) any such Indebtedness is subordinated, pursuant to a written agreement, to such Subsidiary’s Obligations under the Indenture and its Guarantee and (b) if as of any date any Person other than the Company or a Guarantor owns or holds any such Indebtedness or holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness by the issuer of such Indebtedness (unless such Indebtedness may otherwise be incurred pursuant to the terms of the Indenture);

(6)    Indebtedness of the Company to a Restricted Subsidiary of the Company for so long as such Indebtedness is held by a Restricted Subsidiary of the Company, in each case subject to no Lien; provided that (a) any such Indebtedness is subordinated, pursuant to a written agreement by the holder thereof, to the Company’s obligations under the Indenture and the Notes and (b) if as of any date any Person other than a Restricted Subsidiary owns or holds any such Indebtedness or any Person holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness by the Company (unless such Indebtedness may otherwise be incurred pursuant to the terms of the Indenture);

(7)    Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within three business days of incurrence;

(8)    Indebtedness of the Company or any of its Restricted Subsidiaries represented by (a) letters of credit for the account of the Company or such Restricted Subsidiary, as the case may be, in order to provide security for performance bonds, bankers’ acceptances, surety or appeal bonds, workers’ compensation claims, automobile liability loss fund claims, payment obligations in connection with self-insurance or similar requirements incurred in the ordinary course of business or (b) performance bonds, appeal bonds, surety bonds, insurance obligations or bonds and other similar bonds or obligations incurred in the ordinary course of business;

(9)    Indebtedness represented by Capitalized Lease Obligations and Purchase Money Obligations of the Company and its Restricted Subsidiaries existing on the Issue Date, and Indebtedness represented by Capitalized Lease Obligations and Purchase Money Obligations of the Company and its Restricted Subsidiaries after the Issue Date up to, but not exceeding, $3.5 million at any time outstanding;

(10)    Refinancing Indebtedness;

(11)    Guarantees by the Company or a Restricted Subsidiary of the Company of Indebtedness incurred by the Company or a Restricted Subsidiary of the Company so long as the incurrence of such Indebtedness by the Company or any such Restricted Subsidiary is otherwise permitted by the terms of the Indenture;

(12)    Indebtedness arising from agreements of the Company or a Subsidiary of the Company providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred in connection with the disposition of any business, assets or Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition; provided that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by the Company and the Subsidiary of the Company in connection with such disposition;

(13)    Reimbursement obligations for letters of credit issued under the Credit Agreement in an aggregate principal amount not to exceed $10.0 million at any time outstanding; and

(14)    additional Indebtedness of the Company and its Restricted Subsidiaries in an aggregate principal amount not to exceed $5.0 million at any time outstanding (which amount may, but need not, be incurred in whole or in part under the Credit Agreement).

For purposes of determining compliance with the ‘‘Limitation on Incurrence of Additional Indebtedness’’ covenant, (i) in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (14) above or is entitled to be incurred pursuant to the Consolidated Fixed Charge Coverage Ratio provisions of such covenant, the Company shall, in its sole discretion, classify (or later reclassify) such item of Indebtedness in any manner that complies with this covenant, (ii) the amount of Indebtedness issued at a price which is less than the principal amount thereof shall be equal to the original issue price of such Indebtedness and (iii) Indebtedness incurred in connection with, or in contemplation of, any transaction described in the definition of the term ‘‘Acquired Indebtedness’’ shall be deemed to have been incurred by the Company or one of its Restricted Subsidiaries, as the case may be, at the time an acquired Person becomes such a Restricted Subsidiary (or is merged into the Company or such a Restricted Subsidiary) or at the time of the acquisition of assets, as the case may be. Accrual of interest, accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Capital Stock in the form of additional shares of the same class of Disqualified Capital Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Capital Stock for purposes of the ‘‘Limitations on Incurrence of Additional Indebtedness’’ covenant.

‘‘Permitted Investments’’ means:

(1)    Investments by the Company or any Restricted Subsidiary of the Company in any Person that is or will become immediately after such Investment a Guarantor or Foreign Restricted Subsidiary of ours or that will merge or consolidate into the Company or a Guarantor or Foreign Restricted Subsidiary of ours;

(2)    Investments in the Company by any Restricted Subsidiary of the Company; provided that any Indebtedness evidencing such Investment is unsecured and subordinated, pursuant to a written agreement, to the Company’s Obligations under the Notes and the Indenture;

(3)    Investments in cash and Cash Equivalents;

(4)    loans and advances to employees, officers and directors of the Company and its Restricted Subsidiaries not in excess of $100,000 at any one time outstanding;

(5)    Currency Agreements, Commodity Agreements and Interest Swap Obligations entered into in the ordinary course of the Company’s or its Restricted Subsidiaries’ businesses and otherwise in compliance with the Indenture;

(6)    Investments in the Notes;

(7)    Investments in securities of trade creditors or customers received (a) pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers in exchange for claims against such trade creditors or customers or (b) in settlement of delinquent obligations of, and other disputes, with customers, suppliers and others in each case arising in the ordinary course of business or otherwise in satisfaction of a judgment;

(8)    Investments made by the Company or its Restricted Subsidiaries as a result of an Asset Sale made in compliance with the ‘‘Limitation on Asset Sales’’ covenant;

(9)    Investments made by the Company or its Restricted Subsidiaries:

(a)    consisting of consideration received in connection with an Asset Sale made in compliance with the ‘‘Limitation on Asset Sales’’ covenant; or

(b)    consisting of consideration received by us or any of our Restricted Subsidiaries in connection with a transaction that would be an Asset Sale if it consisted of aggregate consideration received by us or any of our Restricted Subsidiaries of $1.0 million or more;

(10)    Investments of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of ours or at the time such Person merges or consolidates with us or any of our Restricted Subsidiaries, in either case in compliance with the Indenture; provided that such Investments were not made by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of ours or such merger or consolidation;

(11)    Investments in existence on the Issue Date;

(12)    guarantees of Indebtedness to the extent permitted pursuant to the ‘‘Limitation on Incurrence of Additional Indebtedness’’ covenant; and

(13)    additional Investments (including Investments in joint ventures and Unrestricted Subsidiaries) not to exceed $1.0 million at any time outstanding.

‘‘Permitted Liens’’ means the following types of Liens:

(1)    Liens for taxes, assessments or governmental charges or claims that are either (a) not delinquent or (b) being contested in good faith by appropriate proceedings and as to which the Company or any of its Restricted Subsidiaries shall have set aside on its books such reserves if any, as shall be required pursuant to GAAP, and Liens for taxes to be paid pursuant to the Plan of Reorganization;

(2)    statutory and common law Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law or pursuant to customary reservations or retentions of title incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

(3)    Liens incurred or deposits made in the ordinary course of business in connection with automobile insurance policies, workers’ compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

(4)    Liens arising by reason of any judgment of any court but not giving rise to an Event of Default, so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

(5)    licenses, sublicenses, leases, subleases, easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of the Company and that of its Restricted Subsidiaries, taken as a whole;

(6)    any interest or title of a lessor under any Capitalized Lease Obligation or operating lease permitted pursuant to clause (9) of the definition of ‘‘Permitted Indebtedness;’’ provided that such Liens do not extend to any property or assets which is not leased property subject to such Capitalized Lease Obligation;

(7)    Liens securing Capitalized Lease Obligations and Purchase Money Indebtedness permitted pursuant to clause (9) of the definition of ‘‘Permitted Indebtedness’’; provided, however, that in the case of Purchase Money Indebtedness (a) the Indebtedness shall not exceed the cost of property acquired, together with the cost of the construction thereof and improvements thereto, and shall not be secured by any property or assets of the Company or any Restricted Subsidiary of the Company other than such property and improvements thereto so acquired or constructed and improvements thereon and (b) the Lien securing such Indebtedness shall be created within 180 days of such acquisition or construction or, in the case of a refinancing of any Purchase Money Indebtedness, within 180 days of such refinancing;

(8)    Liens (a) upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances or similar credit transactions issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods, (b) securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof, or (c) encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of the Company or any of its Restricted Subsidiaries, including rights of offset and set-off;

(9)    Liens (a) securing Interest Swap Obligations which Interest Swap Obligations relate to Indebtedness that is otherwise permitted under the Indenture, or (b) securing Indebtedness under Currency Agreements and Commodity Agreements that are permitted under the Indenture;

(10)    Liens securing Acquired Indebtedness incurred in accordance with the ‘‘Limitation on Incurrence of Additional Indebtedness’’ covenant (including, without limitation clause (9) of the definition of Permitted Indebtedness), provided that:

(a)    such Liens secured such Acquired Indebtedness at the time of and prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company and were not granted in connection with, or in anticipation of, the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company; and

(b)    such Liens do not extend to or cover any property or assets of the Company or of any of its Restricted Subsidiaries other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of the Company or a Restricted Subsidiary of the Company and are no more favorable to the lienholders than those securing the Acquired Indebtedness prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company;

(11)    Liens existing as of the Issue Date and securing Indebtedness permitted to be outstanding under clause (3) of the definition of the term ‘‘Permitted Indebtedness’’ to the extent and in the manner such Liens are in effect on the Issue Date;

(12)    Liens securing the Notes, the Additional Notes (if any), the Indenture and the Guarantees;

(13)    Liens on property or assets of the Company or any Restricted Subsidiary (and the proceeds thereof), other than the Motor Vehicles, securing Indebtedness under the Credit Agreement to the extent such Indebtedness is permitted under clauses (2), (13) and (14) of the definition of the term ‘‘Permitted Indebtedness;’’

(14)    Liens of the Company or a Guarantor on stock or assets of any Restricted Subsidiary of the Company;

(15)    Liens securing Refinancing Indebtedness which is incurred to Refinance any Indebtedness which has been secured by a Lien permitted under this paragraph and which has been incurred in accordance with the ‘‘Limitation on Incurrence of Additional Indebtedness’’ covenant; provided, however, that such Liens: (i) are no less favorable to the Holders and are not more favorable to the lienholders with respect to such Liens than the Liens in respect of the Indebtedness being Refinanced; and (ii) do not extend to or cover any property or assets of the Company or any of its Restricted Subsidiaries not securing the Indebtedness so Refinanced;

(16)    Liens in the ordinary course of business not exceeding $5.0 million at any one time outstanding that (a) are not incurred in connection with borrowing money and (b) do not materially detract from the value of the property or materially impair its use;

(17)    Liens by reason of judgment or decree not otherwise resulting in an Event of Default;

(18)    Liens securing Indebtedness permitted to be incurred pursuant to clause (14) of the definition of ‘‘Permitted Indebtedness;’’

(19)    Liens on insurance financing payables; and

(20)    Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by us or any of our Restricted Subsidiaries in the ordinary course of business.

‘‘Permitted Prior Liens’’ means (1) Liens described in clauses (1), (6), (7), (10), (11) or (13) (but excluding any Liens on Pledged Real Estate other than the real property and fixtures thereon located in Ridgewood, New York and owned by Metro Affiliates, Inc. on the Issue Date) of the definition of ‘‘Permitted Liens’’ and (2) Liens that arise by operation of law and are not voluntarily granted, to the extent entitled by law to priority over the security interests created by the Security Documents.

‘‘Person’’ means an individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

‘‘Plan of Reorganization’’ means the First Amended Joint Plan of Reorganization of the Company and its affiliated debtors, as filed with the U.S. Bankruptcy Court in the Southern District of New York on September 4, 2003 and which went effective as of December 24, 2003.

‘‘Preferred Stock’’ of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

‘‘Priority Lien Debt’’ means the Indebtedness under the Credit Agreement, in an aggregate amount not to exceed that set forth in clauses (2), (13) and, to the extent incurred under the Credit Agreement, (14) of the definition of ‘‘Permitted Indebtedness.’’

‘‘Purchase Money Indebtedness’’ means Indebtedness of the Company and its Restricted Subsidiaries incurred for the purpose of financing all or any part of the purchase price, or the cost of installation, construction or improvement, of property or equipment or other related assets and any refinancing thereof.

‘‘Qualified Capital Stock’’ means any Capital Stock that is not Disqualified Capital Stock.

‘‘Refinance’’ means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. ‘‘Refinanced’’ and ‘‘Refinancing’’ shall have correlative meanings.

‘‘Refinancing Indebtedness’’ means any Refinancing by the Company or any Restricted Subsidiary of the Company of Indebtedness incurred in accordance with the ‘‘Limitation on Incurrence of Additional Indebtedness’’ covenant (other than Permitted Indebtedness) or pursuant to clause (1) or (3) of the definition of Permitted Indebtedness, in each case that does not:

(1)    result in an increase in the aggregate principal amount of Indebtedness (or accreted value) of such Person as of the date of such proposed Refinancing (plus accrued interest, if any, the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and plus the amount of reasonable expenses incurred by the Company and its Restricted Subsidiaries in connection with such Refinancing);

(2)    create Indebtedness with: (a) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced; or (b) a final maturity earlier than the final maturity of the Indebtedness being Refinanced; provided that (x) if such Indebtedness being Refinanced is Indebtedness of the Company, then such Refinancing Indebtedness shall be Indebtedness solely of the Company or a Guarantor and (y) if such Indebtedness being Refinanced is subordinate or junior to the Notes, then such Refinancing Indebtedness shall be subordinate to the Notes at least to the same extent and in the same manner as the Indebtedness being Refinanced;

(3)    other than as permitted by (2)(b)(x) above, change any of the respective obligors on such Refinancing Indebtedness; or

(4)    afford the holders of such Refinancing Indebtedness covenants, defaults, rights or remedies taken as a whole that more burdensome to the obligors than those contained in the Indebtedness being refinanced.

‘‘Restricted Subsidiary’’ of any Person means any Subsidiary of such Person which at the time of determination is not an Unrestricted Subsidiary.

‘‘Sale and Leaseback Transaction’’ means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to the Company or a Restricted Subsidiary of any property, whether owned by the Company or any Restricted Subsidiary at the Issue Date or later acquired, which has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person or to any other Person from whom funds have been or are to be advanced by such Person on the security of such Property other than: (a) arrangements between us and a Wholly Owned Restricted Subsidiary of ours or between Wholly Owned Restricted Subsidiaries of ours or (b) any arrangement whereby the transfer involves fixed or capital assets and is consummated within 120 days after the date we or a Restricted Subsidiary acquire or finish construction of such fixed or capital assets.

‘‘Sale of Collateral’’ means any Asset Sale involving a sale or other disposition of Collateral.

‘‘Secured Debt’’ means the Notes and Priority Lien Debt.

‘‘Secured Debt Documents’’ means the Notes, the Indenture, the Credit Agreement and each agreement binding on the Company or any Guarantor related thereto.

‘‘Secured Obligations’’ means the Obligations of the Company and the Guarantors under the Notes, the Indenture, the Guarantees and all Priority Lien Debt.

‘‘Securities Act’’ means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

‘‘Security Agreement’’ means the Security Agreement, dated as of the Issue Date, made by the Company and the Guarantors in favor of the Collateral Agent, as amended or supplemented from time to time in accordance with its terms.

‘‘Security Documents’’ means the Intercreditor Agreement, and all security agreements, pledge agreements, collateral assignments, mortgages, collateral agency agreements, control agreements, deeds of trust or other grants or transfers for security executed and delivered by the Company or any other obligor creating (or purporting to create) a Lien upon Collateral in favor of the Collateral Agent, in each case, as amended, modified, renewed, restated or replaced, in whole or in part, from time to time, in accordance with its terms.

‘‘Significant Subsidiary’’ with respect to any Person, means any Restricted Subsidiary of such Person that satisfies the criteria for a ‘‘significant subsidiary’’ set forth in Rule 1.02(w) of Regulation S-X under the Exchange Act as such regulation is in effect as of the Issue Date.

‘‘Subsidiary’’ with respect to any Person, means:

(1)    any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person or one or more Subsidiaries of such Person (or any combination thereof); or

(2)    any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person or one or more Subsidiaries of such Person (or any combination thereof).

‘‘Unrestricted Subsidiary’’ of any Person means:

(1)    any Subsidiary of such Person that at the time of determination shall be or continue to be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below; and

(2)    any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of,

or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated, provided that:

(1)    the Company certifies to the Trustee that such designation complies with the ‘‘Limitation on Restricted Payments’’ covenant; and

(2)    each Subsidiary to be so designated and each of its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries.

The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary only if:

(1)    immediately after giving effect to such designation, the Company is able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the ‘‘Limitation on Incurrence of Additional Indebtedness’’ covenant; and

(2)    immediately before and immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the foregoing provisions.

‘‘Voting Stock’’ means, with respect to any Person, securities of any class or classes of Capital Stock in such Person entitling the holders thereof (whether at all times or only so long as no senior class of stock has voting power by reason of any contingency) to vote in the election of members of the Board of Directors of such Person.

‘‘Weighted Average Life to Maturity’’ means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the then outstanding aggregate principal amount of such Indebtedness into (b) the sum of the total of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

‘‘Wholly Owned Subsidiary’’ of any Person means any Restricted Subsidiary of such Person of which all the outstanding Capital Stock (other than in the case of a foreign Subsidiary, directors’ qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by such Person or any Wholly Owned Subsidiary of such Person.

 Book-Entry; Delivery and Form

The private notes are represented by, and the exchange notes will be represented by, one or more permanent global notes in definitive, fully registered form without interest coupons and will be deposited with the Trustee as custodian for, and registered in the name of a nominee of, The Depository Trust Company (‘‘DTC’’).

Ownership of beneficial interests in a global note will be limited to persons who have accounts with DTC, which we refer to as participants, or persons who hold interests through participants. Ownership of beneficial interests in a global note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

So long as DTC, or its nominee, is the registered owner or holder of any of the notes, DTC or that nominee, as the case may be, will be considered the sole owner or holder of such exchange notes represented by the global note for all purposes under the indenture and the notes. No beneficial owner of an interest in a global note will be able to transfer such interest except in accordance with DTC’s applicable procedures, in addition to those provided for under the indenture and, if applicable, those of Euroclear and Clearstream Banking, S.A. of Luxembourg (‘‘Clearstream, Luxembourg’’).

Payments of the principal of, and interest on, a global note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of we, the Trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global note as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in such global note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and procedures and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream, Luxembourg will be effected in the ordinary way in accordance with their respective rules and operating procedures. We expect that DTC will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account DTC’s interests in a global note is credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the notes, DTC will exchange the applicable global note for certificated notes, which it will distribute to its participants.

We understand that: DTC is a limited purpose trust company organized under the laws of the State of New York, a ‘‘banking organization’’ within the meaning of New York Banking Law, a member of the Federal Reserve System, a ‘‘clearing corporation’’ within the meaning of the Uniform Commercial Code and a ‘‘Clearing Agency’’ registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies and certain other organizations that clear through or maintain a custodial relationship with a participant, either directly or indirectly, whom we refer to as indirect participants.

Although DTC, Euroclear and Clearstream, Luxembourg are expected to follow the foregoing procedures in order to facilitate transfers of interests in a global note among participants of DTC,

Euroclear and Clearstream, Luxembourg, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of we, the Trustee or the paying agent will have any responsibility for the performance by DTC, Euroclear or Clearstream, Luxembourg or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

If DTC is at any time unwilling or unable to continue as a depositary for the global notes or if at any time DTC ceases to be a ‘‘clearing agency’’ registered under the Exchange Act and a successor depositary is not appointed by us within 90 days, we will issue certificated notes in exchange for the global notes. Holders of an interest in a global note may receive certificated notes in accordance with DTC’s rules and procedures in addition to those provided for under the applicable indenture.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of the material United States federal income tax consequences relevant to the exchange of the outstanding notes for the exchange notes pursuant to this exchange offer and the ownership and disposition of the exchange notes, but does not purport to be a complete analysis of all potential tax effects. The discussion is based upon the Internal Revenue Code of 1986, as amended (the ‘‘Code’’), United States Treasury Regulations issued thereunder, Internal Revenue Service (‘‘IRS’’) rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time. Any such change may be applied retroactively in a manner that could adversely affect a holder of the notes. This discussion does not address all of the United States federal income tax consequences that may be relevant to a holder in light of such holder’s particular circumstances or to holders subject to special rules, such as banks, financial institutions, U.S. expatriates, insurance companies, dealers in securities or currencies, traders in securities, partnerships or other pass-through entities, U.S. Holders (as defined below) whose functional currency is not the U.S. dollar, tax-exempt organizations and persons holding the notes as part of a ‘‘straddle,’’ ‘‘hedge,’’ ‘‘conversion transaction’’ or other integrated transaction. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed. The discussion deals only with notes held as ‘‘capital assets’’ within the meaning of Section 1221 of the Code. Moreover, except as set forth below, this description does not address the U.S. federal estate and gift or the alternative minimum tax consequences of the exchange of the outstanding notes for the exchange notes pursuant to this exchange offer, the ownership or retirement of notes.

As used herein, ‘‘U.S. Holder’’ means a beneficial owner of the notes who or that is or is treated for United States federal income tax purposes as:

•	an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the ‘‘substantial presence’’ test under Section 7701(b) of the Code;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or a political subdivision thereof;

•	an estate, the income of which is subject to United States federal income tax regardless of its source; or

•	a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons can control all substantial trust decisions, or, if the trust was in existence on August 20, 1996, and it has elected to continue to be treated as a United States person.

No rulings from the IRS have or will be sought with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the exchange of outstanding notes for exchange notes pursuant to this exchange offer or the ownership or disposition of the exchange notes or that any such position would not be sustained. If a partnership or other entity taxable as a partnership holds the notes, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Such partner should consult its tax advisor as to the tax consequences.

You should consult your own tax advisors as to the particular tax consequences to you of the exchange of outstanding notes for exchange notes pursuant to this exchange offer and the ownership and disposition of the exchange notes, including the applicability of any United States federal tax laws and any state, local or foreign tax laws or tax treaties.

EXCHANGE PURSUANT TO THIS EXCHANGE OFFER

The exchange of the exchange notes for the outstanding notes in the exchange offer should not be treated as an ‘‘exchange’’ for United States federal income tax purposes, because the exchange notes should not be considered to differ materially in kind or extent from the outstanding notes. Accordingly, the exchange of the exchange notes for the outstanding notes should not be a taxable event to holders for United States federal income tax purposes. Moreover, the exchange notes should have the same tax attributes as the outstanding notes and the same consequences to holders as the outstanding notes have to holders, including the same issue price, adjusted issue price, adjusted tax basis and holding period.

U.S. HOLDERS

Interest

Subject to the discussion below under ‘‘— Original Issue Discount,’’ payments of stated interest on the notes generally will be taxable to a U.S. Holder as ordinary income at the time that such payments are received or accrued, in accordance with such U.S. Holder’s method of accounting for United States federal income tax purposes.

Original Issue Discount

The notes were issued with original issue discount (‘‘OID’’) for United States federal income tax purposes equal to the excess of a note’s ‘‘stated redemption price at maturity’’ over its ‘‘issue price,’’ and accordingly, U.S. Holders of notes are subject to special rules relating to the accrual of income for tax purposes. U.S. Holders of notes generally must include OID in gross income for United States federal income tax purposes on an annual basis under a constant yield accrual method regardless of their regular method of tax accounting. As a result, U.S. Holders must include OID in income in advance of the receipt of cash attributable to such income.

The stated redemption price at maturity of a note includes all payments on the note other than payments of ‘‘qualified stated interest.’’ In general, under applicable Treasury Regulations, interest on a floating rate note that is unconditionally payable at least annually constitutes ‘‘qualified stated interest’’ if the floating rate note is a ‘‘variable rate debt instrument’’ (a ‘‘VRDI’’) and interest is payable at a single ‘‘qualified floating rate’’ within the meaning of the applicable Treasury Regulations. The notes are treated as VRDIs and the stated interest payable on the notes are treated as payable at a single qualified floating rate under these regulations. Thus, payments of stated interest on a note are not taken into account for purposes of determining the stated redemption price at maturity of the notes. The amount of OID includible in income by an initial U.S. Holder of a note is the sum of the ‘‘daily portions’’ of OID with respect to the note for each day during the taxable year or portion thereof in which such U.S. Holder holds such note (‘‘accrued OID’’). A daily portion is determined by allocating to each day in any ‘‘accrual period’’ a pro rata portion of the OID that accrued in such period. The ‘‘accrual period’’ of a note may be of any length and may vary in length over the term of the note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the first or last day of an accrual period. The amount of OID that accrues with respect to any accrual period is the excess of (i) the product of the note’s adjusted issue price at the beginning of such accrual period and its yield to maturity, determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of such period, over (ii) the amount of qualified stated interest allocable to such accrual period. The ‘‘adjusted issue price’’ of a note at the start of any accrual period is equal to its issue price, increased by the accrued OID for each prior accrual period and reduced by any prior payments made on such note (other than payments of qualified stated interest). In the case of VRDIs that provide for stated interest to be unconditionally payable at a single qualified floating rate at least annually, such as the notes, both the ‘‘yield to maturity’’ and the ‘‘qualified stated interest’’ will be determined, solely for purposes of calculating the accrual of OID, as though the notes will bear interest in all periods at a fixed rate generally equal to the rate for the initial interest period.

In certain circumstances (see ‘‘Description of the Exchange Notes — Redemption — Optional Redemption’’ and ‘‘— Optional Redemption Upon Equity Offerings,’’ and ‘‘Description of the Exchange Notes — Repurchase Upon Change of Control’’), the Company may be obligated to pay amounts in excess of stated interest or principal on the notes. According to Treasury Regulations, the possibility that any such payments in excess of stated interest or principal will be made will not affect the amount of interest income a U.S. Holder recognizes if there is only a remote chance as of the date the notes were issued that such payments will be made. The Company believes that the likelihood that it will be obligated to make any such payments is remote. Therefore, the Company does not treat the potential payment of these amounts as includible in the ‘‘stated redemption price at maturity.’’ The Company’s determination that these contingencies are remote is binding on a U.S. Holder unless such holder discloses its contrary position in the manner required by applicable Treasury Regulations. The Company’s determination is not, however, binding on the IRS, and if the IRS were to challenge this determination, a U.S. Holder might be required to accrue income on its notes in excess of stated interest and OID, and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a note before the resolution of the contingencies. In the event a contingency occurs, it would affect the amount and timing of the income recognized by a U.S. Holder. If any such amounts are in fact paid, U.S. Holders will be required to recognize such amounts as income.

Market Discount

If a U.S. Holder acquires a note at a cost that is less than its adjusted issue price, as defined above, the amount of such difference is treated as ‘‘market discount’’ for federal income tax purposes, unless such difference is less than .0025 multiplied by the stated redemption price at maturity multiplied by the number of complete years to maturity (from the date of acquisition).

Under the market discount rules of the Code, a U.S. Holder is required to treat any payment on a note other than qualified stated interest, and any gain on the sale, exchange, retirement or other disposition of a note, as ordinary income to the extent of the accrued market discount that has not previously been included in income. If such note is disposed of by the U.S. Holder in certain otherwise nontaxable transactions, accrued market discount must be included as ordinary income by the U.S. Holder as if the holder had sold the note at its then fair market value.

In general, the amount of market discount that has accrued is determined on a ratable basis. A U.S. Holder may, however, elect to determine the amount of accrued market discount on a constant yield to maturity basis. This election is made on a note-by-note basis and is irrevocable.

With respect to notes with market discount, a U.S. Holder may not be allowed to deduct immediately a portion of the interest expense on any indebtedness incurred or continued to purchase or to carry the notes. A U.S. Holder may elect to include market discount in income currently as it accrues, in which case the interest deferral rule set forth in the preceding sentence will not apply. This election will apply to all debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies and is irrevocable without the consent of the IRS. A U.S. Holder’s tax basis in a note will be increased by the amount of market discount included in the holder’s income under the election.

Premium and Acquisition Premium

If a U.S. Holder purchases a note for an amount in excess of the sum of all amounts payable on the note after the date of acquisition (other than payments of qualified stated interest), such holder will be considered to have purchased such note with ‘‘amortizable bond premium’’ equal in amount to such excess, and generally will not be required to include any OID in income. Generally, a U.S. Holder may elect to amortize such premium as an offset to qualified stated interest income, using a constant yield method similar to that described above (see ‘‘— Original Issue Discount’’), over the remaining term of the note. A U.S. Holder who elects to amortize bond premium must reduce such holder’s tax basis in the note by the amount of the premium used to offset qualified stated interest income as set forth above. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by such holder and may be revoked only with the consent of the IRS.

If a U.S. Holder purchases a note issued with OID at an ‘‘acquisition premium,’’ the amount of OID that the U.S. Holder includes in gross income is reduced to reflect the acquisition premium. A note will be treated as purchased at an acquisition premium if its adjusted basis, immediately after its purchase, is:

•	less than or equal to the sum of all amounts payable on the note after the purchase date other than payments of qualified stated interest, and

•	greater than the note’s adjusted issue price.

If a note is purchased at an acquisition premium, the U.S. Holder will reduce the amount of OID that otherwise would be included in income during an accrual period by an amount equal to:

•	the amount of OID otherwise includible in income multiplied by

•	a fraction, the numerator of which is the excess of the adjusted basis of the note immediately after its acquisition by the purchaser over the adjusted issue price of the note and the denominator of which is the excess of the sum of all amounts payable on the note after the purchase date over the note’s adjusted issue price.

As an alternative to reducing the amount of OID that otherwise would be included in income by this fraction, the U.S. Holder may elect to compute OID accruals by treating the purchase as a purchase at original issuance and applying the constant yield method described above.

Election to Treat All interest as Original issue Discount

U.S. Holders may elect to include in gross income all interest that accrues on a note, including any stated interest, OID , market discount, de minimis market discount and unstated interest, as adjusted by acquisition premium, by using the constant yield method described above under the heading ‘‘Original Issue Discount.’’ This election for a note with market discount will result in a deemed election to accrue market discount in income currently for the note and for all other debt instruments acquired by the U.S. Holder with market discount on or after the first day of the taxable year to which the election first applies, and may be revoked only with the permission of the IRS. A U.S. Holder’s tax basis in a note will be increased by each accrual of the amounts treated as OID under the constant yield election described in this paragraph.

Sale or Other Disposition of the Notes

A U.S. Holder will recognize gain or loss on the sale, exchange, redemption, retirement or other taxable disposition of a note equal to the difference between the amount realized upon the disposition (less a portion allocable to any accrued and unpaid interest, which will be taxable as interest) and the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted basis in a note generally will be the U.S. Holder’s cost therefor, increased by any OID or market discount included in gross income with respect to the note and decreased by any principal payments received by such holder. This gain or loss generally will be a capital gain or loss (except as described above under the heading ‘‘Market Discount’’), and will be a long-term capital gain or loss if the U.S. Holder has held the note for more than one year. Otherwise, such gain or loss will be a short-term capital gain or loss. If you are a non-corporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to long term capital gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than certain dividends). The deductibility of capital losses is subject to limitations.

Legal Defeasance

Were we to exercise a Legal Defeasance of the Notes (see ‘‘Description of the Exchange Notes — Legal Defeasance and Covenant Defeasance’’), under current law, such Legal Defeasance generally would be deemed to constitute a taxable exchange of the outstanding notes for other property. In such case, a U.S. Holder generally would be required to recognize capital gain or loss in connection with such deemed exchange in a manner comparable to that discussed above under ‘‘— Sale or Other Disposition of the Notes.’’ In addition, after such deemed exchange, a U.S. Holder also may be required to recognize income from the property deemed to have been received in such exchange over the remaining life of the transaction in a manner or amount that is different than had the Legal Defeasance not occurred. We are generally permitted to exercise a Legal Defeasance of the notes only upon delivering an opinion confirming that there has been a change in law, but this opinion is not required if the notes will become due and payable on their maturity date within one year or are to be called for redemption within one year. U.S. Holders should consult their tax advisors as to the specific consequences arising from a Legal Defeasance in their particular situations.

Backup Withholding

A U.S. Holder may be subject to a backup withholding tax when such holder receives interest and principal payments on the notes held or upon the proceeds received upon the sale or other disposition of such notes. Certain holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to backup withholding. A U.S. Holder will be subject to this backup withholding tax if such holder is not otherwise exempt and such holder:

•	fails to furnish its taxpayer identification number (‘‘TIN’’), which, for an individual, is ordinarily his or her social security number;

•	furnishes an incorrect TIN;

•	is notified by the IRS that it has failed to properly report payments of interest or dividends; or

•	fails to certify, under penalties of perjury, that it has furnished a correct TIN and that the IRS has not notified the U.S. Holder that it is subject to backup withholding.

U.S. Holders should consult their personal tax advisor regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. The backup withholding tax is not an additional tax and taxpayers may use amounts withheld as a credit against their United States federal income tax liability or may claim a refund as long as they timely provide certain information to the IRS.

NON-U.S. HOLDERS

A non-U.S. Holder is a beneficial owner of the notes who is not a U.S. Holder or a U.S. domestic partnership or other entity treated as a U.S. domestic partnership for United States federal income tax purposes.

Interest

Interest (including OID) paid to a non-U.S. Holder will not be subject to United States federal withholding tax of 30% (or, if applicable, a lower treaty rate) provided that:

•	such holder does not directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all of the classes of stock of the Company;

•	such holder is not a controlled foreign corporation that is related to the Company through stock ownership and is not a bank that received such notes on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•	either (1) the non-U.S. Holder certifies in a statement provided to the Company or the paying agent, under penalties of perjury, that it is not a ‘‘United States person’’ within the meaning of the Code and provides its name and address, (2) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds the notes on behalf of the non-U.S. Holder certifies to the Company or the paying agent under penalties of perjury that it, or the financial institution between it and the non-U.S. Holder, has received from the non-U.S. Holder a statement, under penalties of perjury, that such holder is not a ‘‘United States person’’ and provides the Company or the paying agent with a copy of such statement or (3) the non-U.S. Holder holds its notes directly through a ‘‘qualified intermediary’’ and certain conditions are satisfied.

Even if the above conditions are not met, a non-U.S. Holder may be entitled to a reduction in or an exemption from withholding tax on interest under a tax treaty between the United States and the

non-U.S. Holder’s country of residence. To claim such a reduction or exemption, a non-U.S. Holder must generally complete IRS Form W-8BEN and claim this exemption on the form. In some cases, a non-U.S. Holder may instead be permitted to provide documentary evidence of its claim to the intermediary, or a qualified intermediary may already have some or all of the necessary evidence in its files.

Sale or Other Disposition of the notes

A non-U.S. Holder will generally not be subject to United States federal income tax or withholding tax on gain recognized on the sale, exchange, redemption, retirement or other disposition of a note. However, a non-U.S. Holder may be subject to tax on such gain if such holder is an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met or if the gain is effectively connected with the conduct of a United States trade or business by the non-U.S. Holder.

United States Trade or Business

If interest or gain from a disposition of the notes is effectively connected with a non-U.S. Holder’s conduct of a United States trade or business, and, if an income tax treaty applies, the non-U.S. Holder maintains a United States ‘‘permanent establishment’’ to which the interest or gain is attributable, the non-U.S. Holder may be subject to United States federal income tax on the interest or gain on a net basis in the same manner as if it were a U.S. Holder. If interest income received with respect to the notes is taxable on a net basis, the 30% withholding tax described above will not apply (assuming an appropriate certification is provided). A foreign corporation that is a holder of a note also may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to certain adjustments, unless it qualifies for a lower rate under an applicable income tax treaty. For this purpose, interest on a note or gain recognized on the disposition of a note will be included in earnings and profits if the interest or gain is effectively connected with the conduct by the foreign corporation of a trade or business in the United States.

Backup Withholding and Information Reporting

Backup withholding will not apply to payments of principal or interest made by the Company or the paying agent, in their capacities as such, to a non-U.S. Holder of a note if the holder meets the identification and certification requirements discussed above under ‘‘NON-U.S. HOLDERS – Interest’’ for exemption from United States federal withholding tax and the payor does not have actual knowledge or a reason to know that the certification is incorrect. However, information reporting on IRS Form 1042-S may still apply with respect to interest payments. Payments of the proceeds from a disposition by a non-U.S. Holder of a note made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that information reporting (but generally not backup withholding) may apply to those payments if the broker is:

•	a United States person;

•	a controlled foreign corporation for United States federal income tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period; or

•	a foreign partnership, if at any time during its tax year, one or more of its partners are United States persons, as defined in Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a United States trade or business.

Payment of the proceeds from a disposition by a non-U.S. Holder of a note made to or through the United States office of a broker is generally subject to information reporting and backup withholding unless the holder or beneficial owner certifies as to its taxpayer identification number or otherwise establishes an exemption from information reporting and backup withholding.

Non-U.S. Holders should consult their own tax advisors regarding application of withholding and backup withholding in their particular circumstance and the availability of and procedure for obtaining an exemption from withholding, information reporting and backup withholding under current Treasury regulations. In this regard, the current Treasury regulations provide that a certification may not be relied on if the payor knows or has reasons to know that the certification may be false. The backup withholding tax is not an additional tax and taxpayers may use amounts withheld as a credit against their United States federal income tax liability or may claim a refund as long as they timely provide certain information to the IRS.

 Plan of Distribution

Each broker-dealer that receives new securities for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for private notes where such private notes were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date and ending on the close of business one year after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until November 13, 2007, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by brokers-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an ‘‘underwriter’’ within the meaning of the Securities Act and any profit of any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an ‘‘underwriter’’ within the meaning of the Act.

For a period of one year after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holder of the securities) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the securities (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

 Validity of the Securities

The validity of the exchange notes and the guarantees thereof will be passed upon for us by Latham & Watkins LLP, New York, New York, Day Pitney, LLP, Boston, Massachusetts, Silverman Sclar Shin & Byrne PLLC, New York, New York and Spencer Fane Britt & Browne LLP, Kansas City, Missouri.

EXPERTS

The financial statements of Atlantic Express Transportation Corp. as of June 30, 2006 and 2005, and for each of the three fiscal years in the period ended June 30, 2006, incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, independent registered public accountants.

No person has been authorized to give any information or to make any representations other than those contained in this prospectus and, if given or made, such information and representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or any offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.

$185,000,000

Senior Secured Floating Rate
Notes due 2012

PROSPECTUS

July 18, 2007